Exhibit 99.1

2014 Manulife Financial Corporation

Consolidated Financial Statements

1	Responsibility for Financial Reporting
1	Appointed Actuary’s Report to the Shareholders
2	Independent Auditors’ Report of Registered Public Accounting Firm
3	Independent Auditors’ Report on Internal Controls under Standards of the Public Company Accounting Oversight Board (United States)
4	Consolidated Statements of Financial Position
5	Consolidated Statements of Income
6	Consolidated Statements of Comprehensive Income
6	Income Taxes Included in Other Comprehensive Income (Loss)
7	Consolidated Statements of Changes in Equity
8	Consolidated Statements of Cash Flows
10	Notes to Consolidated Financial Statements

Manulife Financial Corporation 2014 Consolidated Financial Statements

Responsibility for Financial Reporting

The accompanying consolidated financial statements of Manulife Financial Corporation are the responsibility of management and have been approved by the Board of Directors. It is also the responsibility of management to ensure that all information in the annual report to shareholders is consistent with these consolidated financial statements.

The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards and the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada. When alternative accounting methods exist, or when estimates and judgment are required, management has selected those amounts that present the Company’s financial position and results of operations in a manner most appropriate to the circumstances.

Appropriate systems of internal control, policies and procedures have been maintained to ensure that financial information is both relevant and reliable. The systems of internal control are assessed on an ongoing basis by management and the Company’s internal audit department.

The actuary appointed by the Board of Directors (the “Appointed Actuary”) is responsible for ensuring that assumptions and methods used in the determination of policy liabilities are appropriate to the circumstances and that reserves will be adequate to meet the Company’s future obligations under insurance and annuity contracts.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. These responsibilities are carried out primarily through an Audit Committee of unrelated and independent directors appointed by the Board of Directors.

The Audit Committee meets periodically with management, the internal auditors, the external auditors and the Appointed Actuary to discuss internal control over the financial reporting process, auditing matters and financial reporting issues. The Audit Committee reviews the consolidated financial statements prepared by management and then recommends them to the Board of Directors for approval. The Audit Committee also recommends to the Board of Directors and shareholders the appointment of external auditors and approval of their fees.

The consolidated financial statements have been audited by the Company’s external auditors, Ernst & Young LLP, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Ernst & Young LLP has full and free access to management and the Audit Committee.

Donald A. Guloien President and Chief Executive Officer	Steve B. Roder Senior Executive Vice President and Chief Financial Officer

Toronto, Canada

February 19, 2015

Appointed Actuary’s Report to the Shareholders

I have valued the policy liabilities of Manulife Financial Corporation for its Consolidated Statements of Financial Position as at December 31, 2014 and 2013 and their change in the Consolidated Statements of Income for the years then ended in accordance with actuarial practice generally accepted in Canada, including selection of appropriate assumptions and methods.

In my opinion, the amount of policy liabilities makes appropriate provision for all policyholder obligations and the consolidated financial statements fairly present the results of the valuation.

Cindy Forbes, F.C.I.A.

Executive Vice President and Appointed Actuary

Toronto, Canada

February 19, 2015

Manulife Financial Corporation 2014 Consolidated Financial Statements	1

Independent Auditors’ Report of Registered Public Accounting Firm

To the Shareholders of Manulife Financial Corporation

We have audited the accompanying consolidated financial statements of Manulife Financial Corporation, which comprise the Consolidated Statements of Financial Position as at December 31, 2014 and 2013, and the Consolidated Statements of Income, Comprehensive Income, Changes in Equity and Cash Flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Manulife Financial Corporation as at December 31, 2014 and 2013, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Manulife Financial Corporation’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 19, 2015 expressed an unqualified opinion on Manulife Financial Corporation’s internal control over financial reporting.

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada,

February 19, 2015.

2	Manulife Financial Corporation 2014 Consolidated Financial Statements

Independent Auditors’ Report on Internal Control Under Standards of The Public Company Accounting Oversight Board (United States)

To the Shareholders of Manulife Financial Corporation

We have audited Manulife Financial Corporation’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Manulife Financial Corporation’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the Management’s Report on Internal Control Over Financial Reporting contained in the Management’s Discussion and Analysis. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Manulife Financial Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the Consolidated Statements of Financial Position as at December 31, 2014 and 2013, and the Consolidated Statements of Income, Comprehensive Income, Changes in Equity and Cash Flows for the years then ended of Manulife Financial Corporation, and our report dated February 19, 2015, expressed an unqualified opinion thereon.

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada,

February 19, 2015.

Manulife Financial Corporation 2014 Consolidated Financial Statements	3

Consolidated Statements of Financial Position

As at December 31, (Canadian $ in millions)	2014	2013
Assets
Cash and short-term securities	$21,079	$13,630
Debt securities	134,446	114,957
Public equities	14,543	13,075
Mortgages	39,458	37,558
Private placements	23,284	21,015
Policy loans	7,876	7,370
Loans to bank clients	1,772	1,901
Real estate	10,101	9,708
Other invested assets	16,751	13,495
Total invested assets (note 4)	$269,310	$232,709
Other assets
Accrued investment income	$2,003	$1,813
Outstanding premiums	737	734
Derivatives (note 5)	19,315	9,673
Reinsurance assets (note 8)	18,525	17,443
Deferred tax assets (note 6)	3,329	2,763
Goodwill and intangible assets (note 7)	5,461	5,298
Miscellaneous	4,194	3,324
Total other assets	$53,564	$41,048
Segregated funds net assets (note 23)	$256,532	$239,871
Total assets	$579,406	$513,628
Liabilities and Equity
Liabilities
Insurance contract liabilities (note 8)	$229,513	$193,242
Investment contract liabilities (note 9)	2,644	2,524
Deposits from bank clients	18,384	19,869
Derivatives (note 5)	11,283	8,929
Deferred tax liabilities (note 6)	1,228	617
Other liabilities	14,365	10,383
	$277,417	$235,564
Long-term debt (note 11)	3,885	4,775
Liabilities for preferred shares and capital instruments (note 12)	5,426	4,385
Liabilities for subscription receipts (note 13)	2,220	–
Segregated funds net liabilities (note 23)	256,532	239,871
Total liabilities	$545,480	$484,595
Equity
Preferred shares (note 14)	$2,693	$2,693
Common shares (note 14)	20,556	20,234
Contributed surplus	267	256
Shareholders’ retained earnings	7,624	5,294
Shareholders’ accumulated other comprehensive income (loss):
Pension and other post-employment plans	(529)	(452)
Available-for-sale securities	794	324
Cash flow hedges	(211)	(84)
Translation of foreign operations	2,112	258
Total shareholders’ equity	$33,306	$28,523
Participating policyholders’ equity	156	134
Non-controlling interests	464	376
Total equity	$33,926	$29,033
Total liabilities and equity	$579,406	$513,628

The accompanying notes are an integral part of these Consolidated Financial Statements.

Donald A. Guloien President and Chief Executive Officer	Richard B. DeWolfe Chairman of the Board of Directors

4	Manulife Financial Corporation 2014 Consolidated Financial Statements

Consolidated Statements of Income

For the years ended December 31, (Canadian $ in millions except per share amounts)	2014	2013
Revenue
Premium income
Gross premiums	$25,226	$24,892
Premiums ceded to reinsurers	(7,343)	(7,382)
Net premiums	$17,883	$17,510
Investment income (note 4)
Investment income	$10,808	$9,860
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on the macro hedge program	17,092	(17,607)
Net investment income (loss)	$27,900	$(7,747)
Other revenue	$8,739	$8,876
Total revenue	$54,522	$18,639
Contract benefits and expenses
To contract holders and beneficiaries
Gross claims and benefits (note 8)	$20,452	$18,671
Change in insurance contract liabilities	24,185	(10,130)
Change in investment contract liabilities	65	162
Benefits and expenses ceded to reinsurers	(6,709)	(6,376)
Change in reinsurance assets	506	1,526
Net benefits and claims	$38,499	$3,853
General expenses	4,772	4,618
Investment expenses (note 4)	1,319	1,154
Commissions	4,250	3,911
Interest expense	1,131	1,045
Net premium taxes	287	311
Total contract benefits and expenses	$50,258	$14,892
Income before income taxes	$4,264	$3,747
Income tax expense (note 6)	(671)	(581)
Net income	$3,593	$3,166

Net income (loss) attributed to:
Non-controlling interests	$71	$48
Participating policyholders	21	(12)
Shareholders	3,501	3,130
	$3,593	$3,166
Net income attributed to shareholders	$3,501	$3,130
Preferred share dividends	(126)	(131)
Common shareholders’ net income	$3,375	$2,999

Earnings per share
Basic earnings per common share (note 14)	$1.82	$1.63
Diluted earnings per common share (note 14)	1.80	1.62
Dividends per common share	0.57	0.52

The accompanying notes are an integral part of these Consolidated Financial Statements.

Manulife Financial Corporation 2014 Consolidated Financial Statements	5

Consolidated Statements of Comprehensive Income

For the years ended December 31, (Canadian $ in millions)	2014	2013
Net income	$3,593	$3,166
Other comprehensive income (loss) (“OCI”), net of tax
Items that will not be reclassified to net income:
Change in pension and other post-employment plans	$(77)	$201
Real estate revaluation reserve	1	–
Total items that will not be reclassified to net income	$(76)	$201
Items that may be subsequently reclassified to net income:
Foreign exchange gains (losses) on:
Translation of foreign operations	$1,888	$1,015
Net investment hedges	(34)	(48)
Available-for-sale financial securities:
Unrealized gains (losses) arising during the year	700	(171)
Reclassification of realized (gains) losses and impairments to net income	(231)	131
Cash flow hedges:
Unrealized gains (losses) arising during the year	(136)	93
Reclassification of realized losses to net income	9	8
Share of other comprehensive income of associates	4	–
Total items that may be subsequently reclassified to net income	$2,200	$1,028
Other comprehensive income, net of tax	$2,124	$1,229
Total comprehensive income, net of tax	$5,717	$4,395
Total comprehensive income (loss) attributed to:
Non-controlling interests	$74	$47
Participating policyholders	22	(12)
Shareholders	5,621	4,360

Income Taxes included in Other Comprehensive Income

For the years ended December 31, (Canadian $ in millions)	2014	2013
Income tax expense (recovery) on
Items that will not be reclassified to net income:
Change in pension and other post-employment plans	$(33)	$104
Real estate revaluation reserve	1	–
Total income tax expense (recovery) on items that will not be reclassified to net income	$(32)	$104
Items that may be subsequently reclassified to net income:
Unrealized foreign exchange gains/losses on translation of foreign operations	$9	$(3)
Unrealized foreign exchange gains/losses on net investment hedges	(12)	(17)
Unrealized gains/losses on available-for-sale financial securities	162	(61)
Reclassification of realized gains/losses and recoveries/impairments to net income on available-for-sale financial securities	(62)	57
Unrealized gains/losses on cash flow hedges	(69)	47
Reclassification of realized gains/losses to net income on cash flow hedges	5	5
Share of other comprehensive income of associates	2	–
Total income tax expense on items that may be subsequently reclassified to net income	$35	$28
Total income tax expense	$3	$132

The accompanying notes are an integral part of these Consolidated Financial Statements.

6	Manulife Financial Corporation 2014 Consolidated Financial Statements

Consolidated Statements of Changes in Equity

For the years ended December 31, (Canadian $ in millions)	2014	2013

Preferred shares
Balance, beginning of year	$2,693	$2,497
Issued (note 14)	800	200
Redeemed (note 14)	(784)	–
Issuance costs, net of tax	(16)	(4)
Balance, end of year	$2,693	$2,693

Common shares
Balance, beginning of year	$20,234	$19,886
Issued on exercise of stock options	43	17
Issued under dividend reinvestment and share purchase plans	279	331
Balance, end of year	$20,556	$20,234

Contributed surplus
Balance, beginning of year	$256	$257
Exercise of stock options and deferred share units	(3)	(3)
Stock option expense	14	15
Acquisition of non-controlling interest	–	(13)
Balance, end of year	$267	$256

Shareholders’ retained earnings
Balance, beginning of year	$5,294	$3,256
Net income attributed to shareholders	3,501	3,130
Preferred share dividends	(126)	(131)
Par redemption value in excess of carrying value for preferred shares redeemed	(16)	–
Common share dividends	(1,029)	(961)
Balance, end of year	$7,624	$5,294

Shareholders’ accumulated other comprehensive income (loss) (“AOCI”)
Balance, beginning of year	$46	$(1,184)
Change in unrealized foreign exchange gains (losses) of net foreign operations	1,854	967
Change in actuarial gains (losses) on pension and other post-employment plans	(77)	201
Change in unrealized gains (losses) on available-for-sale financial securities	466	(39)
Change in unrealized gains (losses) on derivative instruments designated as cash flow hedges	(127)	101
Share of other comprehensive income of associates	4	–
Balance, end of year	$2,166	$46
Total shareholders’ equity, end of year	$33,306	$28,523

Participating policyholders’ equity
Balance, beginning of year	$134	$146
Net income (loss) attributed to participating policyholders	21	(12)
Other comprehensive income attributed to policyholders	1	–
Balance, end of year	$156	$134

Non-controlling interests
Balance, beginning of year	$376	$301
Net income attributed to non-controlling interests	71	48
Other comprehensive income (loss) attributed to non-controlling interests	3	(1)
Contributions, net	14	28
Balance, end of year	$464	$376
Total equity, end of year	$33,926	$29,033

The accompanying notes are an integral part of these Consolidated Financial Statements.

Manulife Financial Corporation 2014 Consolidated Financial Statements	7

Consolidated Statements of Cash Flows

For the years ended December 31, (Canadian $ in millions)	2014	2013
Operating activities
Net income	$3,593	$3,166
Adjustments:
Increase (decrease) in insurance contract liabilities	24,185	(10,130)
Increase in investment contract liabilities	65	162
Decrease in reinsurance assets	506	1,526
Amortization of premium on invested assets	(1)	(3)
Other amortization	462	426
Net realized and unrealized (gains) losses and impairments on assets	(17,312)	17,786
Gain on sale of Taiwan insurance business (note 3)	–	(479)
Deferred income tax expense	98	475
Stock option expense	14	15
Adjusted net income	$11,610	$12,944
Changes in policy related and operating receivables and payables	(804)	(3,441)
Cash provided by operating activities	$10,806	$9,503

Investing activities
Purchases and mortgage advances	$(62,754)	$(67,801)
Disposals and repayments	58,871	57,721
Change in investment broker net receivables and payables	16	(108)
Net cash decrease from sale and purchase of subsidiaries and businesses	(199)	(359)
Cash used in investing activities	$(4,066)	$(10,547)

Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	$273	$(471)
Repayment of long-term debt (note 11)	(1,000)	(350)
Issue of capital instruments, net (note 12)	995	448
Issue of subscription receipts (note 13)	2,220	–
Funds borrowed (repaid), net	1	(127)
Secured borrowing from securitization transactions	–	750
Changes in deposits from bank clients, net	(1,526)	981
Shareholders’ dividends paid in cash	(910)	(761)
Contributions from non-controlling interests, net	(59)	15
Common shares issued, net (note 14)	43	17
Preferred shares issued, net (note 14)	784	196
Preferred shares redeemed, net (note 14)	(800)	–
Cash provided by financing activities	$21	$698

Cash and short-term securities
Increase (decrease) during the year	$6,761	$(346)
Effect of foreign exchange rate changes on cash and short-term securities	790	479
Balance, beginning of year	12,886	12,753
Balance, December 31	$20,437	$12,886

Cash and short-term securities
Beginning of year
Gross cash and short-term securities	$13,630	$13,386
Net payments in transit, included in other liabilities	(744)	(633)
Net cash and short-term securities, January 1	$12,886	$12,753

End of year
Gross cash and short-term securities	$21,079	$13,630
Net payments in transit, included in other liabilities	(642)	(744)
Net cash and short-term securities, December 31	$20,437	$12,886

Supplemental disclosures on cash flow information
Interest received	$8,898	$8,616
Interest paid	1,079	1,046
Income taxes paid	754	1,110

The accompanying notes are an integral part of these Consolidated Financial Statements.

8	Manulife Financial Corporation 2014 Consolidated Financial Statements

Notes to Consolidated Financial Statements

Page Number	Note
10	Note 1	Nature of Operations and Significant Accounting Policies
17	Note 2	Accounting and Reporting Changes
19	Note 3	Acquisition and Disposition
20	Note 4	Invested Assets and Investment Income
27	Note 5	Derivative and Hedging Instruments
33	Note 6	Income Taxes
35	Note 7	Goodwill and Intangible Assets
37	Note 8	Insurance Contract Liabilities and Reinsurance Assets
44	Note 9	Investment Contract Liabilities
45	Note 10	Risk Management
52	Note 11	Long-Term Debt
52	Note 12	Liabilities for Preferred Shares and Capital Instruments
53	Note 13	Liabilities for Subscription Receipts
54	Note 14	Share Capital and Earnings Per Share
55	Note 15	Capital Management
56	Note 16	Stock-Based Compensation
58	Note 17	Employee Future Benefits
63	Note 18	Interests in Structured Entities
65	Note 19	Commitments and Contingencies
67	Note 20	Segmented Information
68	Note 21	Related Parties
69	Note 22	Subsidiaries
71	Note 23	Segregated Funds
72	Note 24	Information Provided in Connection with Investments in Deferred Annuity Contracts and SignatureNotes Issued or Assumed by John Hancock Life Insurance Company (U.S.A.)
78	Note 25	Subsequent Event
78	Note 26	Comparatives

Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements	9

Notes to Consolidated Financial Statements

(Canadian $ in millions except per share amounts or unless otherwise stated)

Note 1    Nature of Operations and Significant Accounting Policies

(a)	Reporting entity

Manulife Financial Corporation (“MFC”) is a publicly traded life insurance company and the holding company of The Manufacturers Life Insurance Company (“MLI”), a Canadian life insurance company, and John Hancock Reassurance Company Ltd. (“JHRECO”), a Bermuda reinsurance company. MFC and its subsidiaries (collectively, “Manulife Financial” or the “Company”) is a leading Canada-based financial services group with principal operations in Asia, Canada and the United States. Manulife Financial’s international network of employees, agents and distribution partners offers financial protection and wealth management products and services to personal and business clients as well as asset management services to institutional customers. The Company operates as Manulife in Canada and Asia and primarily as John Hancock in the United States.

MFC is domiciled in Canada and incorporated under the Insurance Companies Act (Canada) (“ICA”). These Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada (“OSFI”). None of the accounting requirements of OSFI are exceptions to IFRS. As outlined in note 1 (i) below, IFRS does not currently prescribe an insurance contract measurement model and therefore, as permitted by IFRS 4 “Insurance Contracts”, insurance contract liabilities continue to be measured using the Canadian Asset Liability Method (“CALM”).

These Consolidated Financial Statements should be read in conjunction with “Risk Management and Risk Factors” in the 2014 Management’s Discussion and Analysis (“MD&A”) dealing with IFRS 7 “Financial Instrument: Disclosures” as the discussion on market risk and liquidity risk includes disclosures that are considered an integral part of these Consolidated Financial Statements.

MFC’s Consolidated Financial Statements as at and for the year ended December 31, 2014 were authorized for issue by the Board of Directors on February 19, 2015.

(b)	Basis of preparation

The preparation of the Consolidated Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, and liabilities, and the disclosure of contingent assets and liabilities as at the date of the Consolidated Financial Statements, and the reported amounts of revenue and expenses during the reporting periods. Actual results may differ from these estimates. The most significant estimation processes relate to the assumptions used in measuring insurance and investment contract liabilities, assessing assets for impairment, determination of pension and other post-employment benefit obligation and expense assumptions, determining income taxes and uncertain tax positions, fair valuation of certain financial instruments, eligibility of hedge accounting requirements, assessment of relationships with other entities for consolidation and the measurement and disclosure of contingent liabilities. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected. Although some variability is inherent in these estimates, management believes that the amounts recorded are appropriate. The significant accounting policies used and the most significant judgments made by management in applying these accounting policies in the preparation of these Consolidated Financial Statements are summarized below.

(c)	Fair value measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (not a forced liquidation or distress sale) between market participants at the measurement date, that is, an exit value.

When available, quoted market prices are used to determine fair value. If quoted market prices are not available, fair value is typically based upon alternative valuation techniques such as discounted cash flows, matrix pricing, consensus pricing services and other techniques. Broker quotes are generally used when external public vendor prices are not available.

The Company has a process in place that includes a review of price movements relative to the market, a comparison of prices between vendors, and a comparison to internal matrix pricing which uses predominately external observable data. Judgment is applied in adjusting external observable data for items including liquidity and credit factors.

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company’s valuation techniques. A level is assigned to each fair value measurement based on the lowest level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1 – Fair value measurements that reflect unadjusted, quoted prices in active markets for identical assets and liabilities that the Company has the ability to access at the measurement date. Valuations are based on quoted prices reflecting market transactions involving assets or liabilities identical to those being measured.

Level 2 – Fair value measurements using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in inactive markets, inputs that are observable that are not prices (such as interest rates,

10	Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements

credit risks, etc.) and inputs that are derived from or corroborated by observable market data. Most debt securities are classified within Level 2. Also, included in the Level 2 category are derivative instruments that are priced using models with observable market inputs, including interest rate swaps, equity swaps, and foreign currency forward contracts.

Level 3 – Fair value measurements using significant non-market observable inputs. These include valuations for assets and liabilities that are derived using data, some or all of which is not market observable, including assumptions about risk. Level 3 securities include less liquid securities such as structured asset-backed securities, commercial mortgage-backed securities (“CMBS”) and other securities that have little or no price transparency. Embedded and complex derivative financial instruments as well as real estate classified as investment property are also included in Level 3.

(d)	Basis of consolidation

MFC consolidates the financial statements of all entities, including certain structured entities that it controls. Subsidiaries are entities controlled by the Company. The Company has control over an entity when the Company has the power to govern the financial and operating policies of the entity, is exposed to variable returns from its activities which are significant in relation to the total variable returns of the entity and the Company is able to use its power over the entity to affect its share of variable returns. In assessing control, significant judgment is applied while considering all relevant facts and circumstances. When assessing decision-making power, the Company considers the extent of its rights relative to the management of an entity, the level of voting rights held in an entity which are potentially or presently exercisable, the existence of any contractual management agreements which may provide the Company with power over an entity’s financial and operating policies and to the extent of minority ownership in an entity, if any, the possibility for de facto control being present. When assessing returns, the Company considers the significance of direct and indirect financial and non-financial variable returns to the Company from an entity’s activities in addition to the proportionate significance of such returns. The Company also considers the degree to which its interests are aligned with those of other parties investing in an entity and the degree to which it may act in its own interest.

The financial statements of subsidiaries and controlled structured entities are included in the Company’s consolidated results from the date control is established and are excluded from consolidation from the date control ceases. The initial control assessment is performed at inception and is reconsidered at a later date if the Company acquires or loses power over the key operating and financial policies of the entity; acquires additional interests or disposes of interests in the entity; the contractual arrangements of the entity are amended such that the Company’s proportionate exposure to variable returns changes; or if the Company’s ability to use its power to affect its variable returns from the entity changes.

The Company’s Consolidated Financial Statements have been prepared using uniform accounting policies for like transactions and events in similar circumstances. Intercompany balances, and income and expenses arising from intercompany transactions, have been eliminated in preparing the Consolidated Financial Statements.

Non-controlling interests are interests of other parties in the equity of the Company’s subsidiaries and are presented within total equity, separate from the equity of MFC’s shareholders. Non-controlling interests in the net income and other comprehensive income (“OCI”) of MFC’s subsidiaries and consolidated structured entities are included in total net income and total other comprehensive income, respectively. An exception to this occurs where the subsidiary or consolidated structured entity’s shares are required to be redeemed for cash on a fixed or determinable date, in which case non-controlling interests in the subsidiary’s capital are presented as liabilities of the Company and non-controlling interests in the subsidiary’s income and OCI are recorded as expenses of the Company.

The equity method of accounting is used to account for entities over which the Company has significant influence (“associate”), whereby the Company records its share of the associate’s net assets and financial results using uniform accounting policies for similar transactions and events. Significant judgment is used to determine whether voting rights, contractual management and other relationships with the entity, if any, provide the Company with significant influence over the entity. Gains and losses on the sale of associates are included in income when realized, while impairment losses are recognized immediately when there is objective evidence of impairment. Gains and losses on transactions with associates are eliminated to the extent of the Company’s interest in the associate. Investments in associates are included in other invested assets on the Company’s Consolidated Statements of Financial Position.

(e)	Invested assets

Invested assets that are considered financial instruments are classified as fair value through profit or loss (“FVTPL”), loans and receivables, or as available-for-sale (“AFS”) financial assets. The Company determines the classification of its financial assets at initial recognition. Invested assets are recognized initially at fair value plus, in the case of investments not at FVTPL, directly attributable transaction costs. Invested assets are classified as financial instruments at FVTPL if they are held for trading, or if they are designated by management under the fair value option, or if a derivative is embedded in the investment. Invested assets classified as AFS are non-derivative financial assets that do not fall into any of the other categories described above.

Valuation methods for the Company’s invested assets are described below. All fair value valuations are performed in accordance with IFRS 13 “Fair Value Measurement”. The three levels of the fair value hierarchy and the disclosure of the fair value for financial instruments not carried at fair value on the Consolidated Statements of Financial Position are described in note 4. Fair valuations are performed both internally by the Company and externally by third-party service providers. When third-party service providers are engaged, the Company performs a variety of procedures to corroborate pricing information. These procedures may include, but are not limited to, inquiry and review of valuation techniques, inputs to the valuation and vendor controls reports.

Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements	11

Cash and short-term securities comprise cash, current operating accounts, overnight bank and term deposits, and fixed income securities held for the purpose of meeting short-term cash commitments. Short-term securities are carried at their fair values. Short-term securities are comprised of investments due to mature within one year of the date of purchase. The carrying value of these instruments approximates fair value due to their short-term maturities and they are generally classified as Level 1. Commercial paper and discount notes are classified as Level 2 because these securities are typically not actively traded. Net payments in transit and overdraft bank balances are included in other liabilities.

Debt securities are carried at fair value. Debt securities are generally valued by independent pricing vendors using proprietary pricing models incorporating current market inputs for similar instruments with comparable terms and credit quality (matrix pricing). The significant inputs include, but are not limited to, yield curves, credit risks and spreads, measures of volatility and prepayment rates. These debt securities are classified as Level 2, but can be Level 3 if the significant inputs are unobservable. Realized gains and losses on sale of debt securities and unrealized gains and losses on debt securities designated as FVTPL are recognized in investment income immediately. Unrealized gains and losses on AFS debt securities are recorded in OCI, with the exception of unrealized gains and losses on foreign currency translation which are included in income. Impairment losses on AFS debt securities are recognized in income when there is objective evidence of impairment. Impairment is considered to have occurred, based on management’s judgment, when it is deemed probable that the Company will not be able to collect all amounts due according to contractual terms of the debt security.

Equities are comprised of common and preferred equities and are carried at fair value. Equities are classified as Level 1, as fair values are based on quoted market prices. Realized gains and losses on sale of equities and unrealized gains and losses on equities designated as FVTPL are recognized in investment income immediately. Unrealized gains and losses on AFS equities are recorded in OCI. Impairment losses on AFS equities are recognized in income on an individual security basis when there is objective evidence of impairment. Impairment is considered to have occurred when fair value has declined below cost by significant amounts or for prolonged periods of time. Judgment is applied in determining whether the decline is significant or prolonged.

Mortgages are carried at amortized cost and are classified as Level 3 due to the observability and significance of valuation inputs. Realized gains and losses are recorded in investment income immediately. When mortgages are impaired or when contractual payments are more than 90 days in arrears, contractual interest is no longer accrued. Contractual interest accruals are resumed once the contractual payments are no longer in arrears and are considered current. Impairment losses are recorded on mortgages when there is no longer reasonable assurance as to the timely collection of the full amount of principal and interest and are measured based on the discounted value of expected future cash flows at the original effective interest rates inherent in the mortgages. Expected future cash flows are typically determined in reference to the fair value of collateral security underlying the mortgages, net of expected costs of realization and any applicable insurance recoveries. Significant judgment is applied in the determination of impairment including the timing and account of future collections.

The Company accounts for insured mortgage securitizations as secured financing transactions since the criteria for sale accounting are not met. For these transactions, the Company continues to recognize the mortgages and records a liability in other liabilities for the amount owed at maturity. Interest income on the mortgages and interest expense on the borrowing are recorded using the effective interest rate method.

Private placements, which include corporate loans for which there is no active market are carried at amortized cost. Realized gains and losses are recorded in income immediately. When private placements are considered impaired, contractual interest is no longer accrued. Contractual interest accruals are resumed once the investment is no longer considered to be impaired. Impairment losses are recorded on private placements when there is no longer assurance as to the timely collection of the full amount of principal and interest. Impairment is measured based on the discounted value of expected future cash flows at the original effective interest rates inherent in the loans. Significant judgment is applied in the determination of impairment including the timing and amount of future collections.

Policy loans are carried at an amount equal to their unpaid balance. Policy loans are fully collateralized by the cash surrender value of the underlying policies.

Loans to bank clients are carried at unpaid principal less allowance for credit losses, if any. When loans to bank clients are impaired or when contractual payments are more than 90 days in arrears, contractual interest is no longer accrued. Contractual interest accruals are resumed once the contractual payments are no longer in arrears and are considered current.

Once established, allowances for impairment of mortgages, private placements and loans to bank clients are reversed only if the conditions that caused the impairment no longer exist. Reversals of impairment charges on AFS debt securities are only recognized in income to the extent that increases in fair value can be attributed to events subsequent to the impairment loss being recorded. Impairment losses for AFS equity instruments are not reversed through income. On disposition of an impaired asset, any allowance for impairment is released.

In addition to impairment and provisions for loan losses (recoveries) reported in investment income, the measurement of insurance contract liabilities and the investment return assumptions include expected future credit losses on fixed income investments. Refer to note 8 (d).

12	Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements

Interest income is recognized on debt securities, mortgages, private placements, policy loans and loans to bank clients as it accrues and is calculated by using the effective interest rate method. Premiums, discounts and transaction costs are amortized over the life of the underlying investment using the effective yield method for all debt securities as well as mortgages and private placements measured at amortized cost.

The Company records purchases and sales of invested assets on a trade date basis, except for originated loans, which are recognized on a settlement date basis.

Real estate consists of both own use and investment property. Own use property is carried at cost less accumulated depreciation and any accumulated impairment losses. Depreciation is calculated based on the cost of an asset less its residual value and is recognized in income on a straight-line basis over the estimated useful life ranging from 30 to 60 years. Impairment losses are recorded in income to the extent the recoverable amount is less than the carrying amount. Where own use property is included in assets backing insurance contract liabilities, the fair value of own use property is used in the valuation of insurance contract liabilities.

Investment property is property held to earn rental income, for capital appreciation, or both. Investment property is measured at fair value with changes in fair value recognized in income. Fair value is determined using external appraisals that are based on the highest and best use of the property. The valuation techniques used include discounted cash flows, the direct capitalization method as well as comparable sales analysis and include both observable and unobservable inputs. Inputs include existing and assumed tenancies, market data from recent comparable transactions, future economic outlook and market risk assumptions, capitalization rates and internal rates of return. Investment property is classified as Level 3.

Other invested assets include private equity and property investments held in power and infrastructure and timber as well as the agriculture and oil and gas sectors. Private equity investments are accounted for as associates using the equity method (as described in note 1(d) above) or are classified as FVTPL or AFS and carried at fair value. Investments in oil and gas exploration and evaluation costs are measured on a “successful efforts” basis. Timber and agriculture properties are measured at fair value with changes in fair value recognized in income. The fair value of other invested assets is determined using a variety of valuation techniques as described in note 4. Other invested assets that are measured at fair value are classified as Level 3.

Other invested assets also include investments in leveraged leases, which are accounted for using the equity method. The carrying value under the equity method reflects the amortized cost of the lease receivable and related non-recourse debt using the effective yield method.

(f)	Goodwill and intangible assets

Goodwill represents the difference between the purchase cost of an acquired business and the Company’s proportionate share of the net identifiable assets acquired and liabilities and certain contingent liabilities assumed. It is initially recorded at cost and subsequently measured at cost less accumulated impairment.

Goodwill is tested for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable at the cash-generating unit (“CGU”) or group of CGUs level. The Company allocates goodwill to CGUs or groups of CGUs for the purpose of impairment testing based on the lowest level within the entity in which the goodwill is monitored for internal management purposes. The allocation is made to those CGUs or groups of CGUs that are expected to benefit from the business combination in which the goodwill arose. Any potential impairment of goodwill is identified by comparing the recoverable amount of a CGU or group of CGUs to its carrying value. Goodwill is reduced by the amount of deficiency, if any. If the deficiency exceeds the carrying amount of goodwill, the carrying values of the remaining assets in the CGU or group of CGUs are reduced by the excess on a pro-rata basis.

The recoverable amount of a CGU is the higher of the estimated fair value less costs to sell or value-in-use of the CGU. In assessing value-in-use, the estimated future cash flows are discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Intangible assets with indefinite useful lives specifically include the John Hancock brand name and certain investment management contracts. This assessment is based on the brand name being protected in markets where branded products are sold by trademarks, which are renewable indefinitely, and for certain investment management contracts, the ability to renew the contract indefinitely. There are no legal, regulatory or contractual provisions that limit the useful lives of these intangible assets. An intangible asset with an indefinite useful life is not amortized but is subject to an annual impairment test which is performed more frequently if there is an indication that it is not recoverable.

Intangible assets with finite useful lives include the Company’s acquired distribution networks, certain investment management contracts, capitalized software and other contractual rights. Software intangible assets are amortized on a straight-line basis over their estimated useful lives of three to five years. Distribution networks and other finite life intangible assets are amortized over their estimated useful lives, which vary from three to 68 years, in relation to the associated gross margin from the related business. Finite life intangible assets are assessed for indicators of impairment at each reporting period, or more frequently when events or changes in circumstances dictate. If any indication of impairment exists, these assets are subject to an impairment test.

(g)	Miscellaneous assets

Miscellaneous assets include assets in the rabbi trust with respect to unfunded defined benefit obligations (refer to note 17 (d)), deferred acquisition costs, capital assets and defined benefit assets, if any (refer to note 1(o)). Deferred acquisition costs are carried at

Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements	13

cost less accumulated amortization. These costs are recognized over the period where redemption fees may be charged or over the period revenue is earned. Capital assets are carried at cost less accumulated amortization computed on a straight-line basis over their estimated useful lives, which vary from two to 10 years.

(h)	Segregated funds

The Company manages a number of segregated funds on behalf of policyholders. The investment returns on these funds are passed directly to policyholders. In some cases, the Company has provided guarantees associated with these funds.

Segregated funds net assets are recorded at fair value and primarily include investments in mutual funds, debt securities, equities, real estate, short-term investments and cash and cash equivalents. In assessing the Company’s degree of control over the underlying investments, the Company considers the scope of its decision making rights, the rights held by other parties, its remuneration as an investment manager and its exposure to the variability of returns. The Company has determined that it does not have control over the underlying investments as it acts as an agent on behalf of segregated fund policyholders.

The methodology applied to determine the fair value of investments held in segregated funds is consistent with that applied to investments held by the general fund, as described above in note 1 (e). Segregated funds net liabilities are measured based on the value of the segregated fund net assets. The segregated fund assets and liabilities are presented on separate lines on the Consolidated Statements of Financial Position.

Investment returns on segregated fund assets belong to policyholders and the Company does not bear the risk associated with these assets outside of guarantees offered on certain variable life and annuity products, for which the underlying investment is segregated funds. Accordingly, investment income earned by segregated funds and expenses incurred by segregated funds are offset and are not separately presented in the Consolidated Statements of Income. Fee income earned by the Company for managing the segregated funds is included in other revenue. Refer to note 23.

Liabilities related to the guarantees associated with certain funds, as a result of certain variable life and annuity contracts, are recorded within the Company’s insurance contract liabilities. The Company holds assets supporting these guarantees which are recognized in invested assets according to their investment type.

(i)	Insurance and investment contract liabilities

Most contracts issued by the Company are considered insurance, investment or service contracts. Contracts under which the Company accepts significant insurance risk from a policyholder are classified as insurance contracts in the Consolidated Financial Statements. A contract is considered to have significant insurance risk if, and only if, an insured event could cause an insurer to make significant additional payments in any scenario, excluding scenarios that lack commercial substance at the inception of the contract. Contracts under which the Company does not accept significant insurance risk are classified as either investment contracts or considered service contracts and are accounted for in accordance with IAS 39 “Financial Instruments: Recognition and Measurement” or IAS 18 “Revenue”, respectively.

Once a contract has been classified as an insurance contract, it remains an insurance contract for the remainder of its term, even if the insurance risk reduces significantly during this period, unless all rights and obligations are extinguished or expire. Investment contracts can be reclassified as insurance contracts if insurance risk subsequently becomes significant.

Insurance contract liabilities, net of reinsurance assets, represent the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future benefits, policyholder dividends and refunds, taxes (other than income taxes) and expenses on policies in-force. Insurance contract liabilities are presented gross of reinsurance assets on the Consolidated Statements of Financial Position. The Company’s Appointed Actuary is responsible for determining the amount of insurance contract liabilities in accordance with standards established by the Canadian Institute of Actuaries. Insurance contract liabilities, net of reinsurance assets, have been determined using CALM as permitted by IFRS 4 “Insurance Contracts”. Refer to note 8.

Investment contract liabilities include contracts issued to retail and institutional investors that do not contain significant insurance risk. Investment contract liabilities and deposits are measured at amortized cost, or at fair value, if elected, to ensure consistent measurement and reduce accounting mismatches between the assets supporting the contracts and the liabilities. The liability is derecognized when the contract expires, is discharged or is cancelled.

Derivatives embedded within insurance contracts are separated if they are not considered to be closely related to the host insurance contract and do not meet the definition of an insurance contract. These embedded derivatives are presented separately in other assets or other liabilities and are measured at fair value with changes in fair value recognized in income.

(j)	Reinsurance assets

The Company uses reinsurance in the normal course of business to manage its risk exposure. Insurance ceded to a reinsurer does not relieve the Company from its obligations to policyholders. The Company remains liable to its policyholders for the portion reinsured to the extent that any reinsurer does not meet its obligations for reinsurance ceded to it under the reinsurance agreements.

Reinsurance assets represent the benefit derived from reinsurance agreements in force at the reporting date, taking into account the financial condition of the reinsurer. Amounts recoverable from reinsurers are estimated in accordance with the terms of the relevant reinsurance contract.

14	Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements

Gains or losses on buying reinsurance are recognized in income immediately at the date of purchase and are not amortized. Premiums ceded and claims reimbursed are presented on a gross basis on the Consolidated Statements of Income. Reinsurance assets are not offset against the related insurance contract liabilities and are presented separately on the Consolidated Statements of Financial Position. Refer to 8(a).

(k)	Other financial instruments accounted for as liabilities

The Company issues a variety of other financial instruments classified as liabilities, including notes payable, term notes, senior notes, senior debentures, subordinated notes, surplus notes, subscription receipts and preferred shares. These financial liabilities are measured at amortized cost, with issuance costs deferred and amortized using the effective interest rate method.

(l)	Income taxes

The provision for income taxes is calculated based on income tax laws and income tax rates substantively enacted as at the date of the Consolidated Statements of Financial Position. The income tax provision is comprised of current income taxes and deferred income taxes. Current and deferred income taxes relating to items recognized in OCI and directly in equity are similarly recognized in OCI and directly in equity, respectively.

Current income taxes are amounts expected to be payable or recoverable as a result of operations in the current year and any adjustments to taxes payable in respect of previous years.

Deferred income taxes are provided for using the liability method and result from temporary differences between the carrying values of assets and liabilities and their respective tax bases. Deferred income taxes are measured at the substantively enacted tax rates that are expected to be applied to temporary differences when they reverse.

A deferred tax asset is recognized to the extent that future realization of the tax benefit is probable. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the tax benefit will be realized. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets and they relate to income taxes levied by the same tax authority on the same taxable entity.

Deferred tax liabilities are recognized for all taxable temporary differences, except in respect of taxable temporary differences associated with investments in subsidiaries and associates, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

(m)	Foreign currency translation

Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Transactions in a foreign currency are initially recorded at the functional currency rate prevailing at the date of the transaction.

Assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rate in effect at the reporting date. Revenue and expenses denominated in foreign currencies are translated at the average exchange rate prevailing during the year. Exchange gains and losses are recognized in income with the exception of foreign monetary items that form part of a net investment in a foreign operation and the results of hedging these positions. These foreign exchange gains and losses are recognized in OCI until such time that the foreign operation is disposed of, or control or significant influence over it is lost.

(n)	Stock-based compensation

The Company provides stock-based compensation to certain employees and directors as described in note 16. Compensation expense of equity instruments is accrued based on the best estimate of the number of instruments expected to vest, with revisions made to that estimate if subsequent information indicates that actual forfeitures are likely to differ from initial estimates, unless forfeitures are due to market-based conditions.

Stock options are expensed with a corresponding increase in contributed surplus. Restricted share units, special restricted share units and deferred share units are expensed with a corresponding liability accrued based on the market value of MFC’s common shares at the end of each quarter. Performance share units are expensed with a corresponding liability accrued based on specific performance conditions and the market value of MFC’s common shares. The change in the value of the awards resulting from changes in the market value of the Company’s common shares or changes in the specific performance conditions and credited dividends is recognized in income, offset by the impact of total return swaps used to manage the variability of the related liability.

Stock-based compensation cost is recognized over the applicable vesting period, except if the employee is eligible to retire at the time of grant or will be eligible to retire during the vesting period. Compensation cost, attributable to stock options and restricted share units granted to employees who are eligible to retire on the grant date or who will become eligible to retire during the vesting period, is recognized over the period from the grant date to the date of retirement eligibility. When a stock-based compensation award vests in instalments (graded vesting features), each instalment is considered a separate award with the compensation expense amortized accordingly.

Contributions to the Global Share Ownership Plan (“GSOP”) (refer to note 16(d)), are expensed as incurred. Under the GSOP, subject to certain conditions, the Company will match a percentage of an employee’s eligible contributions to certain maximums. All contributions are used by the plan’s trustee to purchase MFC common shares in the open market.

Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements	15

(o)	Employee future benefits

The Company maintains, both a defined benefit and a defined contribution pension plans, and other post-employment plans for eligible employees and agents. These plans include broad-based pension plans for employees that are typically funded and supplemental non-registered (non-qualified) pension plans for executives, retiree welfare plans and disability welfare plans that are typically not funded.

The Company’s obligation in respect of defined benefit pension and other post-employment plans is calculated for each plan as the estimated present value of the future benefits that eligible employees have earned in return for their service up to the reporting date using the projected benefit method. The discount rate used is based on the yield, at the reporting date, on high quality corporate debt securities that have approximately the same term as the obligations and that are denominated in the same currency in which the benefits are expected to be paid and is updated annually.

To determine the Company’s net defined benefit asset or liability, the fair value of plan assets are deducted from the defined benefit obligations. When this calculation results in a surplus, the asset recognized is limited to the present value of future economic benefit available in the form of future refunds from the plan or reductions in future contributions to the plan (the asset limit). Re-measurement of the net defined benefit asset or liability consists of actuarial gains and losses, the change in effect from asset limits, and the return on plan assets, excluding amounts included in net interest on the net defined benefit asset or liability, and is reflected in OCI. Net interest income or expense is determined by applying the discount rate to the net defined benefit asset or liability, and is recognized in income.

Defined benefit assets are included in other assets and defined benefit liabilities are included in other liabilities. The net benefit cost for the year is included in general expenses and is calculated as the sum of the service cost in respect of the fiscal year and the net interest on the net defined benefit asset or liability. Re-measurement effects are recorded in OCI in the period in which they occur and are not reclassified to income in subsequent periods.

The cost of defined contribution plans is the contribution provided by the Company and is recognized in income in the periods during which services are rendered by employees.

The cost of retiree welfare plans is recognized in income over the employees’ years of service to their dates of full entitlement.

The current year cost of disability welfare plans is the year-over-year change in the defined benefit obligation, including any actuarial gains or losses.

When the benefits under the pension plans and other post-employment plans are improved, the increase in obligation for past service is recognized immediately in income.

(p)	Derivative and hedging instruments

The Company uses derivative financial instruments (“derivatives”) to manage exposures to foreign currency, interest rate and other market risks arising from on-balance sheet financial instruments, selected anticipated transactions and certain insurance contract liabilities. Derivatives embedded in other financial instruments (“host instruments”) are separately recorded as derivatives when their economic characteristics and risks are not closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a standalone derivative and the host instrument itself is not recorded at FVTPL. Derivatives are recorded at fair value. Derivatives with unrealized gains are reported as derivative assets and derivatives with unrealized losses are reported as derivative liabilities.

A determination is made for each derivative as to whether to apply hedge accounting. Where hedge accounting is not applied, changes in the fair value of derivatives are recorded in investment income. Refer to note 5.

Where the Company has elected to apply hedge accounting, a hedging relationship is designated and documented at inception. Hedge effectiveness is evaluated at inception and throughout the term of the hedge and hedge accounting is only applied when the Company expects that the hedging relationship will be highly effective in achieving offsetting changes in fair value or changes in cash flows attributable to the risk being hedged. The assessment of hedge effectiveness is performed at the end of each reporting period both prospectively and retrospectively. When it is determined that the hedging relationship is no longer effective, or the hedging instrument or the hedged item has been sold or terminated, the Company discontinues hedge accounting prospectively. In such cases, if the derivatives are not sold or terminated, any subsequent changes in fair value of the derivative are recognized in investment income.

For derivatives that are designated as hedging instruments, changes in fair value are recognized according to the nature of the risks being hedged, as discussed below.

In a fair value hedging relationship, changes in the fair value of the hedging derivatives are recorded in investment income, along with changes in fair value attributable to the hedged risk. The carrying value of the hedged item is adjusted for changes in fair value attributable to the hedged risk. To the extent the changes in the fair value of derivatives do not offset the changes in the fair value of the hedged item attributable to the hedged risk in investment income, any ineffectiveness will remain in investment income. When hedge accounting is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments are amortized to investment income over the remaining term of the hedged item unless the hedged item is sold, at which time the balance is recognized immediately in investment income.

16	Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements

In a cash flow hedging relationship, the effective portion of the changes in the fair value of the hedging instrument is recorded in OCI while the ineffective portion is recognized in investment income. Gains and losses accumulated in OCI are recognized in income during the same periods as the variability in the cash flows hedged or the hedged forecasted transactions are recognized in income. The reclassifications from accumulated other comprehensive income (“AOCI”) are made to investment income, with the exception of total return swaps that hedge restricted share units, which are reclassified to general expenses.

Gains and losses on cash flow hedges accumulated in AOCI are reclassified immediately to investment income when the hedged item is sold or the forecasted transaction is no longer expected to occur. When a hedge is discontinued, but the hedged forecasted transaction remains highly probable to occur, the amounts accumulated in AOCI are reclassified to investment income in the periods during which variability in the cash flows hedged or the hedged forecasted transaction is recognized in income.

In a net investment hedging relationship, the gains and losses relating to the effective portion of the hedge are recorded in OCI. Gains and losses in AOCI are recognized in income during the periods when gains or losses on the underlying hedged net investment in foreign operations are recognized in income.

(q)	Premium income and related expenses

Gross premiums for all types of insurance contracts, and contracts with limited mortality or morbidity risk, are generally recognized as revenue when due. Premiums are reported gross of reinsurance ceded (refer to note 8). Revenue on service contracts is recognized as services are rendered.

Expenses are recognized when incurred. Insurance contract liabilities are computed at the end of each year, resulting in benefits and expenses being matched with the premium income.

Note 2    Accounting and Reporting Changes

(a)	Changes in accounting policy

(i)	Amendments to IAS 32 “Financial Instruments: Presentation”

Effective January 1, 2014, the Company adopted the amendments to IAS 32 “Offsetting Financial Assets and Financial Liabilities” issued by the IASB in December 2011. The amendments clarify the basis for when offsetting of financial instruments would be required in the statements of financial position. The adoption of these amendments did not have a significant impact on the Company’s Consolidated Financial Statements.

(ii)	Amendments to IFRS 10 “Consolidated Financial Statements”, IFRS 12 “Disclosure of Interests in Other Entities” and IAS 27 “Separate Financial Statements”

Effective January 1, 2014, the Company adopted the amendments to IFRS 10 “Consolidated Financial Statements”, IFRS 12 “Disclosure of Interests in Other Entities” and IAS 27 “Separate Financial Statements” issued by the IASB in October 2012. The amendments establish the definition of an investment entity using principles commonly found in the mutual fund industry. The amendments require investment entities to use fair value accounting for all of their investments, including those which they control or have significant influence over. The amendments constitute a scope change for IFRS 10 and, therefore, investment entities, as defined, will be exempt from applying consolidation accounting for their investments. The adoption of these amendments did not have a significant impact on the Company’s Consolidated Financial Statements.

(iii)	IFRS Interpretation Committee (“IFRIC”) Interpretation 21 “Levies”

Effective January 1, 2014, the Company adopted IFRIC Interpretation 21 “Levies” issued by the IASB in May 2013. IFRIC 21 provides guidance on recognizing liabilities for payments to government in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”. It does not provide guidance on accounting for income taxes, fines and penalties or for acquisition of assets or services from governments. IFRIC 21 establishes that a liability for a levy is recognized when the activity that triggers payment occurs. The adoption of this amendment did not have a significant impact on the Company’s Consolidated Financial Statements.

(iv)	Amendments to IAS 39 “Financial Instruments: Recognition and Measurement”

Effective January 1, 2014, the Company adopted the amendments to IAS 39 “Novation of Derivatives and Continuation of Hedge Accounting” issued by the IASB in June 2013. The amendments address the accounting for derivatives designated as a hedging instrument when there has been a change in counterparty. Under the amendments, for situations in which a law or regulation requires such novation to the new counterparty, the Company can continue the current hedge designation despite the change. A novation occurs when the parties of the derivative agree to change counterparties for the purposes of using a central counterparty for clearing. The adoption of these amendments did not have a significant impact on the Company’s Consolidated Financial Statements.

(b)	Future accounting and reporting changes

(i)	Amendments to IAS 19 “Employee Benefits”

The amendments to IAS 19 “Employee Benefits” were issued in November 2013 and are effective for years beginning on or after January 1, 2015, to be applied retrospectively. The amendments clarify the accounting for contributions by employees or third parties to defined benefit plans. Adoption of these amendments is not expected to have a significant impact on the Company’s Consolidated Financial Statements.

Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements	17

(ii)	Annual Improvements 2010–2012 and 2011–2013 Cycles

Annual Improvements 2010-2012 and 2011-2013 Cycles were issued in December 2013 and are effective for years beginning on or after January 1, 2015. The IASB issued 10 minor amendments to different standards as part of the Annual Improvements process, with some amendments to be applied prospectively and others to be applied retrospectively. Adoption of the amendments which are applicable for the Company is not expected to have a significant impact on the Company’s Consolidated Financial Statements.

(iii)	Amendments to IAS 16 “Property, Plant and Equipment” and IAS 38 “Intangible Assets”

Amendments to IAS 16 “Property, Plant and Equipment” and IAS 38 “Intangible Assets” were issued in May 2014 and are effective for years beginning on or after January 1, 2016, to be applied prospectively. The amendments clarify that the depreciation or amortization of assets accounted for under these two standards should reflect a pattern of consumption of the assets rather than reflect economic benefits expected to be generated from the assets. The Company is assessing the impact of these amendments.

(iv)	Amendments to IFRS 11 “Joint Arrangements”

Amendments to IFRS 11 “Joint Arrangements” were issued in May 2014 and are effective for years beginning on or after January 1, 2016, to be applied prospectively. The amendments clarify that an acquisition of a joint interest in a joint operation that is a business should be accounted for and disclosed as a business combination in accordance with IFRS 3 “Business Combinations”. Adoption of these amendments is not expected to have a significant impact on the Company’s Consolidated Financial Statements.

(v)	Amendments to IAS 41 “Agriculture” and IAS 16 “Property, Plant and Equipment”

Amendments to IAS 41 “Agriculture” and IAS 16 “Property, Plant and Equipment” were issued in June 2014 and are effective for years beginning on or after January 1, 2016, to be applied retrospectively. These amendments require that bearer plants should be considered as property, plant and equipment in the scope of IAS 16 and should be measured either at cost or revalued amount with changes recognized in OCI. Currently, these plants are in the scope of IAS 41 and are measured at fair value less cost to sell. A bearer plant is used in the production of agricultural produce and is not intended to be sold as a living plant except for incidental scrap sales. These amendments only apply to the accounting requirements of a bearer plant and not agricultural land properties. Adoption of these amendments is not expected to have a significant impact on the Company’s Consolidated Financial Statements.

(vi)	Amendments to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”

Amendments to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” were issued in September 2014 and are effective for years beginning on or after January 1, 2016, to be applied prospectively. The amendments require that upon loss of control of a subsidiary during its transfer to an associate or joint venture, full gain recognition on the transfer is appropriate only if the subsidiary meets the definition of a business in IFRS 3 “Business Combinations”. Otherwise, gain recognition is appropriate only to the extent of third-party ownership of the associate or joint venture. Adoption of these amendments is not expected to have significant impact on the Company’s Consolidated Financial Statements.

Additional amendments to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” were issued in December 2014 and are effective for years beginning on or after January 1, 2016, to be applied retrospectively. The amendments clarify the requirements when accounting for investment entities. Adoption of these amendments is not expected to have a significant impact on the Company’s Consolidated Financial Statements.

(vii) Annual Improvements 2012–2014 Cycle

Annual Improvements 2012–2014 Cycle was issued in September 2014 and is effective for years beginning on or after January 1, 2016. The IASB issued five minor amendments to different standards as part of the Annual Improvements process, with some amendments to be applied prospectively and others to be applied retrospectively. Adoption of these amendments is not expected to have a significant impact on the Company’s Consolidated Financial Statements.

(viii)	IFRS 15 “Revenue from Contracts with Customers”

IFRS 15 “Revenue from Contracts with Customers” was issued in May 2014 and is effective for years beginning on or after January 1, 2017, to be applied retrospectively, or on a modified retrospective basis. IFRS 15 clarifies revenue recognition principles, provides a robust framework for recognizing revenue and cash flows arising from contracts with customers and enhances qualitative and quantitative disclosure requirements. IFRS 15 does not apply to insurance contracts, financial instruments and lease contracts. Accordingly, the adoption of IFRS 15 may impact the revenue recognition related to the Company’s asset management and service contracts and will result in additional financial statement disclosure. The Company is assessing the impact of this standard.

(ix)	IFRS 9 “Financial Instruments”

IFRS 9 “Financial Instruments” was issued in November 2009 and amended in October 2010, November 2013 and July 2014, and is effective for years beginning on or after January 1, 2018, to be applied retrospectively, or on a modified retrospective basis. It is intended to replace IAS 39 “Financial Instruments: Recognition and Measurement”. The project has been divided into three phases: classification and measurement, impairment of financial assets, and hedge accounting. IFRS 9’s current classification and measurement methodology provides that financial assets are measured at either amortized cost or fair value on the basis of the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial assets. The

18	Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements

classification and measurement for financial liabilities remains generally unchanged; however, revisions have been made in the accounting for changes in fair value of a financial liability attributable to changes in the credit risk of that liability. Gains or losses caused by changes in an entity’s own credit risk on such liabilities are no longer recognized in profit or loss but instead are reflected in OCI.

Revisions to hedge accounting were issued in November 2013 as part of the overall IFRS 9 project. The amendment introduces a new hedge accounting model, together with corresponding disclosures about risk management activity for those applying hedge accounting. The new model represents a substantial overhaul of hedge accounting that will enable entities to better reflect their risk management activities in their financial statements.

Revisions issued in July 2014 replace the existing incurred loss model used for measuring the allowance for credit losses with an expected loss model. Changes were also made to the existing classification and measurement model designed primarily to address specific application issues raised by early adopters of the standard. They also address the income statement accounting mismatches and short-term volatility issues which have been identified as a result of the insurance contracts project. The Company is assessing the impact of these amendments.

(x)	Amendments to IAS 1 “Presentation of Financial Statements”

Amendments to IAS 1 “Presentation of Financial Statements” were issued in December 2014 and are effective for years beginning on or after January 1, 2016. The amendments clarify existing requirements relating to materiality and aggregation, along with presentation of subtotals in the financial statements. Adoption of these amendments is not expected to have a significant impact on the Company’s Consolidated Financial Statements.

Note 3    Acquisition and Disposition

On September 3, 2014, MLI entered into an agreement with Standard Life Oversea Holdings Limited, a subsidiary of Standard Life plc, to acquire the shares of Standard Life Financial Inc. and of Standard Life Investments Inc., collectively the Canadian-based operations of Standard Life plc, for approximately $4 billion in cash at closing, subject to certain adjustments. The transaction closed on January 30, 2015. Refer to note 13 “Liabilities for Subscription Receipts”, which describes the financing of the acquisition, and note 25 “Subsequent Event” related to the closing of the transaction.

On December 31, 2013, the Company sold its Taiwan insurance business to CTBC Life Insurance Co. Ltd. (“CTBC Life”). CTBC Life assumed all of the life insurance business-related obligations of Manulife (International) Limited Taiwan Branch, which transferred the infrastructure (including information technology systems and workforce) and other assets required to administer and support the life insurance business to CTBC Life. In 2013, the gain on sale was $350 (net of taxes of $129), which was recorded in other revenue in the Company’s Consolidated Statements of Income.

Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements	19

Note 4    Invested Assets and Investment Income

(a)	Carrying values and fair values of invested assets

As at December 31, 2014	FVTPL(1)	AFS(2)	Other	Total carrying value	Total fair value
Cash and short-term securities(3)	$320	$14,505	$6,254	$21,079	$21,079
Debt securities(4)
Canadian government and agency	13,762	3,858	–	17,620	17,620
U.S. government and agency	15,225	9,611	–	24,836	24,836
Other government and agency	13,838	1,489	–	15,327	15,327
Corporate	68,828	4,437	–	73,265	73,265
Mortgage/asset-backed securities	3,047	351	–	3,398	3,398
Public equities	12,389	2,154	–	14,543	14,543
Mortgages	–	–	39,458	39,458	41,493
Private placements	–	–	23,284	23,284	25,418
Policy loans	–	–	7,876	7,876	7,876
Loans to bank clients	–	–	1,772	1,772	1,778
Real estate
Own use property(5)	–	–	831	831	1,566
Investment property	–	–	9,270	9,270	9,270
Other invested assets
Other alternative long-duration assets(6)	6,942	73	6,144	13,159	13,194
Other	149	–	3,443	3,592	3,592
Total invested assets(7)	$134,500	$36,478	$98,332	$269,310	$274,255

As at December 31, 2013
Cash and short-term securities(3)	$421	$10,617	$2,592	$13,630	$13,630
Debt securities(4)
Canadian government and agency	13,106	2,844	–	15,950	15,950
U.S. government and agency	13,189	8,383	–	21,572	21,572
Other government and agency	10,862	1,962	–	12,824	12,824
Corporate	57,192	4,017	–	61,209	61,209
Mortgage/asset-backed securities	2,774	628	–	3,402	3,402
Public equities	11,011	2,064	–	13,075	13,075
Mortgages	–	–	37,558	37,558	39,176
Private placements	–	–	21,015	21,015	22,008
Policy loans	–	–	7,370	7,370	7,370
Loans to bank clients	–	–	1,901	1,901	1,907
Real estate
Own use property(5)	–	–	804	804	1,476
Investment property	–	–	8,904	8,904	8,904
Other invested assets
Other alternative long-duration assets(6)	5,921	68	4,217	10,206	10,402
Other	108	26	3,155	3,289	3,289
Total invested assets(7)	$114,584	$30,609	$87,516	$232,709	$236,194

(1)

The FVTPL classification was elected for the securities backing insurance and investment contract liabilities in order to substantially reduce an accounting mismatch arising from changes in the value of these assets and changes in the value of the related insurance and investment contract liabilities. There would otherwise be a mismatch if the AFS classification was selected because changes in insurance and investment contract liabilities are recognized in net income rather than in OCI.

(2)

Securities that are designated as AFS are not actively traded by the Company but sales do occur as circumstances warrant. Such sales result in a reclassification of any accumulated unrealized gain (loss) in AOCI to net income as a realized gain (loss).

(3)

Includes short-term securities with maturities of less than one year at acquisition amounting to $6,502 (2013 – $4,473), cash equivalents with maturities of less than 90 days at acquisition amounting to $8,322 (2013 – $6,565) and cash of $6,254 (2013 – $2,592). Also refer to note 13.

(4)	Debt securities include securities which were acquired with maturities of less than one year and less than 90 days of $1,218 and $109, respectively (2013 – $502 and $60, respectively).
(5)	Includes accumulated depreciation of $322 (2013 – $294).
(6)

Other alternative long-duration assets include investments in private equity of $2,758, power and infrastructure of $4,002, oil and gas of $2,161, timber and agriculture sectors of $3,949 and various other invested assets of $289 (2013 – $2,181, $3,486, $1,643, $2,770 and $126, respectively). On March 26, 2014, the Company acquired a controlling financial interest in Hancock Victoria Plantations Holdings PTY Limited (“HVPH”) which was an associate before this transaction. Upon initial consolidation of HVPH, timber properties of $807, carried at fair value, were recognized and $80 of investment in associate was derecognized. As at December 31, 2014, the third-party interest of $92 is included in other liabilities.

(7)	The methodologies for determining fair value of the Company’s invested assets are described in note 1.

20	Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements

(b)	Other invested assets

Other invested assets include investments in associates and joint ventures which were accounted for using the equity method of accounting as follows.

As at December 31,	2014		2013
	Carrying value	% of total	Carrying value	% of total
Leveraged leases	$2,925	70	$2,629	73
Timber	241	6	259	7
Affordable housing	228	6	252	7
Other	770	18	488	13
Total	$4,164	100	$3,628	100

The Company’s share of profit and dividends from these investments for the year ended December 31, 2014 were $105 and $8, respectively (2013 – $132 and $5, respectively).

(c)	Investment income

For the year ended December 31, 2014	FVTPL	AFS	Other(2)	Total	Yields(3)
Cash and short-term securities					0.9%
Interest income	$7	$79	$–	$86
Gains (losses)(1)	(31)	88	–	57
Debt securities					11.5%
Interest income	4,191	492	–	4,683	3.8%
Gains(1)	8,925	153	–	9,078	7.4%
Recovery, net	21	1	–	22
Public equities					10.1%
Dividend income	380	55	–	435
Gains(1)	765	148	–	913
Impairment loss	–	(11)	–	(11)
Mortgages					4.6%
Interest income	–	–	1,667	1,667
Gains(1)	–	–	68	68
Provision, net	–	–	(16)	(16)
Private placements					6.1%
Interest income	–	–	1,308	1,308
Losses(1)	–	–	(7)	(7)
Impairment, net	–	–	(9)	(9)
Policy loans	–	–	432	432	5.7%
Loans to bank clients					4.3%
Interest income	–	–	76	76
Recovery, net	–	–	1	1
Real estate					7.3%
Rental income, net of depreciation	–	–	434	434
Gains(1)	–	–	264	264
Impairment loss	–	–	(5)	(5)
Derivatives					n/a
Interest income, net	–	–	720	720
Gains(1)	–	–	6,239	6,239
Other investments					10.3%
Interest income	–	–	51	51
Oil and gas, timber, agriculture and other income	–	–	931	931
Gains(1)	378	11	241	630
Impairment, net	(7)	–	(140)	(147)
Total investment income	$14,629	$1,016	$12,255	$27,900	11.8%
Investment income
Interest income	$4,198	$571	$4,254	$9,023	3.7%
Dividend, rental and other income	380	55	1,365	1,800	0.7%
Impairments and provisions for loan losses (note 10)	14	(10)	(169)	(165)	(0.1%	)
Other	(97)	371	(124)	150	0.1%
	$4,495	$987	$5,326	$10,808
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on macro equity hedges
Debt securities	$8,926	$9	$–	$8,935	3.6%
Public equities	752	20	–	772	0.3%
Mortgages	–	–	66	66	0.0%
Private placements	–	–	(8)	(8)	0.0%
Real estate	–	–	264	264	0.1%
Other investments	456	–	165	621	0.2%
Derivatives, including macro equity hedging program	–	–	6,442	6,442	2.6%
	$10,134	$29	$6,929	$17,092
Total investment income	$14,629	$1,016	$12,255	$27,900	11.8%

Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements	21

For the year ended December 31, 2013	FVTPL	AFS	Other(2)	Total	Yields(3)
Cash and short-term securities					1.2%
Interest income	$5	$70	$–	$75
Gains(1)	5	73	–	78
Debt securities					(3.0%	)
Interest income	3,961	511	–	4,472	3.8%
Losses(1)	(7,762)	(308)	–	(8,070)	(6.6%	)
Recovery (impairment loss), net	44	(4)	–	40
Public equities					16.5%
Dividend income	314	50	–	364
Gains(1)	1,370	131	–	1,501
Impairment loss	–	(7)	–	(7)
Mortgages					4.7%
Interest income	–	–	1,625	1,625
Gains(1)	–	–	55	55
Provision, net	–	–	(3)	(3)
Private placements					6.0%
Interest income	–	–	1,274	1,274
Losses(1)	–	–	(15)	(15)
Impairment, net	–	–	(55)	(55)
Policy loans	–	–	404	404	5.7%
Loans to bank clients					4.2%
Interest income	–	–	85	85
Provision, net	–	–	(2)	(2)
Real estate					6.3%
Rental income, net of depreciation	–	–	442	442
Gains(1)	–	–	98	98
Impairment loss	–	–	(1)	(1)
Derivatives					n/a
Interest income, net	–	–	688	688
Losses(1)	–	–	(12,006)	(12,006)
Other investments					10.3%
Interest income	–	–	47	47
Oil and gas, timber, agriculture and other income	–	–	619	619
Gains(1)	262	2	292	556
Impairment, net	–	(2)	(9)	(11)
Total investment income (loss)	$(1,801)	$516	$(6,462)	$(7,747)	(3.3%	)
Investment income
Interest income	$3,966	$581	$4,123	$8,670	3.8%
Dividend, rental and other income	314	50	1,061	1,425	0.6%
Impairments and provisions for loan losses (note 10)	44	(13)	(70)	(39)	0.0%
Other	(34)	(119)	(43)	(196)	(0.1%	)
	$4,290	$499	$5,071	$9,860
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on macro equity hedges
Debt securities	$(7,762)	$3	$–	$(7,759)	(3.3%	)
Public equities	1,339	12	–	1,351	0.6%
Mortgages	–	–	53	53	0.0%
Private placements	–	–	(15)	(15)	0.0%
Real estate	–	–	98	98	0.0%
Other investments	332	2	291	625	0.3%
Derivatives, including macro equity hedging program	–	–	(11,960)	(11,960)	(5.0%	)
	$(6,091)	$17	$(11,533)	$(17,607)
Total investment income (loss)	$(1,801)	$516	$(6,462)	$(7,747)	(3.3%	)

(1)

Includes net realized gains (losses) as well as net unrealized gains (losses) for financial instruments at FVTPL, real estate investment properties, and other invested assets carried at fair value and net realized gains (losses) for financial instruments at AFS and other invested assets carried at amortized cost.

(2)	Other includes interest income, real estate rental income and derivative income as outlined in note 5 and earnings on other investments.
(3)	Yields are based on IFRS income and are calculated using the geometric average of assets held at IFRS carrying value during the reporting year.

(d)	Investment expenses

The following table presents total investment expenses of the Company.

For the years ended December 31,	2014	2013
Related to invested assets	$470	$418
Related to segregated, mutual and other funds	849	736
Total investment expenses	$1,319	$1,154

22	Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements

(e)	Investment properties

The following table identifies the amounts included in investment income relating to investment properties.

For the years ended December 31,	2014	2013
Rental income from investment properties	$906	$839
Direct operating expenses that generated rental income	(540)	(461)
Total	$366	$378

(f)	Mortgage securitization

The Company securitizes certain insured fixed and variable rate commercial and residential mortgages and Home Equity Lines of Credit (“HELOC”) through creation of mortgage-backed securities under the Canadian Mortgage Bond Program (“CMB”), as well as through a HELOC securitization program. Benefits received from the transfers include interest spread between the asset and associated liability. Under IFRS, these transactions remain “on-balance sheet” and are accounted for as secured borrowings, as described in note 1(e).

There are no expected credit losses on mortgages that have been securitized under the Government of Canada CMB and the HELOC securitization program as they are insured by the Canada Mortgage and Housing Corporation (“CMHC”) and other third-party insurance programs against borrowers’ default.

Cash flows received from the underlying securitized assets/mortgages are used to settle the related secured borrowing liability. For CMB transactions receipts of principal are deposited into a trust account for settlement of the liability at time of maturity. These transferred assets and related cash flows cannot be transferred or used for other purposes. For the HELOC transactions, investors are entitled to periodic interest payments and the remaining cash receipts of principal are allocated to the Company (the “Seller”) during the revolving period of the deal and are accumulated for settlement of the liability based on the terms of the note.

The carrying amount of securitized assets reflecting the Company’s continuing involvement with the mortgages and the associated liabilities is as follows.

As at December 31, 2014	Securitized assets
Securitization program	Securitized mortgages	Restricted cash and short-term securities	Total	Secured borrowing liabilities
HELOC securitization(1),(2)	$2,000	$10	$2,010	$1,999
CMB securitization	72	2	74	74
Total	$2,072	$12	$2,084	$2,073

As at December 31, 2013
HELOC securitization(1)	$2,000	$10	$2,010	$1,998
CMB securitization	104	11	115	115
Total	$2,104	$21	$2,125	$2,113

(1)

Manulife Bank, a MFC subsidiary, securitizes a portion of its HELOC receivables through Platinum Trust, which funds the purchase of the co-ownership interests from the Bank by issuing term notes collateralized by the underlying pool of CMHC issued HELOC’s to institutional investors. The restricted cash balance for the HELOC securitization reflects a cash reserve fund established in relation to the transactions. The reserve will be drawn upon only in the event of insufficient cash flows from the underlying HELOC’s to satisfy the secured borrowing liability.

(2)	The secured borrowing liabilities primarily comprise of Series 2010-1 and Series 2011-1 notes with floating rates and are expected to mature on December 15, 2015 and December 15, 2017 respectively.

Fair value of the securitized assets as at December 31, 2014 was $2,084 (2013 – $2,127) and the fair value of the associated liabilities was $2,079 (2013 – $2,124).

Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements	23

(g)	Fair value measurement

The following table presents fair value of the Company’s invested assets and segregated funds net assets, measured at fair value in the Consolidated Statements of Financial Position and categorized by hierarchy.

As at December 31, 2014	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVTPL	$320	$–	$320	$–
AFS	14,505	–	14,505	–
Other	6,254	6,254	–	–
Debt securities(1)
FVTPL
Canadian government and agency	13,762	–	12,756	1,006
U.S. government and agency	15,225	–	14,417	808
Other government and agency	13,838	–	13,401	437
Corporate	68,828	–	65,678	3,150
Residential mortgage/asset-backed securities	146	–	13	133
Commercial mortgage/asset-backed securities	835	–	258	577
Other securitized assets	2,066	–	2,005	61
AFS
Canadian government and agency	3,858	–	2,974	884
U.S. government and agency	9,611	–	9,599	12
Other government and agency	1,489	–	1,435	54
Corporate	4,437	–	4,203	234
Residential mortgage/asset-backed securities	103	–	75	28
Commercial mortgage/asset-backed securities	98	–	15	83
Other securitized assets	150	–	137	13
Equities
FVTPL	12,389	12,381	6	2
AFS	2,154	2,154	–	–
Real estate – investment property(2)	9,270	–	–	9,270
Other invested assets(3)	10,759	–	–	10,759
Segregated funds net assets(4)	256,532	234,120	19,821	2,591
Total	$446,629	$254,909	$161,618	$30,102

As at December 31, 2013
Cash and short-term securities
FVTPL	$421	$–	$421	$–
AFS	10,617	–	10,617	–
Other	2,592	2,592	–	–
Debt securities(1)
FVTPL
Canadian government and agency	13,106	–	12,282	824
U.S. government and agency	13,189	–	12,611	578
Other government and agency	10,862	–	10,542	320
Corporate	57,192	–	54,131	3,061
Residential mortgage/asset-backed securities	159	–	12	147
Commercial mortgage/asset-backed securities	827	–	474	353
Other securitized assets	1,788	–	1,711	77
AFS
Canadian government and agency	2,844	–	2,306	538
U.S. government and agency	8,383	–	8,378	5
Other government and agency	1,962	–	1,902	60
Corporate	4,017	–	3,789	228
Residential mortgage/asset-backed securities	368	–	337	31
Commercial mortgage/asset-backed securities	90	–	32	58
Other securitized assets	170	–	139	31
Equities
FVTPL	11,011	11,005	6	–
AFS	2,064	2,064	–	–
Real estate – investment property(2)	8,904	–	–	8,904
Other invested assets(3)	8,508	–	–	8,508
Segregated funds net assets(4)	239,871	219,464	18,046	2,361
Total	$398,945	$235,125	$137,736	$26,084

(1)

Assets included in Level 3 consist primarily of debt securities with maturities greater than 30 years for which the Treasury yield curve is extrapolated and not observable, as well as debt securities where only unobservable single quoted broker prices are provided.

24	Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements

(2)

For investment property, the significant unobservable inputs are capitalization rate (ranging from 4.0% to 10.25% during the year and ranging from 4.5% to 8.5% for the year 2013) and terminal capitalization rate (ranging from 4.9% to 9.25% during the year and ranging from 5.1% to 9.0% during the year 2013). Holding other factors constant, a lower capitalization or terminal capitalization rate will tend to increase the fair value of investment property. Changes in fair value based on variations in unobservable inputs generally cannot be extrapolated because the relationship between the directional changes of each input is not usually linear.

(3)

Other invested assets measured at fair value are held primarily in power and infrastructure and timber sectors. The significant inputs used in the valuation of the Company’s power and infrastructure investments are primarily future distributable cash flows, terminal values and discount rates. Holding other factors constant, an increase to future distributable cash flows or terminal values would tend to increase the fair value of a power and infrastructure investment, while an increase in the discount rate would have the opposite effect. Discount rates during the year ranged from 10.0% to 16.0% (2013 – ranged from 10.0% to 18.0%). Disclosure of distributable cash flow and terminal value ranges are not meaningful given the disparity in estimates by project. The significant inputs used in the valuation of the Company’s investments in timberland are timber prices and discount rates. Holding other factors constant, an increase to timber prices would tend to increase the fair value of a timberland investment, while an increase in the discount rates would have the opposite effect. Discount rates during the year ranged from 5.25% to 8.0% (2013 – ranged from 5.25% to 6.0%). A range of prices for timber is not meaningful as the market price depends on factors such as property location and proximity to markets and exports yards.

(4)	Segregated funds net assets are recorded at fair value. The Company’s Level 3 segregated funds assets are predominantly invested in timberland properties valued as described above.

For invested assets not measured at fair value in the Consolidated Statements of Financial Position, the following table discloses the summarized fair value information categorized by hierarchy, together with the related carrying values.

As at December 31, 2014	Carrying value	Total fair value	Level 1	Level 2	Level 3
Mortgages(1)	$39,458	$41,493	$–	$–	$41,493
Private placements(2)	23,284	25,418	–	20,813	4,605
Policy loans(3)	7,876	7,876	–	7,876	–
Loans to bank clients(4)	1,772	1,778	–	1,778	–
Real estate – own use property(5)	831	1,566	–	–	1,566
Other invested assets(6)	5,992	6,027	–	–	6,027
Total invested assets disclosed at fair value	$79,213	$84,158	$–	$30,467	$53,691

As at December 31, 2013
Mortgages(1)	$37,558	$39,176	$–	$–	$39,176
Private placements(2)	21,015	22,008	–	18,619	3,389
Policy loans(3)	7,370	7,370	–	7,370	–
Loans to bank clients(4)	1,901	1,907	–	1,907	–
Real estate – own use property(5)	804	1,476	–	–	1,476
Other invested assets(6)	4,987	5,183	–	–	5,183
Total invested assets disclosed at fair value	$73,635	$77,120	$–	$27,896	$49,224

(1)

Fair value of commercial mortgages is derived through an internal valuation methodology using both observable and unobservable inputs. Unobservable inputs include credit assumptions and liquidity spread adjustments. Fair value of fixed-rate residential mortgages is determined using the discounted cash flow method. Inputs used for valuation are primarily comprised of prevailing interest rates as well as posted client rates and prepayment rates, if applicable. Fair value of variable-rate residential mortgages is assumed to be their carrying value.

(2)

Fair value of private placements is derived through an internal valuation methodology using both observable and unobservable inputs. Unobservable inputs include credit assumptions and liquidity spread adjustments. Private placements are classified within Level 2 unless the liquidity adjustment constitutes a significant price impact, in which case the securities are classified as Level 3.

(3)	The fair value of policy loans is equal to their unpaid principal balances.
(4)

Fair value of fixed-rate loans to bank clients is determined using the discounted cash flow method. Inputs used for valuation are primarily comprised of current interest rates as well as posted client rates. Fair value of variable-rate loans is assumed to be their carrying value.

(5)	Fair value of own use real estate and the level of the fair value hierarchy are calculated in accordance with the methodologies described for real estate – investment property in note 1.
(6)

Other invested assets disclosed at fair value include $2,925 (2013 – $2,629) of leveraged leases which are shown at their carrying values as fair value is not routinely calculated on these investments.

Transfers between Level 1 and Level 2

The Company’s policy is to record transfers of assets and liabilities between Level 1 and Level 2 at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Assets are transferred out of Level 1 when they are no longer transacted with sufficient frequency and volume in an active market. During the year ended December 31, 2014, the Company had no transfers (2013 – $7) of assets measured at fair value from Level 1 to Level 2. Conversely, assets are transferred from Level 2 to Level 1 when transaction volume and frequency are indicative of an active market. The Company had no transfers (2013 – $28) of assets from Level 2 to Level 1 during the year ended December 31, 2014.

For segregated funds net assets, the Company had a $17 (2013 – $300) of transfers from Level 1 to Level 2 for the year ended December 31, 2014. The Company had no transfers from Level 2 to Level 1 for the years ended December 31, 2014 and 2013.

Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements	25

Invested assets and segregated funds net assets measured at fair value on the Consolidated Statements of Financial Position using significant unobservable inputs (Level 3)

The Company classifies the fair values of invested assets as Level 3 if there are no observable markets for the instruments or, in the absence of active markets, the majority of the inputs used to determine fair value are based on the Company’s own assumptions about market participant assumptions. The Company prioritizes the use of market-based inputs over entity-based assumptions in determining Level 3 fair values and, therefore, the gains and losses in the tables below include changes in fair value due to both observable and unobservable factors.

The following tables present a roll forward for all invested assets and segregated funds net assets measured at fair value using significant unobservable inputs (Level 3) for the years ended December 31, 2014 and 2013.

		Net realized / unrealized gains (losses) included in:					Transfers				Change in unrealized gains (losses) on assets still held
	Balance as at January 1, 2014	Net income(1)	OCI(2)	Purchases(3)	Sales	Settlements	Into Level 3(4)	Out of Level 3(4)	Currency movement(5)	Balance as at December 31, 2014
Debt securities
FVTPL
Canadian government & agency	$824	$143	$–	$1,131	$(881)	$–	$–	$(216)	$5	$1,006	$115
U.S. government & agency	578	121	–	111	–	–	–	(61)	59	808	121
Other government & agency	320	65	–	90	(27)	(2)	–	(22)	13	437	63
Corporate	3,061	193	–	513	(109)	(159)	34	(489)	106	3,150	184
Residential mortgage/asset-backed securities	147	7	–	–	–	(32)	–	–	11	133	4
Commercial mortgage/asset-backed securities	353	8	–	236	(7)	(52)	–	(2)	41	577	13
Other securitized assets	77	6	–	–	–	(31)	4	(1)	6	61	6
	$5,360	$543	$–	$2,081	$(1,024)	$(276)	$38	$(791)	$241	$6,172	$506
AFS
Canadian government & agency	$538	$33	$96	$658	$(430)	$–	$–	$(11)	$–	$884	$–
U.S. government & agency	5	–	2	6	–	–	–	–	(1)	12	–
Other government & agency	60	–	2	19	(27)	(1)	–	(1)	2	54	–
Corporate	228	1	6	18	(4)	(21)	15	(16)	7	234	–
Residential mortgage/asset-backed securities	31	2	1	–	–	(9)	–	–	3	28	–
Commercial mortgage/asset-backed securities	58	–	4	28	(3)	(11)	–	(1)	8	83	–
Other securitized assets	31	–	1	–	–	(21)	–	(1)	3	13	–
	$951	$36	$112	$729	$(464)	$(63)	$15	$(30)	$22	$1,308	$–
Equities
FVTPL	$–	$(1)	$–	$1	$–	$–	$1	$–	$1	$2	$(1)
AFS	–	–	–	1	–	–	–	–	(1)	–	–
	$–	$(1)	$–	$2	$–	$–	$1	$–	$–	$2	$(1)
Real estate – investment property	$8,904	$262	$–	$830	$(1,217)	$–	$–	$–	$491	$9,270	$265
Other invested assets	8,508	602	(33)	2,107	(417)	(657)	–	–	649	10,759	454
	$17,412	$864	$(33)	$2,937	$(1,634)	$(657)	$–	$–	$1,140	$20,029	$719
Segregated funds net assets	$2,361	$179	$–	$71	$(290)	$(2)	$51	$–	$221	$2,591	$62
Total	$26,084	$1,621	$79	$5,820	$(3,412)	$(998)	$105	$(821)	$1,624	$30,102	$1,286

26	Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements

		Net realized / unrealized gains (losses) included in:					Transfers				Change in unrealized gains (losses) on assets still held
	Balance as at January 1, 2013	Net income(1)	OCI(2)	Purchases(3)	Sales	Settlements	Into Level 3(4)	Out of Level 3(4)	Currency movement(5)	Balance as at December 31, 2013
Debt securities
FVTPL
Canadian government & agency	$579	$(66)	$–	$742	$(94)	$–	$–	$(337)	$–	$824	$(70)
U.S. government & agency	744	(136)	–	–	–	–	–	(67)	37	578	(136)
Other government & agency	800	(48)	–	148	(611)	(9)	5	–	35	320	(55)
Corporate	3,444	(203)	–	719	(131)	(82)	1	(704)	17	3,061	(221)
Residential mortgage/asset-backed securities	194	32	–	–	(41)	(52)	–	–	14	147	21
Commercial mortgage/asset-backed securities	379	11	–	73	(11)	(126)	3	(1)	25	353	27
Other securitized assets	135	30	–	–	(29)	(68)	–	–	9	77	(7)
	$6,275	$(380)	$–	$1,682	$(917)	$(337)	$9	$(1,109)	$137	$5,360	$(441)
AFS
Canadian government & agency	$215	$(10)	$(59)	$597	$(198)	$–	$–	$(7)	$–	$538	$–
U.S. government & agency	5	–	–	–	–	–	–	–	–	5	–
Other government & agency	71	1	(4)	34	(40)	(2)	1	–	(1)	60	–
Corporate	305	2	(27)	28	(33)	(38)	–	(4)	(5)	228	–
Residential mortgage/asset-backed securities	49	11	6	–	(16)	(23)	–	–	4	31	–
Commercial mortgage/asset-backed securities	49	(7)	7	16	(2)	(7)	1	(3)	4	58	–
Other securitized assets	41	2	1	–	(8)	(8)	–	–	3	31	–
	$735	$(1)	$(76)	$675	$(297)	$(78)	$2	$(14)	$5	$951	$–
Equities
FVTPL	$–	$(1)	$–	$–	$–	$–	$1	$–	$–	$–	$–
AFS	–	–	–	2	–	–	–	(2)	–	–	–
	$–	$(1)	$–	$2	$–	$–	$1	$(2)	$–	$–	$–
Real estate – investment property	$7,724	$98	$–	$1,069	$(248)	$–	$–	$–	$261	$8,904	$92
Other invested assets	6,836	546	(2)	1,266	(186)	(342)	5	(1)	386	8,508	440
	$14,560	$644	$(2)	$2,335	$(434)	$(342)	$5	$(1)	$647	$17,412	$532
Segregated funds net assets	$2,212	$170	$–	$33	$(201)	$–	$(1)	$1	$147	$2,361	$127
Total	$23,782	$432	$(78)	$4,727	$(1,849)	$(757)	$16	$(1,125)	$936	$26,084	$218

(1)	These amounts are included in investment income on the Consolidated Statements of Income.
(2)	These amounts are included in AOCI on the Consolidated Statements of Financial Position.
(3)	The 2014 purchases of other invested assets include timber properties recognized upon initial consolidation of HVPH. Refer to footnote 6 to note 4(a) above.
(4)	For assets that are transferred into or out of Level 3, the Company uses the fair value of the assets at the beginning of the year.
(5)	Currency movement is recognized in OCI for AFS equities, and in net income for other asset classes shown.

The transfers into Level 3 primarily result from securities that were impaired during the year or securities where a lack of observable market data (versus the previous period) resulted in reclassifying assets into Level 3. The transfers from Level 3 primarily result from observable market data now being available for the entire term structure of the debt security.

Note 5    Derivative and Hedging Instruments

Derivatives are financial contracts, the value of which is derived from underlying interest rates, foreign exchange rates, other financial instruments, commodity prices or indices. The Company uses derivatives including swaps, forward and futures agreements, and options to manage current and anticipated exposures to changes in interest rates, foreign exchange rates, commodity prices and equity market prices, and to replicate permissible investments.

Swaps are over-the-counter (“OTC”) contractual agreements between the Company and a third party to exchange a series of cash flows based upon rates applied to a notional amount. For interest rate swaps, counterparties generally exchange fixed or floating interest rate payments based on a notional value in a single currency. Cross currency swaps involve the exchange of principal amounts between parties as well as the exchange of interest payments in one currency for the receipt of interest payments in another currency. Total return swaps are contracts that involve the exchange of payments based on changes in the values of a reference asset, including any returns such as interest earned on these assets, in return for amounts based on reference rates specified in the contract.

Forward and futures agreements are contractual obligations to buy or sell a financial instrument, foreign currency or other underlying commodity on a predetermined future date at a specified price. Forward contracts are OTC contracts negotiated between counterparties, whereas futures agreements are contracts with standard amounts and settlement dates that are traded on regulated exchanges.

Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements	27

Options are contractual agreements whereby the holder has the right, but not the obligation, to buy (call option) or sell (put option) a security, exchange rate, interest rate, or other financial instrument at a predetermined price/rate within a specified time.

See variable annuity guarantee dynamic hedging strategy in the “Risk Management and Risk Factors” section of the Company’s 2014 MD&A for an explanation of the Company’s dynamic hedging strategy for its variable annuity product guarantees.

(a)	Fair value of derivatives

The pricing models used to value OTC derivatives are based on market standard valuation methodologies and the inputs to these models are consistent with what a market participant would use when pricing the instruments. Derivative valuations can be affected by changes in interest rates, currency exchange rates, financial indices, credit spreads, default risk (including the counterparties to the contract), and market volatility. The significant inputs to the pricing models for most OTC derivatives are inputs that are observable or can be corroborated by observable market data and are classified as Level 2. Inputs that are observable generally include interest rates, foreign currency exchange rates and interest rate curves. However, certain OTC derivatives may rely on inputs that are significant to the fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data and these derivatives are classified as Level 3. Inputs that are unobservable generally include broker quotes, volatilities and inputs that are outside of the observable portion of the interest rate curve or other relevant market measures. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what market participants would use when pricing such instruments. The Company use of unobservable inputs is limited and the impact on derivative fair values does not represent a material amount as evidenced by the limited amount of Level 3 derivatives. The credit risk of both the counterparty and the Company are considered in determining the fair value for all OTC derivatives after taking into account the effects of netting agreements and collateral arrangements.

The gross notional amount and the fair value of derivative contracts by the underlying risk exposure for derivatives in qualifying hedging and derivatives not designated in qualifying hedging relationships are summarized in the following table.

As at December 31,		2014			2013
			Fair value			Fair value
Type of hedge	Instrument type	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities
Qualifying hedge accounting relationships
Fair value hedges	Interest rate swaps	$4,350	$12	$918	$5,768	$185	$395
	Foreign currency swaps	80	–	15	73	–	16
Cash flow hedges	Interest rate swaps	–	–	–	64	–	–
	Foreign currency swaps	827	–	284	785	–	59
	Forward contracts	114	–	4	132	–	1
	Equity contracts	95	9	–	101	21	–
Total derivatives in qualifying hedge accounting relationships		$5,466	$21	$1,221	$6,923	$206	$471
Derivatives not designated in qualifying hedge accounting relationships
	Interest rate swaps	$234,690	$17,354	$9,134	$192,236	$8,989	$7,535
	Interest rate futures	6,111	–	–	4,836	–	–
	Interest rate options	3,900	108	–	2,854	23	–
	Foreign currency swaps	6,786	141	887	6,663	130	506
	Currency rate futures	4,277	–	–	3,760	–	–
	Forward contracts	8,319	1,096	33	6,921	14	417
	Equity contracts	10,317	586	8	4,761	302	–
	Credit default swaps	477	9	–	335	9	–
	Equity futures	14,070	–	–	9,894	–	–
Total derivatives not designated in qualifying hedge accounting relationships		$288,947	$19,294	$10,062	$232,260	$9,467	$8,458
Total derivatives		$294,413	$19,315	$11,283	$239,183	$9,673	$8,929

The fair value of derivative instruments is summarized by term to maturity in the following tables. Fair values shown do not incorporate the impact of master netting agreements. Refer to note 10.

	Term to maturity
As at December 31, 2014	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$657	$895	$596	$17,167	$19,315
Derivative liabilities	99	302	413	10,469	11,283

As at December 31, 2013
Derivative assets	$103	$442	$316	$8,812	$9,673
Derivative liabilities	484	357	328	7,760	8,929

28	Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements

	Remaining term to maturity (notional amounts)				Fair value
As at December 31, 2014	Under 1 year	1 to 5 years	Over 5 years	Total	Positive	Negative	Net	Credit risk equivalent(1)	Risk-weighted amount(2)
Interest rate contracts
OTC swap contracts	$11,221	$29,197	$149,857	$190,275	$16,154	$(8,470)	$7,684	$8,843	$1,019
Cleared swap contracts	3,028	12,645	33,092	48,765	2,022	(2,281)	(259)	–	–
Forward contracts	2,295	5,225	–	7,520	1,090	(4)	1,086	106	12
Futures	6,111	–	–	6,111	–	–	–	–	–
Options purchased	–	–	3,900	3,900	108	–	108	237	28
Subtotal	$22,655	$47,067	$186,849	$256,571	$19,374	$(10,755)	$8,619	$9,186	$1,059
Foreign exchange
Swap contracts	235	2,361	5,097	7,693	144	(1,200)	(1,056)	988	109
Forward contracts	863	50	–	913	6	(33)	(27)	30	3
Futures	4,277	–	–	4,277	–	–	–	–	–
Credit derivatives	–	477	–	477	10	–	10	–	–
Equity contracts
Swap contracts	1,508	122	1	1,631	28	(7)	21	238	24
Futures	14,070	–	–	14,070	–	–	–	–	–
Options purchased	2,388	6,393	–	8,781	564	(1)	563	2,184	240
Subtotal including accrued interest	$45,996	$56,470	$191,947	$294,413	$20,126	$(11,996)	$8,130	$12,626	$1,435
Less accrued interest	–	–	–	–	811	(713)	98	–	–
Total	$45,996	$56,470	$191,947	$294,413	$19,315	$(11,283)	$8,032	$12,626	$1,435

As at December 31, 2013
Interest rate contracts
OTC swap contracts	$8,872	$32,317	$144,352	$185,541	$9,327	$(8,049)	$1,278	$3,866	$463
Cleared swap contracts	–	3,712	8,815	12,527	196	(101)	95	–	–
Interest rate forwards	4,563	1,622	–	6,185	11	(410)	(399)	16	2
Futures	4,836	–	–	4,836	–	–	–	–	–
Options purchased	–	–	2,854	2,854	23	–	23	82	10
Subtotal	$18,271	$37,651	$156,021	$211,943	$9,557	$(8,560)	$997	$3,964	$475
Foreign exchange
Swap contracts	479	2,018	5,025	7,522	131	(593)	(462)	449	52
Forward contracts	868	–	–	868	3	(9)	(6)	7	1
Futures	3,760	–	–	3,760	–	–	–	–	–
Credit derivatives	–	335	–	335	9	–	9	–	–
Equity contracts
Swap contracts	1,240	124	4	1,368	54	–	54	58	6
Futures	9,894	–	–	9,894	–	–	–	–	–
Options purchased	653	2,840	–	3,493	267	–	267	504	62
Subtotal including accrued interest	$35,165	$42,968	$161,050	$239,183	$10,021	$(9,162)	$859	$4,982	$596
Less accrued interest	–	–	–	–	348	(233)	115	–	–
Total	$35,165	$42,968	$161,050	$239,183	$9,673	$(8,929)	$744	$4,982	$596

(1)

Credit risk equivalent is the sum of replacement cost and the potential future credit exposure. Replacement cost represents the current cost of replacing all contracts with a positive fair value. The amounts take into consideration legal contracts that permit offsetting of positions. The potential future credit exposure is calculated based on a formula prescribed by OSFI.

(2)	Risk-weighted amount represents the credit risk equivalent, weighted according to the creditworthiness of the counterparty, as prescribed by OSFI.

Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements	29

The following table presents the fair value of derivative contracts categorized by the fair value hierarchy.

As at December 31, 2014	Total fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$18,564	$–	$17,553	$1,011
Foreign exchange contracts	147	–	144	3
Equity contracts	595	–	84	511
Credit default swaps	9	–	9	–
Total derivative assets	$19,315	$–	$17,790	$1,525
Derivative liabilities
Interest rate contracts	$10,057	$–	$9,652	$405
Foreign exchange contracts	1,218	–	1,211	7
Equity contracts	8	–	–	8
Total derivative liabilities	$11,283	$–	$10,863	$420

As at December 31, 2013
Derivative assets
Interest rate contracts	$9,208	$–	$9,177	$31
Foreign exchange contracts	133	–	132	1
Equity contracts	323	–	30	293
Credit default swaps	9	–	9	–
Total derivative assets	$9,673	$–	$9,348	$325
Derivative liabilities
Interest rate contracts	$8,340	$–	$7,888	$452
Foreign exchange contracts	589	–	569	20
Total derivative liabilities	$8,929	$–	$8,457	$472

The following table presents a roll forward for the net derivative contracts measured at fair value using significant unobservable inputs (Level 3).

For the years ended December 31,	2014	2013
Balance at the beginning of the year	$(147)	$(6)
Net realized/unrealized gains (losses) included in:
Net income(1)	1,338	(388)
OCI(2)	(23)	34
Purchases(3)	320	297
Sales	(48)	(116)
Transfers
Into Level 3(4)	(350)	–
Out of Level 3(4)	(34)	15
Currency movement	49	17
Balance at the end of the year	$1,105	$(147)
Change in unrealized gains (losses) on instruments still held	$927	$(193)

(1)	These amounts are included in investment income on the Consolidated Statements of Income.
(2)	These amounts are included in AOCI on the Consolidated Statements of Financial Position.
(3)	Purchases include derivatives recognized upon initial consolidation of HVPH. Refer to note 4.
(4)

For items that are transferred into and out of Level 3, the Company uses the fair value of the items at the end and beginning of the period, respectively. Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data (versus the previous year). Transfers out of Level 3 occur when the inputs used to price the assets and liabilities become available from observable market data.

(b)	Hedging relationships

The Company uses derivatives for economic hedging purposes. In certain circumstances, these hedges also meet the requirements for hedge accounting. Risk management strategies eligible for hedge accounting are designated as fair value hedges, cash flow hedges or net investment hedges, as described below.

Fair value hedges

The Company uses interest rate swaps to manage its exposure to changes in the fair value of fixed rate financial instruments caused by changes in interest rates. The Company also uses cross currency swaps to manage its exposure to foreign exchange rate fluctuations, interest rate fluctuations, or both.

30	Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements

The Company recognizes gains and losses on derivatives and the related hedged items in fair value hedges in investment income. These investment gains (losses) are shown in the following table.

Derivatives in qualifying fair value hedging relationships

For the year ended December 31, 2014	Hedged items in qualifying fair value hedging relationships	Gains (losses) recognized on derivatives	Gains (losses) recognized for hedged items	Ineffectiveness recognized in investment income
Interest rate swaps	Fixed rate assets	$(1,080)	$983	$(97)
	Fixed rate liabilities	(9)	10	1
Foreign currency swaps	Fixed rate assets	2	4	6
Total		$(1,087)	$997	$(90)

For the year ended December 31, 2013
Interest rate swaps	Fixed rate assets	$930	$(998)	$(68)
	Fixed rate liabilities	(16)	16	–
Foreign currency swaps	Fixed rate assets	13	(6)	7
Total		$927	$(988)	$ (61)

Cash flow hedges

The Company uses interest rate swaps to hedge the variability in cash flows from variable rate financial instruments and forecasted transactions. The Company also uses cross currency swaps and foreign currency forward contracts to hedge the variability from foreign currency financial instruments and foreign currency expenses. Total return swaps are used to hedge the variability in cash flows associated with certain stock-based compensation awards. Inflation swaps are used to reduce inflation risk generated from inflation indexed liabilities.

The effects of derivatives in cash flow hedging relationships on the Consolidated Statements of Income and the Consolidated Statements of Comprehensive Income are shown in the following table.

Derivatives in qualifying cash flow hedging relationships

For the year ended December 31, 2014	Hedged items in qualifying cash flow hedging relationships	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
Interest rate swaps	Forecasted liabilities	$(7)	$(17)	$–
Foreign currency swaps	Fixed rate assets	(3)	–	–
	Floating rate liabilities	(164)	–	–
Forward contracts	Forecasted expenses	(6)	(4)	–
Equity contracts	Stock-based compensation	(19)	5	–
Total		$(199)	$(16)	$–

For the year ended December 31, 2013
Interest rate swaps	Forecasted liabilities	$(10)	$(12)	$–
Foreign currency swaps	Floating rate liabilities	132	–	–
Forward contracts	Forecasted expenses	(10)	–	–
Equity contracts	Stock-based compensation	33	–	–
Total		$145	$(12)	$–

The Company anticipates that net losses of approximately $29 will be reclassified from AOCI to net income within the next 12 months. The maximum time frame for which variable cash flows are hedged is 22 years.

Hedges of net investments in foreign operations

The Company primarily uses forward currency contracts, cross currency swaps and non-functional currency denominated debt to manage its foreign currency exposures to net investments in foreign operations.

Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements	31

The effects of derivatives in net investment hedging relationships on the Consolidated Statements of Income and the Consolidated Statements of Comprehensive Income are shown in the following table.

Hedging instruments in net investment hedging relationships

For the year ended December 31, 2014	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into investment income	Ineffectiveness recognized in investment income
Foreign currency forwards	$(37)	$–	$–
Non-functional currency denominated debt	(106)	–	–
Total	$(143)	$–	$–

For the year ended December 31, 2013
Currency swaps and interest rate swaps	$23	$–	$–
Non-functional currency denominated debt	(76)	–	–
Total	$(53)	$–	$–

(c)	Derivatives not designated in qualifying hedge accounting relationships

Derivatives used in portfolios supporting insurance contract liabilities are generally not designated in qualifying hedge accounting relationships because the change in the value of the insurance contract liabilities economically hedged by these derivatives is also recorded through net income. Given the changes in fair value of these derivatives and related hedged risks are recognized in investment income as they occur, they generally offset the change in hedged risk to the extent the hedges are economically effective. Interest rate and cross currency swaps are used in the portfolios supporting insurance contract liabilities to manage duration and currency risks.

The effects of derivatives not designated in qualifying hedge accounting relationships on the Consolidated Statements of Income are shown in the following table.

Derivatives not designated in qualifying hedge accounting relationships

For the years ended December 31,	2014	2013
Investment income (loss):
Interest rate swaps	$6,628	$(7,296)
Interest rate futures	(266)	152
Interest rate options	75	(20)
Foreign currency swaps	(382)	(296)
Currency rate futures	77	(226)
Forward contracts	1,569	(457)
Equity futures	(1,300)	(3,867)
Equity contracts	(71)	62
Credit default swaps	(2)	–
Total	$6,328	$(11,948)

(d)	Embedded derivatives

Certain insurance contracts contain features that are classified as embedded derivatives and are measured separately at FVTPL including reinsurance contracts related to guaranteed minimum income benefits and contracts containing certain credit and interest rate features.

Certain reinsurance contracts related to guaranteed minimum income benefits are considered embedded derivatives requiring separate measurement at FVTPL as the financial component contained in the reinsurance contracts does not contain significant insurance risk. As at December 31, 2014, reinsurance ceded guaranteed minimum income benefits had a fair value of $1,258 (2013 – $992) and reinsurance assumed guaranteed minimum income benefits had a fair value of $112 (2013 – $88). Claims recovered under reinsurance ceded contracts offset the claims expenses and claims paid on the reinsurance assumed are reported as contract benefits.

The Company’s credit and interest rate embedded derivatives promise to pay the returns on a portfolio of assets to the contract holder. These embedded derivatives contain a credit and interest rate risk that is a financial risk embedded in the underlying insurance contract. As at December 31, 2014, these embedded derivatives had a fair value of $194 (2013 – $92).

Other financial instruments classified as embedded derivatives but exempt from separate measurement at fair value include variable universal life and variable life products, minimum guaranteed credited rates, no lapse guarantees, guaranteed annuitization options, CPI indexing of benefits, and segregated fund minimum guarantees other than reinsurance ceded/assumed guaranteed minimum income benefits. These embedded derivatives are measured and reported within insurance contract liabilities and are exempt from separate fair value measurement as they contain insurance risk and/or are closely related to the insurance host contract.

32	Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements

Note 6    Income Taxes

(a)	Components of the income tax expense

Income tax recognized in the Consolidated Statements of Income:

For the years ended December 31,	2014	2013
Current tax
Current year	$521	$45
Adjustments to prior year	52	61
	$573	$106
Deferred tax
Reversal of temporary differences	102	496
Effects of changes in tax rates	(4)	(21)
Income tax expense	$671	$581

Income tax recognized in Other Comprehensive Income (“OCI”):

For the years ended December 31,	2014	2013
Current income tax expense (recovery)	$46	$(14)
Deferred income tax expense (recovery)	(43)	146
Income tax expense	$3	$132

Income tax recognized directly in Equity:

For the years ended December 31,	2014	2013
Current income tax expense (recovery)	$(6)	$70
Deferred income tax recovery	(25)	(33)
Income tax expense (recovery)	$(31)	$37

The effective income tax rate reported in the Consolidated Statements of Income varies from the Canadian tax rate of 26.5 per cent for the year ended December 31, 2014 (2013 – 26.5 per cent) and the reasons are shown below.

Reconciliation of income tax expense

For the years ended December 31,	2014	2013
Income before income taxes	$4,264	$3,747
Income tax expense at Canadian statutory tax rate	$1,130	$993
Increase (decrease) in income taxes due to:
Tax-exempt investment income	(185)	(170)
Differences in tax rate on income not subject to tax in Canada	(190)	(176)
General business tax credits net of tax credits not recognized	(31)	14
Adjustments to current tax related to prior years	52	61
Unused tax losses not recognized as deferred tax assets	91	6
Recovery of unrecognized tax losses of prior periods	(3)	(55)
Other differences	(193)	(92)
Income tax expense	$671	$581

As at December 31, 2014, the Company has approximately $493 of a current tax payable included in other liabilities (2013 – $617) and a current tax recoverable of $168 included in other assets (2013 – $254).

Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements	33

(b)	Deferred taxes

Recognized deferred tax assets and liabilities

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and they relate to the same tax authority for the same taxable entity.

As at December 31,	2014	2013
Net deferred tax assets (liabilities)
Loss carryforwards	$1,645	$807
Actuarial liabilities	5,935	3,249
Pension and post-retirement benefits	277	283
Tax credits	535	585
Accrued interest	105	167
Real estate	(1,162)	(1,397)
Securities and other investments	(4,519)	(260)
Sale of invested assets	(214)	(250)
Goodwill and intangible assets	(773)	(743)
Other	272	(295)
Net deferred tax assets	$2,101	$2,146
Comprising
Deferred tax assets	$3,329	$2,763
Deferred tax liabilities	(1,228)	(617)
Net deferred tax assets	$2,101	$2,146

Movement in the net deferred tax assets (liabilities)

For the year ended December 31, 2014	Real estate	Securities and other investments	Sale of invested assets	Goodwill and intangible assets	Actuarial liabilities	Loss carry- forwards	Accrued interest	Tax credits	Pension and post- retirement benefits	Other	Total
Balance, January 1	$(1,397)	$(260)	$(250)	$(743)	$3,249	$807	$167	$585	$283	$(295)	$2,146
Acquired in business combinations	–	(149)	–	–	–	35	–	–	–	4	(110)
Recognized in net income	337	(4,083)	36	10	2,514	758	(77)	(103)	(34)	544	(98)
Recognized in OCI	(1)	11	–	–	(15)	–	–	–	19	29	43
Recognized in equity	–	–	–	1	3	–	–	–	–	21	25
Translation and other	(101)	(38)	–	(41)	184	45	15	53	9	(31)	95
Balance, December 31	$(1,162)	$(4,519)	$(214)	$(773)	$5,935	$1,645	$105	$535	$277	$272	$2,101

For the year ended December 31, 2013
Balance, January 1	$(974)	$(4,633)	$(285)	$(701)	$7,723	$455	$416	$309	$390	$(126)	$2,574
Acquired in business combinations	–	–	–	(18)	–	–	–	–	–	–	(18)
Recognized in net income	(367)	4,607	35	(3)	(4,935)	342	(274)	250	6	(136)	(475)
Recognized in OCI	–	(26)	–	–	–	–	–	–	(108)	(12)	(146)
Recognized in equity	–	–	–	–	38	–	–	–	–	(5)	33
Translation and other	(56)	(208)	–	(21)	423	10	25	26	(5)	(16)	178
Balance, December 31	$(1,397)	$(260)	$(250)	$(743)	$3,249	$807	$167	$585	$283	$(295)	$2,146

The total deferred tax assets as at December 31, 2014 of $3,329 (2013 – $2,763) include $3,289 (2013 – $2,724) where the Company has suffered losses in either the current or preceding year and where the recognition is dependent on future taxable profits in the relevant jurisdictions and feasible management actions.

As at December 31, 2014, tax loss carryforwards available were approximately $5,812 (2013 – $2,991) of which $5,662 expire between the years 2015 and 2034 while $150 have no expiry date, and capital loss carryforwards available were approximately $8 (2013 – $8) and have no expiry date. A $1,645 (2013 – $807) tax benefit related to these tax loss carryforwards has been recognized as a deferred tax asset as at December 31, 2014, and a benefit of $205 (2013 – $117) has not been recognized. In addition, the Company has approximately $593 (2013 – $638) of tax credit carryforwards which will expire between the years 2023 and 2034 of which a benefit of $58 (2013 – $53) has not been recognized.

The total deferred tax liability as at December 31, 2014 was $1,228 (2013 – $617). This amount includes the deferred tax liability of consolidated entities. The aggregate amount of taxable temporary differences associated with the Company’s own investments in subsidiaries is not included in the Consolidated Financial Statements and was $8,749 (2013 – $7,195).

34	Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements

(c)	Tax related contingencies

The Company is an investor in a number of leasing transactions and had established provisions for disallowance of the tax treatment and for interest on past due taxes. On August 5, 2013, the U.S. Tax Court issued an opinion effectively ruling in the government’s favour in the litigation between John Hancock and the Internal Revenue Service involving the tax treatment of leveraged leases. The Company was fully reserved for this result, and the case had no material impact on the Company’s 2014 financial results.

The Company is subject to income tax laws in various jurisdictions. Tax laws are complex and potentially subject to different interpretations by the taxpayer and the relevant tax authority. The provision for income taxes and deferred income taxes represents management’s interpretation of the relevant tax laws and its estimate of current and future income tax implications of the transactions and events during the year. The Company may be required to change its provision for income taxes or deferred income tax balances when the ultimate deductibility of certain items is successfully challenged by taxing authorities, or if estimates used in determining the amount of deferred tax asset to recognize change significantly, or when receipt of new information indicates the need for adjustment in the amount of deferred income taxes to be recognized. Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income taxes, deferred tax balances and the effective tax rate. Any such changes could materially affect the amounts reported in the Consolidated Financial Statements in the period these changes occur.

Note 7    Goodwill and Intangible Assets

(a)	Carrying amounts of goodwill and intangible assets

As at December 31, 2014	Gross carrying amount	Accumulated amortization	Net carrying amount
Goodwill	$3,181	$–	$3,181
Indefinite life intangible assets
Brand	$696	$–	$696
Fund management contracts and other(1)	533	–	533
	$1,229	$–	$1,229
Finite life intangible assets(2)
Distribution network	$815	$207	$608
Software	1,327	1,013	314
Other	240	111	129
	$2,382	$1,331	$1,051
Total intangible assets	$3,611	$1,331	$2,280
Total goodwill and intangible assets	$6,792	$1,331	$5,461

As at December 31, 2013
Goodwill	$3,110	$–	$3,110
Indefinite life intangible assets
Brand	$638	$–	$638
Fund management contracts and other(1)	505	–	505
	$1,143	$–	$1,143
Finite life intangible assets(2)
Distribution network	$764	$157	$607
Software	1,181	869	312
Other	230	104	126
	$2,175	$1,130	$1,045
Total intangible assets	$3,318	$1,130	$2,188
Total goodwill and intangible assets	$6,428	$1,130	$5,298

(1)

For the fund management contracts, the significant CGUs to which these were allocated and their carrying values were U.S. Mutual Funds and Retirement Plan Services with $340 (2013 – $312) and Canadian Wealth (excluding Manulife Bank of Canada) with $150 (2013 – $150).

(2)	Amortization expense was $165 for the year ended December 31, 2014 (2013 – $158)

(b)	Impairment testing of goodwill

In the fourth quarter of 2014, the Company completed its annual goodwill impairment testing by determining the recoverable amounts of its businesses based on the 2015 five-year business plan and in-force and new business embedded values.

The Company has determined that there is no impairment of goodwill in 2014 and 2013.

The Company has 15 CGUs or groups of CGUs. Factors considered when identifying the Company’s CGUs include how the Company is organized to interact with customers, how products are presented and sold, and where interdependencies exist. The carrying value of goodwill for all CGUs with goodwill balances is shown in the table below.

Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements	35

As at December 31, 2014 CGU or Group of CGUs	Balance, January 1	Additions/ disposals	Effect of changes in foreign exchange rates	Balance, December 31
Asia (excluding Hong Kong and Japan)	$134	$–	$9	$143
Japan Insurance and Wealth	355	–	(16)	339
Canadian Individual Life	155	–	–	155
Canadian Affinity Markets	83	–	–	83
Canadian Wealth (excluding Manulife Bank)	750	–	–	750
Canadian Group Benefits and Group Retirement Savings	826	–	–	826
International Group Program	71	–	7	78
U.S. Life	4	–	1	5
U.S. Long-Term Care	286	–	26	312
U.S. Mutual Funds and Retirement Plan Services	385	–	35	420
Corporate and Other	61	3	6	70
Total	$3,110	$3	$68	$3,181

As at December 31, 2013
Asia (excluding Hong Kong and Japan)	$132	$(5)	$7	$134
Japan Insurance and Wealth	403	–	(48)	355
Canadian Individual Life	155	–	–	155
Canadian Affinity Markets	83	–	–	83
Canadian Wealth (excluding Manulife Bank)	750	–	–	750
Canadian Group Benefits and Group Retirement Savings	826	–	–	826
International Group Program	67	–	4	71
U.S. Life	–	4	–	4
U.S. Long-Term Care	268	–	18	286
U.S. Mutual Funds and Retirement Plan Services	360	–	25	385
Corporate and Other	56	–	5	61
Total	$3,100	$(1)	$11	$3,110

The valuation techniques, significant assumptions and sensitivities applied in the goodwill impairment testing are described below.

(c)	Valuation techniques

The recoverable value of each CGU or group of CGUs as at December 31, 2014 was based on value-in-use (“VIU”) for all of the U.S. based CGUs, the Canadian Individual Life CGU and the Japan CGU and fair value less costs to sell (“FVLCS”) for all other CGUs. The recoverable values as at December 31, 2013 were based on VIU for all the U.S. based CGUs and the Japan CGU and FVLCS for all other CGUs. When determining if a CGU is impaired, the Company compares its recoverable amount to the allocated capital for that unit, which is aligned with the Company’s internal reporting practices.

(i)	Income approach (value-in-use)

The Company has used an actuarial appraisal method for the purposes of goodwill testing. Under this approach, an appraisal value is determined from a projection of future distributable earnings derived from both the in-force business and new business expected to be sold in the future, and therefore, reflects the economic value for each CGU’s or group of CGUs’ profit potential under a set of assumptions. This approach requires assumptions including sales and revenue growth rates, capital requirements, interest rates, equity returns, mortality, morbidity, policyholder behaviour, tax rates and discount rates.

Significant assumptions

Growth

The assumptions used were based on the Company’s internal plan and Canadian actuarial valuation basis. To calculate the embedded value, the Company discounted projected earnings from each in-force contract and valued 10 years of new business growing at expected plan levels, consistent with the periods used for forecasting long-term businesses such as insurance. In arriving at its projections, the Company considered past experience, economic trends such as interest rates, equity returns and product mix as well as industry and market trends. Where growth rate assumptions for new business cash flows were used in the embedded value calculations, they ranged from zero per cent to 17 per cent (2013 – zero per cent to 26 per cent).

Interest rates

The Company uses a similar methodology for measuring insurance contracts in determining projected expected interest rates based on prevailing market rates at the valuation date.

36	Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements

Tax rates

Tax rates applied to the projections reflected intercompany transfer pricing agreements currently in effect which were assumed to be transferable to another market participant and amounted to 26.5 per cent, 35 per cent and 30.78 per cent (2013 – 26.5 per cent, 35 per cent and 30.78 per cent) for the Canadian, U.S. and Japan jurisdictions, respectively. Tax assumptions are sensitive to changes in tax laws as well as assumptions about the jurisdictions in which profits are earned. It is possible that actual tax rates could differ from those assumed.

Discount rates

Discount rates assumed in determining the value-in-use for applicable CGUs or groups of CGUs ranged from nine per cent to 14 per cent on an after-tax basis or 11 per cent to 15 per cent on a pre-tax basis (2013 – seven per cent to 10 per cent on an after-tax basis or nine per cent to 15 per cent on a pre-tax basis).

(ii) Fair values

Where applicable, the Company determined the fair value of the CGU or group of CGUs using an earnings-based approach which incorporated forecasted earnings, excluding interest and equity market impacts and normalized new business expenses multiplied by an earnings multiple derived from the observable price-to-earnings multiples of comparable financial institutions. The price-to-earnings multiples used by the Company for testing ranged from 10 to 14.9 (2013 – 10 to 22.2).

The key assumptions described above may change as economic and market conditions change, which may lead to impairment charges in the future. Changes in discount rates and cash flow projections used in the determination of embedded values or reductions in market-based earnings multiples may result in impairment charges in the future which could be material.

Note 8    Insurance Contract Liabilities and Reinsurance Assets

(a)	Insurance contract liabilities and reinsurance assets

Insurance contract liabilities are reported gross of reinsurance ceded and the ceded liabilities are reported separately as a reinsurance asset. Insurance contract liabilities include actuarial liabilities as well as benefits payable, provision for unreported claims and policyholder amounts on deposit. The components of gross and net insurance contract liabilities are shown below.

As at December 31,	2014	2013
Gross insurance contract liabilities	$219,600	$184,336
Gross benefits payable and provision for unreported claims	2,433	2,072
Gross policyholder amounts on deposit	7,480	6,834
Gross insurance contract liabilities	$229,513	$193,242
Reinsurance assets	(18,525)	(17,443)
Net insurance contract liabilities	$210,988	$175,799

Net insurance contract liabilities represent the amount which, together with estimated future premiums and net investment income, will be sufficient to pay estimated future benefits, policyholder dividends and refunds, taxes (other than income taxes) and expenses on policies in-force net of reinsurance premiums and recoveries.

Net insurance contract liabilities under IFRS retain the existing valuation methodology that was used under previous Canadian generally accepted accounting principles. Net actuarial liabilities are determined using CALM, as required by the Canadian Institute of Actuaries.

The determination of net insurance liabilities is based on an explicit projection of cash flows using current assumptions for each material cash flow item. Investment returns are projected using the current asset portfolios and projected reinvestment strategies.

Each assumption is based on the best estimate adjusted by a margin for adverse deviation. For fixed income returns, this margin is established by scenario testing a range of prescribed and company-developed scenarios consistent with Canadian Actuarial Standards of Practice. For all other assumptions, this margin is established by directly adjusting the best estimate assumption.

Cash flows used in the net insurance contract liabilities valuation adjust the gross policy cash flows to reflect the projected cash flows from ceded reinsurance. The cash flow impact of ceded reinsurance varies depending upon the amount of reinsurance, the structure of the reinsurance treaties, the expected economic benefit from the treaty cash flows and the impact of margins for adverse deviation. The gross insurance contract liabilities are determined by discounting the gross policy cash flows using the same discount rate as the net CALM model discount rate.

The reinsurance asset is determined by taking the difference between the gross insurance contract liabilities and the net insurance contract liabilities. The reinsurance asset represents the benefit derived from reinsurance arrangements in-force at the date of the Consolidated Statements of Financial Position.

The period used for the projection of cash flows is the policy lifetime for most individual insurance contracts. For other types of contracts, a shorter projection period may be used, with the contract generally ending at the earlier of the first renewal date at or after the Consolidated Statements of Financial Position date where the Company can exercise discretion in renewing its contractual obligations or terms of those obligations and the renewal or adjustment date that maximizes the insurance contract liabilities. For segregated fund products with guarantees, the projection period is generally set as the period that leads to the largest insurance

Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements	37

contract liability. Where the projection period is less than the policy lifetime, insurance contract liabilities may be reduced by an allowance for acquisition expenses expected to be recovered from policy cash flows beyond the projection period used for the liabilities. Such allowances are tested for recoverability using assumptions that are consistent with other components of the actuarial valuation.

(b)	Composition

The composition of insurance contract liabilities and reinsurance assets by line of business and reporting segment is as follows.

Gross insurance contract liabilities

	Individual insurance
As at December 31, 2014	Participating	Non- participating	Annuities and pensions	Other insurance contract liabilities(1)	Total, net of reinsurance ceded	Total reinsurance ceded	Total, gross of reinsurance ceded
Asia division	$22,404	$7,047	$2,521	$1,690	$33,662	$700	$34,362
Canadian division	10,287	22,001	13,028	9,172	54,488	520	55,008
U.S. division	21,074	42,545	27,035	32,535	123,189	16,887	140,076
Corporate and Other	–	(645)	73	221	(351)	418	67
Total, net of reinsurance ceded	$53,765	$70,948	$42,657	$43,618	$210,988	$18,525	$229,513
Total reinsurance ceded	523	8,885	8,097	1,020	18,525
Total, gross of reinsurance ceded	$54,288	$79,833	$50,754	$44,638	$229,513

As at December 31, 2013
Asia division	$18,577	$5,155	$2,308	$1,407	$27,447	$568	$28,015
Canadian division	9,558	17,923	13,026	8,596	49,103	1,711	50,814
U.S. division	19,808	32,163	21,209	26,162	99,342	14,683	114,025
Corporate and Other	–	(505)	140	272	(93)	481	388
Total, net of reinsurance ceded	$47,943	$54,736	$36,683	$36,437	$175,799	$17,443	$193,242
Total reinsurance ceded	493	7,995	7,911	1,044	17,443
Total, gross of reinsurance ceded	$48,436	$62,731	$44,594	$37,481	$193,242

(1)	Other insurance contract liabilities include group insurance and individual and group health including long-term care insurance.

Separate sub-accounts were established for participating policies in-force at the demutualization of MLI and John Hancock Life Insurance Company. These sub-accounts permit this participating business to be operated as separate “closed blocks” of participating policies. As at December 31, 2014, $32,361 (2013 – $29,048) of both assets and insurance contract liabilities related to these closed blocks of participating policies.

(c)	Assets backing insurance contract liabilities, other liabilities and capital

Assets are segmented and matched to liabilities with similar underlying characteristics by product line and major currency. The Company has established target investment strategies and asset mixes for each asset segment supporting insurance contract liabilities which take into account the risk attributes of the liabilities supported by the assets and expectations of market performance. Liabilities with rate and term guarantees are predominantly backed by fixed-rate instruments on a cash flow matching basis for a targeted duration horizon. Longer duration cash flows on these liabilities as well as on adjustable products such as participating life insurance are backed by a broader range of asset classes, including equity and alternative long-duration investments. The Company’s capital is invested in a range of debt and equity investments, both public and private.

Changes in the fair value of assets backing net insurance contract liabilities that are not judged by the Company to be other than temporary would have a limited impact on the Company’s net income wherever there is an effective matching of the assets and liabilities, as these changes would be substantially offset by corresponding changes in the value of the actuarial liabilities. The fair value of assets backing net insurance contract liabilities as at December 31, 2014, excluding reinsurance assets, was estimated at $214,804 (2013 – $178,232).

The fair value of assets backing capital and other liabilities as at December 31, 2014 was estimated at $369,545 (2013 – $338,881).

38	Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements

The carrying value of total assets backing net insurance contract liabilities, other liabilities and capital was as follows.

	Individual insurance
As at December 31, 2014	Participating	Non- participating	Annuities and pensions	Other insurance contract liabilities(1)	Other liabilities(2)	Capital(3)	Total
Assets
Debt securities	$29,223	$37,365	$22,190	$20,149	$7,556	$17,963	$134,446
Public equities	7,165	3,340	188	176	494	3,180	14,543
Mortgages	3,897	6,929	5,606	4,322	18,497	207	39,458
Private placements	4,288	7,709	5,413	4,394	1,017	463	23,284
Real estate	2,385	3,767	1,278	2,318	353	–	10,101
Other	6,807	11,838	7,982	12,259	300,938	17,750	357,574
Total	$53,765	$70,948	$42,657	$43,618	$328,855	$39,563	$579,406

As at December 31, 2013
Assets
Debt securities	$25,963	$28,058	$20,538	$16,574	$7,664	$16,160	$114,957
Public equities	6,295	3,010	144	119	534	2,973	13,075
Mortgages	3,865	4,859	6,324	4,248	18,059	203	37,558
Private placements	3,464	6,166	5,768	4,142	1,012	463	21,015
Real estate	2,013	4,237	817	2,305	336	–	9,708
Other	6,343	8,406	3,092	9,049	276,722	13,703	317,315
Total	$47,943	$54,736	$36,683	$36,437	$304,327	$33,502	$513,628

(1)	Other insurance contract liabilities include group insurance and individual and group health including long-term care insurance.
(2)

Other liabilities are non-insurance contract liabilities which include segregated funds, bank deposits, long-term debt, deferred tax liabilities, derivatives, investment contracts, non-exempt embedded derivatives and other miscellaneous liabilities.

(3)	Capital is defined in note 15.

(d)	Significant insurance contract liability valuation assumptions

The determination of insurance contract liabilities involves the use of estimates and assumptions. Insurance contract liabilities have two major components: a best estimate amount and a provision for adverse deviation. In conjunction with prudent business practices to manage both business and investment risks, the selection and monitoring of appropriate assumptions are designed to minimize the Company’s exposure to measurement uncertainty.

Best estimate assumptions

Best estimate assumptions are made with respect to mortality and morbidity, investment returns, rates of policy termination, operating expenses and certain taxes. Actual experience is monitored to ensure that the assumptions remain appropriate and assumptions are changed as warranted. Assumptions are discussed in more detail in the following table.

Nature of factor and assumption methodology	Risk management
Mortality and morbidity

Mortality relates to the occurrence of death. Mortality is a key assumption for life insurance and certain forms of annuities. Mortality assumptions are based on the Company’s internal experience as well as past and emerging industry experience. Assumptions are differentiated by sex, underwriting class, policy type and geographic market. Assumptions are made for future mortality improvements.

Morbidity relates to the occurrence of accidents and sickness for insured risks. Morbidity is a key assumption for long-term care insurance, disability insurance, critical illness and other forms of individual and group health benefits. Morbidity assumptions are based on the Company’s internal experience as well as past and emerging industry experience and are established for each type of morbidity risk and geographic market. Assumptions are made for future morbidity improvements.

The Company maintains underwriting standards to determine the insurability of applicants. Claim trends are monitored on an ongoing basis. Exposure to large claims is managed by establishing policy retention limits, which vary by market and geographic location. Policies in excess of the limits are reinsured with other companies.

Mortality is monitored monthly and the overall 2014 experience was favourable (2013 – favourable) when compared to the Company’s assumptions. Morbidity is also monitored monthly and the overall 2014 experience was unfavourable (2013 – unfavourable) when compared to the Company’s assumptions.

Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements	39

Nature of factor and assumption methodology		Risk management
Investment returns

The Company segments assets to support liabilities by business segment and geographic market and establishes investment strategies for each liability segment. Projected cash flows from these assets are combined with projected cash flows from future asset purchases/sales to determine expected rates of return on these assets for future years. Investment strategies are based on the target investment policies for each segment and the reinvestment returns are derived from current and projected market rates for fixed income investments and a projected outlook for other alternative long-duration assets.

Investment return assumptions include expected future asset credit losses on fixed income investments. Credit losses are projected based on past experience of the Company and industry as well as specific reviews of the current investment portfolio.

Investment return assumptions for each asset class and geographic market also incorporate expected investment management expenses that are derived from internal cost studies. The costs are attributed to each asset class to develop unitized assumptions per dollar of asset for each asset class and geographic market.

The Company’s policy of closely matching asset cash flows with those of the corresponding liabilities is designed to mitigate the Company’s exposure to future changes in interest rates. The interest rate risk positions in business segments are monitored on an ongoing basis. Under CALM, the reinvestment rate is developed using interest rate scenario testing and reflects the interest rate risk positions.

In 2014, the movement in interest rates positively (2013 – adversely) impacted the Company’s net income. This positive impact was driven by the impact of risk free interest rate movements on policy liabilities and surplus assets, increases in corporate spreads, as well as reductions in swap spreads.

The exposure to credit losses is managed against policies that limit concentrations by issuer, corporate connections, ratings, sectors and geographic regions. On participating policies and some non-participating policies, credit loss experience is passed back to policyholders through the investment return crediting formula. For other policies, the premiums and benefits reflect the Company’s assumed level of future credit losses at contract inception or most recent contract adjustment date. The Company holds explicit provisions in actuarial liabilities for credit risk including provisions for adverse deviation.

In 2014, credit loss experience on debt securities and mortgages was favourable (2013 – favourable) when compared to the Company’s assumptions.

Equities, real estate and other alternative long-duration assets are used to support liabilities where investment return experience is passed back to policyholders through dividends or credited investment return adjustments. Equities, real estate, oil and gas and other alternative long-duration assets are also used to support long-dated obligations in the Company’s annuity and pension businesses and for long-dated insurance obligations on contracts where the investment return risk is borne by the Company.

In 2014, investment experience on alternative long-duration assets backing policyholder liabilities was unfavourable (2013 – unfavourable) primarily due to losses on oil and gas properties and real estate, partially offset by gains on private equities and timber and agriculture properties. In 2014, alternative long-duration asset origination exceeded (2013 –exceeded) valuation requirements.

In 2014, investment experience for segregated fund businesses from changes in the market value of assets under management was unfavourable (2013 – favourable).

In 2014, investment expense experience was favourable (2013 – favourable) when compared to the Company’s assumptions.

Policyholder behaviour	Policies are terminated through lapses and surrenders, where lapses represent the termination of policies due to non-payment of premiums and surrenders represent the voluntary termination of policies by policyholders. Premium persistency represents the level of ongoing deposits on contracts where there is policyholder discretion as to the amount and timing of deposits. Policy termination and premium persistency assumptions are primarily based on the Company’s recent experience adjusted for expected future conditions. Assumptions reflect differences by type of contract within each geographic market.

The Company seeks to design products that minimize financial exposure to lapse, surrender and other policyholder behaviour risk. The Company monitors lapse, surrender and other policyholder behaviour experience.

In aggregate, 2014 policyholder behaviour experience was unfavourable (2013 – unfavourable) when compared to the Company’s assumptions used in the computation of actuarial liabilities.

40	Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements

Nature of factor and assumption methodology		Risk management
Expenses and taxes

Operating expense assumptions reflect the projected costs of maintaining and servicing in-force policies, including associated overhead expenses. The expenses are derived from internal cost studies projected into the future with an allowance for inflation. For some developing businesses, there is an expectation that unit costs will decline as these businesses grow.

Taxes reflect assumptions for future premium taxes and other non-income related taxes. For income taxes, policy liabilities are adjusted only for temporary tax timing and permanent tax rate differences on the cash flows available to satisfy policy obligations.

The Company prices its products to cover the expected costs of servicing and maintaining them. In addition, the Company monitors expenses monthly, including comparisons of actual expenses to expense levels allowed for in pricing and valuation.

Maintenance expenses for 2014 were unfavourable (2013 – unfavourable) when compared to the Company’s assumptions used in the computation of actuarial liabilities.

The Company prices its products to cover the expected cost of taxes.

Policyholder dividends, experience rating refunds, and other adjustable policy elements	The best estimate projections for policyholder dividends and experience rating refunds, and other adjustable elements of policy benefits are determined to be consistent with management’s expectation of how these elements will be managed should experience emerge consistently with the best estimate assumptions used for mortality and morbidity, investment returns, rates of policy termination, operating expenses and taxes.

The Company monitors policy experience and adjusts policy benefits and other adjustable elements to reflect this experience.

Policyholder dividends are reviewed annually for all businesses under a framework of Board-approved policyholder dividend policies.

Foreign currency	Foreign currency risk results from a mismatch of the currency of liabilities and the currency of the assets designated to support these obligations. Where a currency mismatch exists, the assumed rate of return on the assets supporting the liabilities is reduced to reflect the potential for adverse movements in foreign exchange rates.	The Company generally matches the currency of its assets with the currency of the liabilities they support, with the objective of mitigating the risk of loss arising from movements in currency exchange rates.

The Company’s practice is to review actuarial assumptions on an annual basis as part of its review of methods and assumptions. Where changes are made to assumptions (refer to note 8(h)), the full impact is recognized in income immediately.

(e)	Sensitivity of insurance contract liabilities to changes in non-economic assumptions

The sensitivity of net income attributed to shareholders to changes in non-economic assumptions underlying policy liabilities is shown below, assuming that there is a simultaneous change in the assumption across all business units.

In practice, experience for each assumption will frequently vary by geographic market and business and assumption updates are made on a business/geographic specific basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes: changes in actuarial and investment return and future investment activity assumptions; changes in business mix, effective tax rates and other market factors; and the general limitations of internal models.

The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in non-economic assumptions. Experience gains or losses would generally result in changes to future dividends, with no direct impact to shareholders.

Potential impact on net income attributed to shareholders arising from changes to non-economic assumptions

	Decrease in net income attributable to shareholders
As at December 31,	2014	2013
Policy related assumptions
2% adverse change in future mortality rates(1),(3)
Products where an increase in rates increases insurance contract liabilities	$(300)	$(300)
Products where a decrease in rates increases insurance contract liabilities	(400)	(300)
5% adverse change in future morbidity rates(2),(3),(4)	(2,400)	(2,000)
10% adverse change in future termination rates(3)	(1,500)	(1,300)
5% increase in future expense levels	(400)	(300)

(1)

An increase in mortality rates will generally increase policy liabilities for life insurance contracts whereas a decrease in mortality rates will generally increase policy liabilities for policies with longevity risk such as payout annuities.

(2)

No amounts related to morbidity risk are included for policies where the policy liability provides only for claims costs expected over a short period, generally less than one year, such as Group Life and Health.

(3)

The impacts of the sensitivities on long-term care for morbidity, mortality and lapse are assumed to be moderated by partial offsets from the Company’s ability to contractually raise premium rates in such events, subject to state regulatory approval.

(4)

The increase in morbidity sensitivity between December 31, 2013 and December 31, 2014 is largely due to modeling refinements and the strengthening of the U.S. dollar compared to the Canadian dollar during 2014. This sensitivity is shown in Canadian dollars and most of the Company’s morbidity sensitivity arises from U.S. dollar denominated liabilities.

Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements	41

(f)	Provision for adverse deviation assumptions

The assumptions made in establishing insurance contract liabilities reflect expected best estimates of future experience. To recognize the uncertainty in these best estimate assumptions, to allow for possible mis-estimation of and deterioration in experience and to provide a greater degree of assurance that the insurance contract liabilities are adequate to pay future benefits, the Appointed Actuary is required to include a margin in each assumption.

Under IFRS reporting, new business profits are capitalized at issue of a policy using assumptions which include a margin for adverse deviation. The margins held for each assumption decrease the income that would have been recognized at inception of the policy and are released into future earnings as the policy is released from risk. Margins for interest rate risk are included by testing a number of scenarios of future interest rates. The margin can be established by testing a limited number of scenarios, some of which are prescribed by the Canadian Actuarial Standards of Practice, and determining the liability based on the worst outcome. Alternatively, the margin can be set by testing many scenarios, which are developed according to actuarial guidance. Under this approach, the liability would be the average of the outcomes above a percentile in the range prescribed by the Canadian Actuarial Standards of Practice.

Specific guidance is also provided for other risks such as market, credit, mortality and morbidity risks. For other risks which are not specifically addressed by the Canadian Institute of Actuaries, a range is provided of five per cent to 20 per cent of the expected experience assumption. The Company uses assumptions within the permissible ranges, with the determination of the level set taking into account the risk profile of the business. On occasion, in specific circumstances for additional prudence, a margin may exceed the high end of the range, which is permissible under the Canadian Actuarial Standards of Practice. This additional margin would be released if the specific circumstances which led to it being established were to change.

Each margin is reviewed annually for continued appropriateness.

(g)	Change in insurance contract liabilities

The change in insurance contract liabilities was a result of the following business activities and changes in actuarial estimates.

For the year ended December 31, 2014	Net actuarial liabilities	Other insurance contract liabilities(1)	Net insurance contract liabilities	Reinsurance assets	Gross insurance contract liabilities
Balance, January 1	$167,298	$8,501	$175,799	$17,443	$193,242
New policies(2)	807	–	807	151	958
Normal in-force movement(2)	23,379	209	23,588	78	23,666
Changes in methods and assumptions(2)	240	18	258	(625)	(367)
Impact of changes in foreign exchange rates	10,000	536	10,536	1,478	12,014
Balance, December 31	$201,724	$9,264	$210,988	$18,525	$229,513

For the year ended December 31, 2013
Balance, January 1	$171,364	$8,350	$179,714	$18,681	$198,395
New policies(3)	1,181	–	1,181	286	1,467
Normal in-force movement(3)	(10,965)	(49)	(11,014)	(2,986)	(14,000)
Impact of sale of Taiwan insurance business (note 3)	(1,527)	(8)	(1,535)	(75)	(1,610)
Changes in methods and assumptions(3)	1,036	(85)	951	470	1,421
Impact of changes in foreign exchange rates	6,209	293	6,502	1,067	7,569
Balance, December 31	$167,298	$8,501	$175,799	$17,443	$193,242

(1)	Other insurance contract liabilities are comprised of benefits payable and provision for unreported claims and policyholder amounts on deposit.
(2)

In 2014, the $24,185 increase reported as the change in insurance contract liabilities on the Consolidated Statements of Income primarily consists of changes due to normal in-force movements, new policies and changes in methods and assumptions. These three items in the gross insurance contract liabilities column of this table net to an increase of $24,257, of which $23,835 is included in the Consolidated Statements of Income increase in insurance contract liabilities, $451 is included in gross claims and benefits and $(29) is related to Life Retrocession insurance contract liabilities sold through a reinsurance agreement in 2011 and is offset in the change in reinsurance assets. The Consolidated Statements of Income change in insurance contract liabilities also includes the change in embedded derivatives associated with insurance contracts.

(3)

In 2013, the $10,130 decrease reported as the change in insurance contract liabilities on the Consolidated Statements of Income primarily consists of changes due to normal in-force movements, new policies and changes in methods and assumptions. These three items in the gross insurance contract liabilities column of this table net to a decrease of $11,112, of which $10,211 is included in the Consolidated Statements of Income increase in insurance contract liabilities, $489 is included in gross claims and benefits and $412 is related to Life Retrocession insurance contract liabilities sold through a reinsurance agreement in 2011 and is offset in the change in reinsurance assets. The Consolidated Statements of Income change in insurance contract liabilities also includes the change in embedded derivatives associated with insurance contracts.

(h)	Actuarial methods and assumptions

A comprehensive review of valuation assumptions and methods is performed annually. The review is designed to reduce the Company’s exposure to uncertainty by ensuring assumptions for both asset related and liability related risks remain appropriate. This is accomplished by monitoring experience and updating assumptions which represent a best estimate view of future experience, and margins that are appropriate for the risks assumed. While the assumptions selected represent the Company’s current best estimates and assessment of risk, the ongoing monitoring of experience and the economic environment is likely to result in future changes to the valuation assumptions, which could be material.

42	Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements

2014 review

In 2014, the completion of the annual review of actuarial methods and assumptions resulted in an increase in insurance and investment contract liabilities of $258, net of reinsurance. Net of the income attributed to participating policyholders and non-controlling interests, net income attributed to shareholders decreased by $198 post-tax.

For the year ended December 31, 2014 Assumptions:	Change in gross insurance and investment contract liabilities	Change in net insurance and investment contract liabilities	Change in net income attributed to shareholders
Mortality and morbidity updates	$(127)	$(74)	$73
Lapses and policyholder behaviour	455	405	(314)
Updates to actuarial standards
Segregated fund bond calibration	219	217	(157)
Economic reinvestment assumptions	(530)	(75)	65
Other updates	(384)	(215)	135
Net impact	$(367)	$258	$(198)

Updates to mortality and morbidity

Mortality assumptions were updated across several business units to reflect recent experience. Updates to the Canadian Retail Insurance mortality led to a $248 increase in net income attributed to shareholders. Other mortality and morbidity updates led to a $135 increase in net income attributed to shareholders, and were primarily related to the John Hancock Annuities business where in aggregate the Company benefited from updates to mortality assumptions. These increases were partially offset by updates in John Hancock Life insurance, primarily for policies issued at older ages, which led to a $310 decrease in net income attributed to shareholders.

Updates to lapses and policyholder behaviour

Lapse rates for several of the Canadian Retail Insurance non-participating whole life and universal life products were updated to reflect recent experience which led to a $214 decrease in net income attributed to shareholders.

Other updates to lapse and policyholder behaviour assumptions were made across several business units including Indonesia, and Canadian and U.S. variable annuities to reflect updated experience results which led to a $100 decrease in net income attributed to shareholders.

Updates to actuarial standards

Updates to actuarial standards related to bond parameter calibration for stochastic models used to value segregated fund liabilities resulted in a $157 decrease in net income attributed to shareholders.

Updates to actuarial standards related to economic reinvestment assumptions resulted in a $65 million increase in net income attributed to shareholders. The increase in net income was due to changes to fixed income reinvestment assumptions, which included allowance for the use of credit spread assets for all durations, a change from deterministic to stochastically generated scenarios for most North American business, and changes to risk free interest rate scenarios. This increase in net income attributed to shareholders was partially offset by a decrease in net income attributed to shareholders due to a new margin for adverse deviation for alternative long-duration assets and public equities.

Other updates

The Company performed an in depth review of the modelling of future tax cash flows for its U.S. Insurance business resulting in an increase in net income attributed to shareholders of $473.

The Company made a number of model refinements related to the projection of both asset and liability cash flows across several business units which led to a $338 decrease in net income attributed to shareholders.

2013 review

In 2013, the review of actuarial assumptions and methods resulted in an increase in policy liabilities of $948, net of reinsurance. The impact of the changes in actuarial assumptions and methods increased reinsurance assets by $447. Net of the impacts on participating surplus and non-controlling interests, net income attributable to shareholders decreased by $489.

Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements	43

The following table represents the impact of the 2013 changes in actuarial assumptions and models on policy liabilities and net income attributed to shareholders.

For the year ended December 31, 2013 Assumptions:	Change in net insurance and investment contract liabilities	Change in net income attributed to shareholders
Lapses and policyholder behaviour
U.S. Insurance premium persistency update	$320	$(208)
Insurance lapse updates	472	(233)
Variable annuity lapse update	101	(80)
U.S. Long-Term Care triennial review	18	(12)
Segregated fund parameters update	(220)	203
Other updates	257	(159)
Net impact	$948	$(489)

(i)	Insurance contracts contractual obligations

Insurance contracts give rise to obligations fixed by agreement. As at December 31, 2014, the Company’s contractual obligations and commitments relating to insurance contracts are as follows.

Payments due by period	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Insurance contract liabilities(1)	$8,701	$9,512	$13,229	$523,242	$554,684

(1)

Insurance contract liability cash flows include estimates related to the timing and payment of death and disability claims, policy surrenders, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, commissions and premium taxes offset by contractual future premiums on in-force contracts. These estimated cash flows are based on the best estimate assumptions used in the determination of insurance contract liabilities. These amounts are undiscounted and reflect recoveries from reinsurance agreements. Due to the use of assumptions, actual cash flows may differ from these estimates. Cash flows include embedded derivatives measured separately at fair value.

(j)	Gross claims and benefits

The following table presents a breakdown of gross claims and benefits.

For the years ended December 31,	2014	2013
Death, disability and other claims	$10,878	$10,005
Maturity and surrender benefits	5,759	4,683
Annuity payments	3,370	3,504
Policyholder dividends and experience rating refunds	1,047	1,103
Net transfers from segregated funds	(602)	(624)
Total	$20,452	$18,671

Note 9    Investment Contract Liabilities

Investment contract liabilities are contractual obligations made by the Company that do not contain significant insurance risk and are measured either at fair value or at amortized cost.

(a)	Investment contract liabilities measured at fair value

Investment contract liabilities measured at fair value comprise certain investment savings and pension products sold primarily in Hong Kong and China. Carrying value of investment contract liabilities measured at fair value as at December 31, 2014 was $680 (2013 – $671).

The change in investment contract liabilities measured at fair value was a result of the following.

For the years ended December 31,	2014	2013
Balance, January 1	$671	$649
New policies	53	1
Changes in market conditions	2	1
Redemptions, surrenders and maturities	(104)	(23)
Impact of changes in foreign exchange rates	58	43
Balance, December 31	$680	$671

44	Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements

(b)	Investment contract liabilities measured at amortized cost

Investment contract liabilities measured at amortized cost comprise funding agreements issued by JHUSA to JHGF II and several fixed annuity products sold in Canada and the U.S. Fixed annuity products considered investment contracts are those that provide guaranteed income payments for a contractually determined period of time and are not contingent on survivorship.

Investment contract liabilities measured at amortized cost are shown below. The fair value associated with these contracts is also shown for comparative purposes.

	2014		2013
As at December 31,	Amortized cost	Fair value	Amortized cost	Fair value
Funding agreements issued by JHUSA to JHGF II	$349	$349	$355	$355
U.S. fixed annuity products	1,280	1,427	1,210	1,234
Canadian fixed annuity products	335	354	288	307
Investment contract liabilities	$1,964	$2,130	$1,853	$1,896

The change in investment contract liabilities measured at amortized cost was a result of the following business activities.

For the years ended December 31,	2014	2013
Balance, January 1	$1,853	$1,771
New policy deposits	86	96
Interest	70	69
Withdrawals	(190)	(197)
Fees	(1)	–
Other	8	10
Impact of changes in foreign exchange rates	138	104
Balance, December 31	$1,964	$1,853

Medium-term notes offer a specified guaranteed fixed or floating rate of return based on external market indices and are comprised of the following contractual terms.

			2014	2013
As at December 31,	Issue date	Maturity date	Carrying value
Funding agreements issued by JHUSA to JHGF II:
4.670% HKD Funding agreement	March 16, 2004	March 17, 2014	$–	$34
5.250% USD Funding agreement	February 18, 2003	February 25, 2015	349	321
Total carrying value			$349	$355
Fair value			$349	$355

The carrying value of the funding agreements issued by JHUSA to JHGF II is amortized at the effective interest rates which exactly discount the contractual cash flows to the net carrying amount of the liabilities at the date of issue.

The fair value of the funding agreements issued by JHUSA to JHGF II is determined using a discounted cash flow approach based on current market interest rates adjusted for the Company’s own credit standing.

The carrying value of fixed annuity products is amortized at a rate that exactly discounts the projected actual cash flows to the net carrying amount of the liability at the date of issue.

The fair value of fixed annuity products is determined by projecting cash flows according to the contract terms and discounting the cash flows at current market rates adjusted for the Company’s own credit standing. All investment contracts were categorized in Level 2 of the fair value hierarchy (2013 – Level 2).

(c)	Investment contracts contractual obligations

Investment contracts give rise to obligations fixed by agreement. As at December 31, 2014, the Company’s contractual obligations and commitments relating to investment contracts are as follows.

Payments due by period	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Investment contract liabilities(1)	$564	$395	$368	$2,983	$4,310

(1)	Due to the nature of the products, the timing of net cash flows may be before contract maturity. Cash flows are undiscounted.

Note 10    Risk Management

The Company’s policies and procedures for managing risk related to financial instruments can be found in the “Risk Management and Risk Factors” section of the Company’s 2014 MD&A for the year ended December 31, 2014. Specifically, these disclosures are included in “Market Risk” and “Liquidity Risk” in this section. These disclosures are in accordance with IFRS 7 “Financial Instruments: Disclosures” and therefore, only the shaded text and tables form an integral part of these Consolidated Financial Statements.

Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements	45

(a)	Credit risk

Credit risk is the risk of loss due to the inability or unwillingness of a borrower, or counterparty, to fulfill its payment obligations. Worsening regional and global economic conditions could result in defaults or downgrades and could lead to increased provisions or impairments related to the Company’s general fund invested assets, derivative financial instruments and reinsurance and an increase in provisions for future credit impairments to be included in actuarial liabilities.

The Company’s exposure to credit risk is managed through risk management policies and procedures which include a defined credit evaluation and adjudication process, delegated credit approval authorities and established exposure limits by borrower, corporate connection, credit rating, industry and geographic region. The Company measures derivative counterparty exposure as net potential credit exposure, which takes into consideration mark-to-market values of all transactions with each counterparty, net of any collateral held, and an allowance to reflect future potential exposure. Reinsurance counterparty exposure is measured reflecting the level of ceded liabilities.

The Company also ensures where warranted, that mortgages, private placements and loans to bank clients are secured by collateral, the nature of which depends on the credit risk of the counterparty.

An allowance for losses on loans is established when a loan becomes impaired. Provisions for loan losses are calculated to reduce the carrying value of the loans to estimated net realizable value. The establishment of such provisions takes into consideration normal historical credit loss levels and future expectations, with an allowance for adverse deviations. In addition, policy liabilities include general provisions for credit losses from future asset impairments. Impairments are identified through regular monitoring of all credit related exposures, considering such information as general market conditions, industry and borrower specific credit events and any other relevant trends or conditions. Allowance for losses on reinsurance contracts is established when a reinsurance counterparty becomes unable or unwilling to fulfill its contractual obligations. The allowance for loss is based on current recoverable amounts and ceded policy liabilities.

Credit risk associated with derivative counterparties is discussed in note 10(d) and credit risk associated with reinsurance counterparties is discussed in note 10(i).

Credit exposure

The following table outlines the gross carrying amount of financial instruments subject to credit exposure, without taking into account any collateral held or other credit enhancements.

As at December 31,	2014	2013
Debt securities
FVTPL	$114,700	$97,123
AFS	19,746	17,834
Mortgages	39,458	37,558
Private placements	23,284	21,015
Policy loans	7,876	7,370
Loans to bank clients	1,772	1,901
Derivative assets	19,315	9,673
Accrued investment income	2,003	1,813
Reinsurance assets	18,525	17,443
Other financial assets	3,307	2,916
Total	$249,986	$214,646

Credit quality

The credit quality of commercial mortgages and private placements is assessed at least annually by using an internal rating based on regular monitoring of credit related exposures, considering both qualitative and quantitative factors.

A write-off is recorded when internal risk ratings indicate that a loss represents the most likely outcome. The assets are designated as non-accrual and an allowance is established based on an analysis of the security and repayment sources.

46	Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements

The following table summarizes the credit quality and carrying value of commercial mortgages and private placements.

As at December 31, 2014	AAA	AA	A	BBB	BB	B and lower	Total
Commercial mortgages
Retail	$130	$815	$3,354	$2,050	$6	$4	$6,359
Office	83	706	2,644	2,460	149	118	6,160
Multi-family residential	1,189	657	1,087	930	–	–	3,863
Industrial	38	267	693	1,080	27	22	2,127
Other	515	221	586	899	–	–	2,221
Total commercial mortgages	$1,955	$2,666	$8,364	$7,419	$182	$144	$20,730
Agricultural mortgages	$–	$189	$238	$522	$160	$–	$1,109
Private placements	985	3,195	6,565	10,244	1,269	1,026	23,284
Total	$2,940	$6,050	$15,167	$18,185	$1,611	$1,170	$45,123

As at December 31, 2013
Commercial mortgages
Retail	$136	$704	$2,744	$2,277	$29	$11	$5,901
Office	90	628	2,204	2,376	221	128	5,647
Multi-family residential	1,159	594	747	1,033	–	–	3,533
Industrial	52	269	645	1,059	55	23	2,103
Other	582	198	425	894	42	2	2,143
Total commercial mortgages	$2,019	$2,393	$6,765	$7,639	$347	$164	$19,327
Agricultural mortgages	$–	$170	$253	$657	$153	$–	$1,233
Private placements	791	3,200	5,845	8,949	1,112	1,118	21,015
Total	$2,810	$5,763	$12,863	$17,245	$1,612	$1,282	$41,575

The credit quality of residential mortgages and loans to bank clients is assessed at least annually using the key credit quality indicator of whether the loan is performing or non-performing.

Full or partial write-offs of loans are recorded when management believes there is no realistic prospect of full recovery. Write-offs, net of recoveries, are deducted from the allowance for credit losses. All impairments are captured in the allowance for credit losses.

The following table summarizes the carrying value of residential mortgages and loans to bank clients.

	2014			2013
As at December 31,	Insured	Uninsured	Total	Insured	Uninsured	Total
Residential mortgages
Performing	$8,577	$9,024	$17,601	$9,139	$7,828	$16,967
Non-performing(1)	5	13	18	17	14	31
Loans to bank clients
Performing	n/a	1,771	1,771	n/a	1,901	1,901
Non-performing(1)	n/a	1	1	n/a	–	–
Total	$8,582	$10,809	$19,391	$9,156	$9,743	$18,899

(1)	Non-performing refers to assets that are 90 days or more past due if uninsured and 365 days or more if insured.

The carrying value of government-insured mortgages was 25% of the total mortgage portfolio as at December 31, 2014 (2013 – 28%). The majority of these insured mortgages are residential loans as classified in the table above.

Past due or credit impaired financial assets

The Company provides for credit risk by establishing allowances against the carrying value of impaired loans and recognizing impairment losses on AFS debt securities. In addition, the Company reports as an impairment certain declines in the fair value of debt securities designated as FVTPL which it deems represent an impairment.

Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements	47

The following table summarizes the carrying value or impaired value, in the case of impaired debt securities, of the Company’s financial assets that are considered past due or impaired.

	Past due but not impaired
As at December 31, 2014	Less than 90 days	90 days and greater	Total	Total impaired
Debt securities
FVTPL	$7	$–	$7	$48
AFS	–	6	6	10
Private placements	88	5	93	117
Mortgages and loans to bank clients	53	25	78	48
Other financial assets	35	18	53	1
Total	$183	$54	$237	$224

As at December 31, 2013
Debt securities
FVTPL	$–	$–	$–	$127
AFS	–	–	–	12
Private placements	53	–	53	115
Mortgages and loans to bank clients	55	31	86	53
Other financial assets	7	31	38	–
Total	$115	$62	$177	$307

The following table summarizes the Company’s loans that are considered impaired.

As at December 31, 2014	Gross carrying value	Allowances for losses	Net carrying value
Private placements	$189	$72	$117
Mortgages and loans to bank clients	85	37	48
Total	$274	$109	$165

As at December 31, 2013
Private placements	$196	$81	$115
Mortgages and loans to bank clients	78	25	53
Total	$274	$106	$168

Allowance for loan losses

	2014			2013
For the years ended December 31,	Private placements	Mortgages and loans to bank clients	Total	Private placements	Mortgages and loans to bank clients	Total
Balance, January 1	$81	$25	$106	$35	$54	$89
Provisions	24	24	48	55	22	77
Recoveries	(15)	(8)	(23)	–	(17)	(17)
Write-offs(1)	(18)	(4)	(22)	(9)	(34)	(43)
Balance, December 31	$72	$37	$109	$81	$25	$106

(1)	Includes disposals and impact of changes in foreign exchange rates.

(b)	Securities lending, repurchase and reverse repurchase transactions

The Company engages in securities lending to generate fee income. Collateral, which exceeds the market value of the loaned securities, is retained by the Company until the underlying security has been returned to the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the underlying loaned securities fluctuates. As at December 31, 2014, the Company had loaned securities (which are included in invested assets) with a market value of $1,004 (2013 – $1,422). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.

The Company engages in reverse repurchase transactions to generate fee income and to take possession of securities to cover short positions in similar instruments and undertake repurchase transactions for short-term funding purposes. As at December 31, 2014, the Company had engaged in reverse repurchase transactions of $1,183 (2013 – $6) which are recorded as short-term receivables. There were outstanding repurchase agreements of $481 as at December 31, 2014 (2013 – $200) which are recorded as payables.

48	Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements

(c)	Credit default swaps

The Company replicates exposure to specific issuers by selling credit protection via credit default swaps (“CDSs”) in order to complement its cash debt securities investing. The Company will not write CDS protection in excess of its government debt securities holdings. A CDS is a derivative instrument representing an agreement between two parties to exchange the credit risk of a single specified entity or an index based on the credit risk of a group of entities (all commonly referred to as the “reference entity” or a portfolio of “reference entities”), in return for a periodic premium. CDS contracts typically have a five-year term.

The following table provides details of the credit default swap protection sold by type of contract and external agency rating for the underlying reference security.

As at December 31, 2014	Notional amount(2)	Fair value	Weighted average maturity (in years)(3)
Single name CDSs(1)
Corporate debt
AAA	$41	$1	2
AA	110	2	2
A	263	5	3
BBB	63	1	5
Total single name CDSs	$477	$9	3
Total CDS protection sold	$477	$9	3

As at December 31, 2013
Single name CDSs(1)
Corporate debt
AAA	$37	$1	3
AA	101	3	3
A	197	5	3
Total single name CDSs	$335	$9	3
Total CDS protection sold	$335	$9	3

(1)	The rating agency designations are based on S&P where available followed by Moody’s, DBRS, and Fitch. If no rating is available from a rating agency, then an internally developed rating is used.
(2)

Notional amounts represent the maximum future payments the Company would have to pay its counterparties assuming a default of the underlying credit and zero recovery on the underlying issuer obligation.

(3)	The weighted average maturity of the CDS is weighted based on notional amounts.

The Company holds no purchased credit protection as at December 31, 2014 and 2013.

(d)	Derivatives

The Company’s point-in-time exposure to losses related to the credit risk of the derivative transactions counterparty of is limited to the amount of any net gains that may have accrued with a particular counterparty. Gross derivative counterparty exposure is measured as the total fair value (including accrued interest) of all outstanding contracts in a gain position excluding any offsetting contracts in a loss position and the impact of collateral on hand. The Company seeks to limit the risk of credit losses from derivative counterparties by: establishing a minimum acceptable counterparty credit rating of A- from external rating agencies; entering into master netting arrangements which permit the offsetting of contracts in a loss position in the case of a counterparty default; and entering into Credit Support Annex agreements, whereby collateral must be provided when the exposure exceeds a certain threshold. All contracts are held with counterparties rated A- or higher. As at December 31, 2014, the percentage of the Company’s derivative exposure which was with counterparties rated AA- or higher amounted to 15 per cent (2013 – 12 per cent). The Company’s exposure to credit risk was mitigated by $10,400 fair value of collateral held as security as at December 31, 2014 (2013 – $3,656).

As at December 31, 2014, the largest single counterparty exposure, without taking into account the impact of master netting agreements or the benefit of collateral held, was $3,436 (2013 – $2,138). The net exposure to this counterparty, after taking into account master netting agreements and the fair value of collateral held, was $5 (2013 – nil). As at December 31, 2014, the total maximum credit exposure related to derivatives across all counterparties, without taking into account the impact of master netting agreements and the benefit of collateral held, was $20,126 (2013 – $10,021).

(e)	Offsetting financial assets and financial liabilities

Certain derivatives, securities lending and purchase agreements have conditional offset rights. The Company does not offset these financial instruments in the Consolidated Statements of Financial Position, as the rights of offset are conditional.

In the case of derivatives, collateral is collected from and pledged to counterparties and clearing houses to manage credit risk exposure in accordance with Credit Support Annexes to swap agreements and clearing agreements. Under master netting agreements, the Company has a right of offset in the event of default, insolvency, bankruptcy or other early termination.

Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements	49

In the case of reverse repurchase and repurchase transactions, additional collateral may be collected from or pledged to counterparties to manage credit exposure according to bilateral reverse repurchase or repurchase agreements. In the event of default by a counterparty, the Company is entitled to liquidate the assets the Company holds as collateral to offset against obligations to the same counterparty.

The following table presents the effect of conditional master netting and similar arrangements. Similar arrangements may include global master repurchase agreements, global master securities lending agreements, and any related rights to financial collateral.

		Related amounts not set off in the Consolidated Statements of Financial Position
As at December 31, 2014	Gross amounts of financial instruments presented in the Consolidated Statements of Financial Position(1)	Amounts subject to an enforceable master netting arrangement or similar agreements	Financial and cash collateral pledged (received)(2)	Net amount including financing trusts(3)	Net amounts excluding financing trusts
Financial assets
Derivative assets	$20,126	$(9,688)	$(10,161)	$277	$277
Securities lending	1,004	–	(1,004)	–	–
Reverse repurchase agreements	1,183	(481)	(702)	–	–
Total financial assets	$22,313	$(10,169)	$(11,867)	$277	$277
Financial liabilities
Derivative liabilities	$(11,996)	$9,688	$2,044	$(264)	$(34)
Repurchase agreements	(481)	481	–	–	–
Total financial liabilities	$(12,477)	$10,169	$2,044	$(264)	$(34)

As at December 31, 2013
Financial assets
Derivative assets	$10,021	$(6,734)	$(3,267)	$20	$20
Securities lending	1,422	–	(1,422)	–	–
Reverse repurchase agreements	6	–	(6)	–	–
Total financial assets	$11,449	$(6,734)	$(4,695)	$20	$20
Financial liabilities
Derivative liabilities	$(9,162)	$6,734	$2,250	$(178)	$(39)
Repurchase agreements	(200)	–	200	–	–
Total financial liabilities	$(9,362)	$6,734	$2,450	$(178)	$(39)

(1)	Financial assets and liabilities in the table above include accrued interest of $814 and $713, respectively (2013 – $352 and $233, respectively).
(2)

Financial and cash collateral excludes over-collateralization. As at December 31, 2014, the Company was over-collateralized on OTC derivative assets, OTC derivative liabilities, securities lending and reverse purchase agreements and repurchase agreements in the amounts of $239, $280, $55 and nil, respectively (2013 – $390, $297, $75 and nil, respectively). As at December 31, 2014, collateral pledged (received) does not include collateral in transit on OTC instruments or include initial margin on exchange traded contracts or cleared contracts.

(3)

The net amount includes derivative contracts entered into between the Company and its financing trusts which it does not consolidate. The Company does not exchange collateral on derivative contracts entered into with these trusts.

(f)	Risk concentrations

The Company establishes enterprise-wide investment portfolio level targets and limits with the objective of ensuring that portfolios are diversified across asset classes and individual investment risks. The Company monitors actual investment positions and risk exposures for concentration risk and reports such findings to the Executive Risk Committee and the Risk Committee of the Board of Directors.

As at December 31,	2014	2013
Debt securities and private placements rated as investment grade BBB or higher(1)	97%	96%
Government debt securities as a per cent of total debt securities	43%	44%
Government private placements as a per cent of total private placements	10%	10%
Highest exposure to a single non-government debt security and private placement issuer	$1,017	$643
Largest single issuer as a per cent of the total equity portfolio	2%	2%
Income producing commercial office properties (2014 – 70% of real estate, 2013 – 74%)	$7,077	$7,149
Largest concentration of mortgages and real estate (2) – Ontario Canada (2014 – 26%, 2013 – 26%)	$12,809	$12,324

(1)	Investment grade debt securities and private placements include 32% rated A, 20% rated AA and 25% rated AAA (2013 – 31%, 18% and 26%) based on external ratings where available.
(2)	Mortgages and real estate are diversified geographically and by property type.

50	Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements

The following table shows the distribution of the debt securities and private placements portfolio by sector and industry.

Debt securities and private placements

	2014		2013
As at December 31,	Carrying value	% of total	Carrying value	% of total
Government and agency	$60,195	38	$52,510	39
Utilities	28,826	18	22,612	17
Financial	21,684	14	20,150	15
Energy	11,979	8	10,142	7
Consumer (non-cyclical)	9,190	6	7,695	6
Industrial	8,537	5	7,239	5
Basic materials	4,015	3	3,704	3
Consumer (cyclical)	3,739	2	3,181	2
Securitized	3,439	2	3,441	3
Telecommunications	2,577	2	2,411	2
Technology	1,800	1	1,493	1
Media and internet	1,329	1	1,075	–
Diversified and miscellaneous	420	–	319	–
Total	$157,730	100	$135,972	100

(g)	Insurance risk

Insurance risk is the risk of loss due to actual experience differing from the experience assumed when a product was designed and priced with respect to mortality and morbidity claims, policyholder behaviour and expenses. A variety of assumptions are made related to the future level of claims, policyholder behaviour, expenses and sales levels when products are designed and priced as well as in the determination of insurance contract liabilities. Assumptions for future claims are generally based on Company and industry experience and assumptions for policyholder behaviours are generally based on Company experience. Such assumptions require a significant amount of professional judgment and, therefore, actual experience may be materially different than the assumptions made by the Company. Claims may be impacted by the unusual onset of disease or illness, natural disasters, large-scale man-made disasters and acts of terrorism. Policyholder premium payment patterns, policy renewal, withdrawal and surrender activity is influenced by many factors including market and general economic conditions, and the availability and price of other products in the marketplace.

The Company manages insurance risk through global policies, standards and best practices with respect to product design, pricing, underwriting and claim adjudication, and a global life underwriting manual. Each business unit has underwriting procedures, including criteria for approval of risks and claims adjudication procedures. The Company has a global retention limit of US$30 and US$35, respectively, for individual and survivorship life insurance. Lower limits are applied in some markets and jurisdictions. The Company further reduces exposure to claims concentrations by applying geographical aggregate retention limits for certain covers.

(h)	Concentration risk

The geographic concentration of the Company’s insurance and investment contract liabilities, including embedded derivatives, is shown below. The disclosure is based on the countries in which the business is written.

As at December 31, 2014	Gross liabilities	Reinsurance assets	Net liabilities
U.S. and Canada	$193,554	$(18,436)	$175,118
Asia and Other	38,910	(89)	38,821
Total	$232,464	$(18,525)	$213,939

As at December 31, 2013
U.S. and Canada	$164,352	$(17,344)	$147,008
Asia and Other	31,594	(99)	31,495
Total	$195,946	$(17,443)	$178,503

(i)	Reinsurance risk

In the normal course of business, the Company limits the amount of loss on any one policy by reinsuring certain levels of risk with other insurers. In addition, the Company accepts reinsurance from other reinsurers. Reinsurance ceded does not discharge the Company’s liability as the primary insurer. Failure of reinsurers to honour their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. In order to minimize losses from reinsurer insolvency, the Company monitors the concentration of credit risk both geographically and with any one reinsurer. In addition, the Company selects reinsurers with high credit ratings.

As at December 31, 2014, the Company had $18,525 (2013 – $17,443) of reinsurance assets. Of this 89 per cent (2013 – 90 per cent) were ceded to reinsurers with Standard and Poor’s ratings of A- or above. The Company’s exposure to credit risk was mitigated by $8,269 fair value of collateral held as security as at December 31, 2014 (2013 – $8,078). Net exposure after taking into account offsetting agreements and the benefit of the fair value of collateral held was $10,256 as at December 31, 2014 (2013 – $9,365).

Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements	51

Note 11    Long-Term Debt

(a)	Carrying value of long-term debt

As at December 31,	Maturity date	Par value		2014	2013
4.90% Senior notes(1)	September 17, 2020	US$	500	$577	$529
7.768% Medium-term notes(2)	April 8, 2019		$600	599	598
5.505% Medium-term notes(2)	June 26, 2018		$400	399	399
Promissory note to Manulife Finance (Delaware), L.P. (“MFLP”)(3)	December 15, 2016		$150	150	150
3.40% Senior notes(1)	September 17, 2015	US$	600	695	637
4.079% Medium-term notes(2)	August 20, 2015		$900	900	899
5.161% Medium-term notes(2)	June 26, 2015		$550	550	549
4.896% Medium-term notes(2),(4)	June 2, 2014		$1,000	–	999
Other notes payable	n/a		n/a	15	15
Total				$3,885	$4,775

(1)

US$ senior notes have been designated as a hedge of the Company’s net investment in its U.S. operations to reduce the earnings volatility that would otherwise arise from the translation of the U.S. denominated debt into Canadian dollars. The senior notes may be redeemed in whole or in part at the option of MFC at any time, at a redemption price equal to the greater of par and a price based on the yield of a corresponding U.S. Treasury bond plus a specified number of basis points. The number of basis points is 30 basis points for the 3.40% senior notes and 35 basis points for the 4.90% senior notes.

(2)

The medium-term notes may be redeemed in whole or in part at the option of MFC at any time, at a redemption price equal to the greater of par and price based on the yield of a corresponding Government of Canada bond plus a specified number of basis points. The numbers of basis points for the 4.079%, 4.896%, 7.768%, 5.161% and 5.505% medium-term notes are 46, 57.5, 125, 36 and 39, respectively.

(3)	The note bears interest at the 90-day Bankers’ Acceptance rate plus 2.33%, payable quarterly.
(4)	On June 2, 2014, the 4.896% medium-term notes which were issued on June 2, 2009 matured.

The cash amount of interest paid during the year ended December 31, 2014 was $214 (2013 – $243). Issue costs are amortized over the term of the debt.

(b)	Fair value measurement

Fair value of the long-term debt is determined using quoted market prices where available (Level 1). When quoted market prices are not available, fair value is determined with reference to quoted prices of a debt instrument with similar characteristics or estimated using discounted cash flows using observable market rates (Level 2).

Long-term debt is measured at amortized cost in the Consolidated Statements of Financial Position. As at December 31, 2014, the fair value of long-term debt was $4,162 (2013 – $5,105). Long-term debt was categorized in Level 2 of the fair value hierarchy (2013 – Level 2).

(c)	Aggregate maturities of long-term debt

As at December 31,	2014	2013
Less than one year	$2,145	$1,000
One to two years	150	2,085
Two to three years	14	150
Three to four years	399	14
Four to five years	599	399
Greater than five years	578	1,127
Total	$3,885	$4,775

Note 12 Liabilities for Preferred Shares and Capital Instruments

(a)	Carrying value of liabilities for preferred shares and capital instruments

As at December 31,	Issuance date	Maturity date	Par value		2014	2013
Senior debenture notes – 7.535% fixed/floating(1)	July 10, 2009	December 31, 2108		$1,000	$1,000	$1,000
Subordinated note – floating(2)	December 14, 2006	December 15, 2036		$650	647	647
Subordinated debentures – 2.64% fixed/floating(3)	December 1, 2014	January 15, 2025		$500	498	–
Subordinated debentures – 2.811% fixed/floating(4)	February 21, 2014	February 21, 2024		$500	498	–
Surplus notes – 7.375% U.S. dollar(5)	February 25, 1994	February 15, 2024	US$	450	545	501
Subordinated debentures – 2.926% fixed/floating(6)	November 29, 2013	November 29, 2023		$250	249	249
Subordinated debentures – 2.819% fixed/floating(7)	February 25, 2013	February 26, 2023		$200	199	199
Subordinated debentures – 4.165% fixed/floating(8)	February 17, 2012	June 1, 2022		$500	498	498
Subordinated note – floating(9)	December 14, 2006	December 15, 2021		$400	399	399
Subordinated debentures – 4.21% fixed/floating(10)	November 18, 2011	November 18, 2021		$550	549	548
Preferred shares – Class A Shares, Series 1(11)	June 19, 2003	n/a		$350	344	344
Total					$5,426	$4,385

(1)

Issued by MLI to Manulife Financial Capital Trust II, interest is payable semi-annually. On December 31, 2019 and on every fifth anniversary after December 31, 2019 (the “Interest Reset Date”), the rate of interest will be reset to the yield on five-year Government of Canada bonds plus 5.2%. On or after December 31, 2014, with regulatory approval, MLI may redeem the debenture, in whole or in part, at the greater of par or the fair value of the debt based on the yield on uncallable Government of Canada bonds to the next Interest Reset Date plus (a) 1.0325% if the redemption date is prior to December 31, 2019, or (b) 2.065% if the redemption date is after December 31, 2019, together with accrued and unpaid interest.

52	Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements

(2)

Issued by Manulife Holdings (Delaware) LLC (“MHDLL”), now John Hancock Financial Corporation (“JHFC”), a wholly owned subsidiary of MFC, to Manulife Finance (Delaware) LLC (“MFLLC”), a subsidiary of Manulife Financial (Delaware) L.P. (“MFLP”). MFLP and its subsidiaries are non-consolidated related parties to the Company. The note bears interest at the 90-day Bankers’ Acceptance rate plus 0.72% and is payable semi-annually. With regulatory approval, JHFC may redeem the note, in whole or in part, at any time, at par, together with accrued and unpaid interest.

(3)

Issued by MLI, interest is payable semi-annually. After January 15, 2020, the interest rate is the 90-day Bankers’ Acceptance rate plus 0.73% and is payable quarterly. With regulatory approval, MLI may redeem the debentures, in whole or in part, on or after January 15, 2020, at par, together with accrued and unpaid interest.

(4)

Issued by MLI, interest is payable semi-annually. After February 21, 2019, the interest rate is the 90-day Bankers’ Acceptance rate plus 0.80% and is payable quarterly. With regulatory approval, MLI may redeem the debentures, in whole or in part, on or after February 21, 2019, at par, together with accrued and unpaid interest.

(5)

Issued by John Hancock Mutual Life Insurance Company, now John Hancock Life Insurance Company (U.S.A.). Any payment of interest or principal on the surplus notes requires prior approval from the Commissioner of the Office of Financial and Insurance Regulation of the State of Michigan. The carrying value of the surplus notes reflects an unamortized fair value increment of US$32 (2013 – US$34), which arose as a result of the acquisition of John Hancock Financial Services, Inc. The amortization of the fair value adjustment is recorded in interest expense.

(6)

Issued by MLI, interest is payable semi-annually. After November 29, 2018, the interest rate is the 90-day Bankers’ Acceptance rate plus 0.85% and is payable quarterly. With regulatory approval, MLI may redeem the debentures, in whole or in part, on or after November 29, 2018, at par, together with accrued and unpaid interest.

(7)

Issued by MLI, interest is payable semi-annually. After February 26, 2018, the interest rate is the 90-day Bankers’ Acceptance rate plus 0.95% and is payable quarterly. With regulatory approval, MLI may redeem the debentures, in whole or in part, on or after February 26, 2018, at par, together with accrued and unpaid interest.

(8)

Issued by MLI, interest is payable semi-annually. After June 1, 2017, the interest rate is the 90-day Bankers’ Acceptance rate plus 2.45% and is payable quarterly. With regulatory approval, MLI may redeem the debentures, in whole or in part, on or after June 1, 2017, at par, together with accrued and unpaid interest.

(9)

Issued by MHDLL, now JHFC, a wholly owned subsidiary of MFC, to MFLLC, a subsidiary of MFLP. MFLP and its subsidiaries are non-consolidated related parties to the Company. The original note bore interest at 90-day Bankers’ Acceptance rate plus 0.552% and was payable semi-annually. With regulatory approval, JHFC may redeem the note, in whole or in part, at any time, at par, together with accrued and unpaid interest. On March 28, 2014, MHDLL and JHFC agreed to extend the maturity of the subordinated note to December 15, 2021 from January 15, 2019, while increasing the interest to 3-month Bankers’ Acceptance rate plus 0.74%.

(10)

Issued by MLI, interest is payable semi-annually. After November 18, 2016, the interest rate is the 90-day Bankers’ Acceptance rate plus 2.65% and is payable quarterly. With regulatory approval, MLI may redeem the debentures, in whole or in part, on or after November 18, 2016, at par, together with accrued and unpaid interest.

(11)

The 14 million Class A Shares, Series 1 (“Series 1 Preferred Shares”) were issued by MFC at a price of $25.00 per share and are non-voting and are entitled to non-cumulative preferential cash dividends payable quarterly, if and when declared, at a per annum rate of 4.10%. With regulatory approval, the Series 1 Preferred Shares may be redeemed by MFC, in whole or in part, at declining premiums that range from $1.25 to nil per Series 1 Preferred Share, by either payment of cash or the issuance of MFC common shares. On or after December 19, 2015, the Series 1 Preferred Shares will be convertible at the option of the holder into MFC common shares, the number of which is determined by a prescribed formula, and is subject to the right of MFC prior to the conversion date to redeem for cash or find substitute purchasers for such preferred shares. The prescribed formula is the face amount of the Series 1 Preferred Shares divided by the greater of $2.00 and 95% of the then market price of MFC common shares.

(b)	Fair value measurement

Fair value of preferred shares and capital instruments is determined using quoted market prices where available (Level 1). When quoted market prices are not available, fair value is determined with reference to quoted prices of a debt instrument with similar characteristics or estimated using discounted cash flows using observable market rates (Level 2).

The following table discloses fair value information categorized by the fair value hierarchy. These amounts are measured at amortized cost in the Consolidated Statements of Financial Position.

As at December 31,	2014	2013
Fair value hierarchy:
Level 1	$355	$358
Level 2	5,390	4,367
Total fair value	$5,745	$4,725

Note 13    Liabilities for Subscription Receipts

On September 3, 2014, MLI entered into an agreement with Standard Life Oversea Holdings Limited, a subsidiary of Standard Life plc, to acquire the shares of Standard Life Financial Inc. and of Standard Life Investments Inc., collectively the Canadian-based operations of Standard Life plc, for approximately $4 billion in cash at closing, subject to certain adjustments and subject to certain regulatory and other approvals. All approvals were received by early 2015 and the transaction closed on January 30, 2015.

On September 15, 2014, as part of the financing of the transaction, MFC issued 105,647,334 subscription receipts through a combination of a public offering and a private placement with the Caisse de dépôt et placement du Québec. The public offering price was $21.50 per subscription receipt and the private offering price was the public offering price less a $0.48 private placement fee per subscription receipt for total gross proceeds of $2.26 billion. The Caisse de dépôt et placement du Québec has agreed not to transfer any subscription receipts prior to closing of the acquisition. Issuance costs of approximately $36 million pre-tax ($26 million post-tax) were paid in 2014 and approximately $28 million pre-tax ($21 million post-tax) were paid at closing.

The net cash proceeds from the sale of the subscription receipts were held by an escrow agent, in a restricted account, until closing of the transaction on January 30, 2015. As at December 31, 2014, the escrow account was consolidated and included in invested assets.

Each subscription receipt entitles the holder to automatically receive, without payment of additional consideration or further action, one common share of the Company together with an amount equal to the per share dividends the Company declares on its common shares, if any, for record dates which occur in the period from September 15, 2014 up to January 29, 2015, net of any applicable withholding taxes. Dividends of 15.5 cents per common share were declared on November 13, 2014 for shares with a record date of November 25, 2014.

Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements	53

As at December 31, 2014	Public offering	Private placement	Total
Subscription receipts (number outstanding)	81,860,464	23,786,870	105,647,334
Gross proceeds	$1,760	$500	$2,260
Interest earned on escrowed proceeds	5	2	7
Less issuance costs, net of tax	(47)	–	(47)
Less return of capital for dividends declared	(12)	(4)	(16)
Sub-total (carrying value of the common stock at close of the transaction)	$1,706	$498	$2,204
Accrued payable for dividends declared	12	4	16
Liabilities for subscription receipts(1)	$1,718	$502	$2,220

(1)	Fair value of the subscription receipts as at December 31, 2014 was $2.3 billion.

Note 14    Share Capital and Earnings Per Share

The authorized capital of MFC consists of:

■	an unlimited number of common shares without nominal or par value; and
■	an unlimited number of Class A, Class B and Class 1 preferred shares without nominal or par value, issuable in series.

(a)	Preferred shares

The changes in issued and outstanding preferred shares are as follows.

	2014		2013
For the years ended December 31,	Number of shares (in millions)	Amount	Number of shares (in millions)	Amount
Balance, January 1	110	$2,693	102	$2,497
Issued, Class 1 shares, Series 13	–	–	8	200
Issued, Class 1 shares, Series 15	8	200	–	–
Issued, Class 1 shares, Series 17	14	350	–	–
Issued, Class 1 shares, Series 19	10	250	–	–
Redeemed, Class A shares, Series 4(1)	(18)	(450)	–	–
Redeemed, Class 1 shares, Series 1(2)	(14)	(350)	–	–
Par redemption value in excess of carrying value for preferred shares redeemed	–	16	–	–
Issuance costs, net of tax	–	(16)	–	(4)
Balance, December 31	110	$2,693	110	$2,693

(1)	On June 19, 2014, MFC redeemed in full the $450 of Class A Shares Series 4 at par.
(2)	On September 19, 2014, MFC redeemed in full the $350 of Class 1 Shares Series 1 at par.

Further information on the preferred shares outstanding is as follows.

As at December 31, 2014	Issue date	Annual dividend rate	Earliest redemption date(1)	Number of shares (in millions)	Face amount	Net amount(2)
Class A preferred shares
Series 2	February 18, 2005	4.65%	n/a	14	$350	$344
Series 3	January 3, 2006	4.50%	March 19, 2015	12	300	294
Class 1 preferred shares
Series 3(3),(4)	March 11, 2011	4.20%	June 19, 2016	8	200	196
Series 5(3),(4)	December 6, 2011	4.40%	December 19, 2016	8	200	195
Series 7(3),(4)	February 22, 2012	4.60%	March 19, 2017	10	250	244
Series 9(3),(4)	May 24, 2012	4.40%	September 19, 2017	10	250	244
Series 11(3),(4)	December 4, 2012	4.00%	March 19, 2018	8	200	196
Series 13(3),(4)	June 21, 2013	3.80%	September 19, 2018	8	200	196
Series 15(3),(4),(5)	February 25, 2014	3.90%	June 19, 2019	8	200	195
Series 17(3),(4),(6)	August 15, 2014	3.90%	December 19, 2019	14	350	343
Series 19(3),(4),(7)	December 3, 2014	3.80%	March 19, 2020	10	250	246
Total				110	$2,750	$2,693

(1)

Redemption of all preferred shares is subject to regulatory approval. With the exception of Class A Series 2 and Series 3 preferred shares, MFC may redeem each series in whole or in part at par, on the earliest redemption date or every five years thereafter. Class A Series 2 and Series 3 may be redeemed on or after the earliest redemption date in whole or in part for cash at declining premiums that range from $1.00 to nil per share.

(2)	Net of after-tax issuance costs.
(3)

For all Class 1 preferred shares, on the earliest redemption date and every five-years thereafter, the annual dividend rate will be reset to the five year Government of Canada bond yield plus a yield specified for each series. The specified yield for Class 1 shares is: Series 3 – 1.41%, Series 5 – 2.90%, Series 7 – 3.13%, Series 9 – 2.86%, Series 11 – 2.61%, Series 13 – 2.22%, Series 15 – 2.16%, Series 17 – 2.36% and Series 19 – 2.30%.

(4)

On the earliest date and every five years thereafter, Class 1 preferred shares are convertible at the option of the holder into a new series that is one number higher than their existing series, and the holders are entitled to non-cumulative preferential cash dividends, payable quarterly if and when declared by the Board of Directors, at a rate equal to the three-month Government of Canada treasury bill yield plus the rate specified in footnote 3 above.

(5)	On February 25, 2014, MFC issued eight million of Class 1 Shares Series 15 at a price of $25 per share for an aggregate amount of $200.
(6)	On August 15, 2014, MFC issued 14 million of Class 1 Shares Series 17 at a price of $25 per share for an aggregate amount of $350.
(7)	On December 3, 2014, MFC issued 10 million of Class 1 Shares Series 19 at a price of $25 per share for an aggregate amount of $250.

54	Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements

(b)	Common shares

The changes in common shares issued and outstanding are as follows.

	2014		2013
For the years ended December 31,	Number of shares (in millions)	Amount	Number of shares (in millions)	Amount
Common shares
Balance, January 1	1,848	$20,234	1,828	$19,886
Issued on exercise of stock options and deferred share units	3	43	1	17
Issued under dividend reinvestment and share purchase plans	13	279	19	331
Total	1,864	$20,556	1,848	$20,234

(c)	Earnings per share

The following table presents basic and diluted earnings per share of the Company.

For the years ended December 31,	2014	2013
Basic earnings per common share(1)	$1.82	$1.63
Diluted earnings per common share(1)	1.80	1.62

(1)

As at December 31, 2014, the subscription receipts were not included in the calculation of basic or diluted earnings per share as the conditions required to exchange the receipts to common shares were not met until January 30, 2015. Refer to note 13 for further details.

The following is a reconciliation of the denominator (number of shares) in the calculation of basic and diluted earnings per share.

For the years ended December 31,	2014	2013
Weighted average number of common shares (in millions)	$1,857	$1,836
Dilutive stock-based awards(1) (in millions)	7	4
Dilutive convertible instruments(2) (in millions)	17	22
Weighted average number of diluted common shares (in millions)	$1,881	$1,862

(1)

The dilutive effect of stock-based awards was calculated using the treasury stock method. This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the year. Excluded from the calculation was an average of 31 million (2013 – 34 million) anti-dilutive stock-based awards.

(2)	The holders of the convertible preferred shares have the right to redeem those instruments for MFC shares prior to the conversion date.

(d)	Quarterly dividend

On February 12, 2015, the Company’s Board of Directors approved a quarterly dividend of $0.155 per share on the common shares of MFC, payable on or after March 19, 2015 to shareholders of record at the close of business on February 25, 2015.

The Board also declared dividends on the following non-cumulative preferred shares, payable on or after March 19, 2015 to shareholders of record at the close of business on February 25, 2015.

Class A Shares Series 1 – $0.25625 per share	Class 1 Shares Series 9 – $0.275 per share
Class A Shares Series 2 – $0.29063 per share	Class 1 Shares Series 11 – $0.25 per share
Class A Shares Series 3 – $0.28125 per share	Class 1 Shares Series 13 – $0.2375 per share
Class 1 Shares Series 3 – $0.2625 per share	Class 1 Shares Series 15 – $0.24375 per share
Class 1 Shares Series 5 – $0.275 per share	Class 1 Shares Series 17 – $0.24375 per share
Class 1 Shares Series 7 – $0.2875 per share	Class 1 Shares Series 19 – $0.27589 per share

Note 15 Capital Management

(a)	Capital Management

Manulife Financial seeks to manage its capital with the objectives of:

■	Operating with sufficient capital to be able to honour commitments to its policyholders and creditors with a high degree of confidence;
■

Securing the stability and flexibility to pursue the Company’s business objectives by ensuring best access to capital markets and retaining the ongoing confidence of regulators, policyholders, rating agencies, investors and other creditors; and

■	Optimizing return on capital to meet shareholders expectations subject to constraints and considerations of adequate levels of capital established to meet the first two objectives.

Capital is managed and monitored in accordance with the Capital Management Policy. The Policy is reviewed and approved by the Board of Directors annually and is integrated with the Company’s risk and financial management frameworks. It establishes guidelines regarding the quantity and quality of capital, internal capital mobility, and proactive management of ongoing and future capital requirements.

Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements	55

The capital management framework takes into account the requirements of the Company as a whole as well as the needs of each of the Company’s subsidiaries. The capital adequacy assessment considers expectations of key external stakeholders such as regulators and rating agencies, results of sensitivity testing as well as a comparison to the Company’s peers. The Company sets its internal capital targets above the regulatory requirements, monitors against these internal targets and initiates actions appropriate to achieving its business objectives.

The following measure of consolidated capital serves as the foundation of the Company’s capital management activities at the MFC level.

Consolidated capital

As at December 31,	2014	2013
Total equity	$33,926	$29,033
Less AOCI (loss) on cash flow hedges	(211)	(84)
Total equity less AOCI (loss) on cash flow hedges	$34,137	$29,117
Liabilities for preferred shares and qualifying capital instruments	5,426	4,385
Total capital	$39,563	$33,502

(b)	Restrictions on dividends and capital distributions

Dividends and capital distributions are restricted under the Insurance Company Act (“ICA”). These restrictions apply to both the Company and its primary operating subsidiary MLI. The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing a company does not have adequate capital and adequate and appropriate forms of liquidity or the declaration or the payment of the dividend would cause the company to be in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or of any direction made to the company by the Superintendent. The ICA also requires an insurance company to notify the Superintendent of the declaration of a dividend at least 15 days prior to the date fixed for its payment. Similarly, the ICA prohibits the purchase for cancellation of any shares issued by an insurance company or the redemption of any redeemable shares or other similar capital transactions, if there are reasonable grounds for believing that the company does not have adequate capital and adequate and appropriate forms of liquidity or the payment would cause the company to be in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or any direction made to the company by the Superintendent. These latter transactions would require the prior approval of the Superintendent.

The ICA requires Canadian non-operating insurance companies to maintain, at all times, adequate levels of capital which are assessed by comparing capital available to a risk metric in accordance with Capital Regime for Regulated Insurance Holding Companies and Non-Operating Life Companies, issued by OSFI. OSFI expects holding companies to manage their capital in a manner commensurate with the group risk profile and control environment.

Since the Company is a holding company that conducts all of its operations through regulated insurance subsidiaries (or companies owned directly or indirectly by these subsidiaries), its ability to pay future dividends will depend on the receipt of sufficient funds from its regulated insurance subsidiaries. These subsidiaries are also subject to certain regulatory restrictions under laws in Canada, the United States and certain other countries that may limit their ability to pay dividends or make other upstream distributions.

The Company and MLI have covenanted for the benefit of holders of the outstanding Trust II Notes – Series I (the “Notes”) that, if interest is not paid in full in cash on the Notes on any interest payment date or if MLI elects that holders of Notes invest interest payable on the Notes on any interest payment date in a new series of Manufacturers Life Class 1 Shares, MLI will not declare or pay cash dividends on any MLI Public Preferred Shares (as defined below), if any are outstanding, and if no MLI Public Preferred Shares are outstanding, MFC will not declare or pay cash dividends on its Preferred Shares and Common Shares, in each case, until the sixth month following such deferral date. “MLI Public Preferred Shares” means, at any time, preferred shares of MLI which at that time: (a) have been issued to the public (excluding any preferred shares of MLI held beneficially by affiliates of MLI); (b) are listed on a recognized stock exchange; and (c) have an aggregate liquidation entitlement of at least $200, however, if at any time, there is more than one class of MLI Public Preferred Shares outstanding, then the most senior class or classes of outstanding MLI Public Preferred Shares shall, for all purposes, be the MLI Public Preferred Shares.

Note 16    Stock-Based Compensation

(a)	Stock options plans

Under MFC’s Executive Stock Option Plan (“ESOP”), deferred share units and stock options are granted to selected individuals. Options provide the holder with the right to purchase common shares of MFC at an exercise price equal to the higher of the prior day or prior five-day average closing market price of common shares on the Toronto Stock Exchange on the date the options were granted. The options vest over a period not exceeding four years and expire not more than 10 years from the grant date. A total of 73,600,000 common shares have been reserved for issuance under the ESOP.

56	Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements

	2014		2013
Options outstanding For the years ended December 31,	Number of options (in millions)	Weighted average exercise price	Number of options (in millions)	Weighted average exercise price
Outstanding, January 1	32	$21.14	32	$21.93
Granted	3	21.20	4	15.52
Exercised	(2)	16.49	(1)	15.21
Expired	(2)	28.06	(2)	20.09
Forfeited	(1)	26.33	(1)	28.72
Outstanding, December 31	30	$20.82	32	$21.14
Exercisable, December 31	21	$22.67	21	$24.27

	Options outstanding			Options exercisable
For the year ended December 31, 2014	Number of options (in millions)	Weighted average exercise price	Weighted average remaining contractual life (in years)	Number of options (in millions)	Weighted average exercise price	Weighted average remaining contractual life (in years)
$11.08 – $20.99	20	$16.10	5.73	14	$16.74	5.05
$21.00 – $29.99	5	$23.55	5.98	2	$27.02	1.28
$30.00 – $40.38	5	$38.26	2.03	5	$38.26	2.03
Total	30	$20.82	5.19	21	$22.67	3.99

The weighted average fair value of each option granted in 2014 has been estimated at $4.83 (2013 – $3.24) using the Black-Scholes option-pricing model. The pricing model uses the following assumptions for these options: risk-free interest rate of 2.00% (2013 – 1.25%), dividend yield of 3.00% (2013 – 3.70%), expected volatility of 30.0% (2013 – 32.0%) and expected life of 6.7 (2013 – 6.7) years. Expected volatility is estimated by evaluating a number of factors including historical volatility of the share price over multi-year periods.

(b)	Deferred share units plans

In 2000, MFC granted deferred share units (“DSUs”) to certain employees under the ESOP. These DSUs vest over a three-year period and each DSU entitles the holder to receive one common share on retirement or termination of employment. When dividends are paid on common shares, holders of DSUs are deemed to receive dividends at the same rate, payable in the form of additional DSUs. The number of DSUs outstanding was 838,000 as at December 31, 2014 (2013 – 1,322,000).

In addition, for certain employees and pursuant to the Company’s deferred compensation program, MFC grants DSUs under the ESOP which entitle the holder to receive payment in cash equal to the value of the same number of common shares plus credited dividends on retirement or termination of employment. In 2014, the Company granted 101,000 DSUs (2013 – nil) to certain employees which vest after five years. In 2014, 34,000 DSUs (2013 – 86,000) were granted to certain employees who elected to defer receipt of all or part of their annual bonus. These DSUs vested immediately. Also, in 2014, 126,000 DSUs (2013 – 52,000) were granted to certain employees to defer payment of all or part of their Restricted Share Units (“RSUs”) and/or Performance Share Units (“PSUs”). These DSUs also vested immediately.

The fair values of the 354,000 DSUs issued in the year were $22.18 per unit, as at December 31, 2014 (253,000 issued at $20.96 per unit on December 31, 2013).

Under the Stock Plan for Non-Employee Directors, each eligible director may elect to receive his or her annual director’s retainer and fees in DSUs or common shares in lieu of cash. Upon termination of Board service, an eligible director who has elected to receive DSUs will be entitled to receive cash equal to the value of the DSUs accumulated in his or her account, or at his or her direction, an equivalent number of common shares. A total of one million common shares have been reserved for issuance under this plan.

For the years ended December 31,
Number of DSUs (in thousands)	2014	2013
Outstanding, January 1	2,780	2,715
Issued	354	253
Reinvested	63	83
Redeemed	(865)	(271)
Outstanding, December 31	2,332	2,780

Of the DSUs outstanding as at December 31, 2014, 837,000 (2013 – 1,322,000) entitle the holder to receive common shares, 858,000 (2013 – 723,000) entitle the holder to receive payment in cash and 637,000 (2013 – 735,000) entitle the holder to receive payment in cash or common shares, at the option of the holder.

Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements	57

(c)	Restricted share units and performance share units plans

For the year ended December 31, 2014, 4.5 million RSUs (2013 – 6.1 million) and 0.7 million PSUs (2013 – 0.9 million) were granted to certain eligible employees under MFC’s Restricted Share Unit Plan. The fair values of the RSUs and PSUs granted in the year were $22.18 per unit as at December 31, 2014 (2013 – $20.96 per unit). Each RSU/PSU entitles the recipient to receive payment equal to the market value of one common share, plus credited dividends, at the time of vesting, subject to any performance conditions.

RSUs and PSUs granted in February 2014 vest on the date that is 34 months from the grant date (December 15, 2016), and the related compensation expense is recognized over this period, except where the employee is eligible to retire prior to a vesting date, in which case the cost is recognized over the period between the grant date and the date on which the employee is eligible to retire. Compensation expense related to RSUs and PSUs was $78 and $16, respectively, for the year ended December 31, 2014 (2013 – $72 and $11, respectively).

The carrying amount of the liability relating to the RSU and PSU as at December 31, 2014 is $188 (2013 – $184) and is included within other liabilities.

Compensation expenses related to stock options was $14 for the year ended December 31, 2014 (2013 – $15).

Compensation expenses related to DSUs was $2 for the year ended December 31, 2014 (2013 – nil).

(d)	Global share ownership plan

MFC’s Global Share Ownership Plan (“GSOP”) allows qualifying employees to choose to apply up to five per cent of their annual base earnings toward the purchase of common shares. The Company matches a percentage of the employee’s eligible contributions up to a maximum amount. The Company’s contributions vest immediately. All contributions are used to purchase common shares in the open market.

Note 17 Employee Future Benefits

The Company maintains pension plans, both defined contribution and defined benefit, and other post-employment plans for eligible employees and agents. These plans include broad-based pension plans for employees that are typically funded, as well as supplemental non-registered (non-qualified) pension plans for executives, retiree welfare plans and disability welfare plans that are typically not funded.

The Company has long been aware of the financial exposure associated with traditional defined benefit pension plans (i.e. final average pay plans and annuitized cash balance accounts) and retiree welfare plans. As such, the Company has been closing these plans to new members and, in the case of pension plans, has been replacing them with capital accumulation-type retirement plans. Capital accumulation plans include defined benefit cash balance plans, 401(k) plans and defined contribution plans under which the Company’s approach is to allocate a fixed percentage of each employee’s eligible earnings taking median market practice into account. To the extent that pension benefits delivered through registered or tax qualified pension plans limit the benefit that would otherwise be provided to executives, the Company may sponsor supplemental arrangements, which are for the most part unfunded.

(a)	Plan characteristics

Most of the Company’s traditional defined benefit pension plans and retiree welfare plans are closed. New employees join cash balance or defined contribution pension programs, depending on the geography of employment, and are not eligible to participate in the retiree welfare plans. Reflecting the shift away from traditional defined benefit pension plans to capital accumulation plans, less than 2% of plan members continue to accrue final average pay benefits. Traditional defined benefit pension obligations comprise less than 50% of the Company’s global pension obligations, with the bulk of these obligations being in respect of inactive and retired members who no longer accrue defined benefit pensions but have not yet been paid their entire pension entitlements.

All pension arrangements are governed by local pension committees or management but significant plan changes require approval from the Company’s Board of Directors.

The Company’s funding policy for defined benefit pension plans is to make at least the minimum annual contributions required by regulations in the countries in which the plans are offered. Assumptions and methods prescribed for regulatory funding purposes typically differ from those used for accounting purposes. The Company measures its defined benefit obligations and fair value of plan assets for accounting purposes as at December 31 each year.

The Company has defined benefit pension and/or retiree welfare plan obligations in the U.S., Canada, Japan, U.K. and Taiwan. There are also disability welfare plans in Canada and the U.S.

The largest of these pension and retiree welfare plans are the main defined benefit plans for employees in the U.S. and Canada. These are considered to be the material plans that are the subject and focus of the disclosures in the balance of this note.

U.S. defined benefit and retiree welfare plans

The Company operates a qualified cash balance plan that is open to new members, a non-qualified cash balance plan, under which benefit accruals ceased as of December 31, 2011, and a retiree welfare plan that was closed in 2005.

58	Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements

Actuarial valuations to determine the Company’s minimum funding contributions for the qualified cash balance plan are required annually. Deficits revealed in the funding valuations must generally be funded over a period of up to seven years. It is expected that there will be no required funding for this plan in 2015. There are no plan assets set aside for the non-qualified cash balance plan; these benefits are to be funded as they come due.

The retiree welfare plan subsidizes the cost of life insurance and medical benefits for eligible retirees. The majority of those who retired after 1991 receive a fixed-dollar subsidy from the Company based on service. Employees who did not meet certain age and service criteria in 2002 generally receive access to the plan upon retirement but pay the full cost. The plan was closed to all employees hired after 2004. While assets have been set aside in a qualified trust to pay a portion of future retiree welfare benefits, this funding is optional. Retiree welfare benefits offered under the plan coordinate with the U.S. Medicare program to make optimal use of available federal financial support.

The qualified pension and retiree welfare plans are governed by the U.S. Benefits Committee, while the non-qualified pension plan is governed by the U.S. Non-qualified Plans Subcommittee.

Canadian defined benefit and retiree welfare plans

The Company’s defined benefit plans in Canada include a registered final average pay pension plan, a non-registered supplemental final average pay pension arrangement and a retiree welfare plan that was closed to new members in 2005. While both pension programs have been closed to new members since 1998, there remain 367 members under the registered plan who continue to accrue final average pay pensions.

Actuarial valuations to determine the Company’s minimum funding contributions for the registered plan are required at least once every three years. Deficits revealed in the funding valuation must generally be funded over a period of up to five years. For 2015, the required funding for this plan is expected to be $34. The supplemental non-registered pension plan is not funded; these benefits are to be funded as they come due.

The retiree welfare plan subsidizes the cost of life insurance, medical and dental benefits for eligible retirees. In 2013, the Company subsidies were changed to a fixed dollar amount for those who retire after April 30, 2013 and will be eliminated for those who retire after 2019. There are no assets set aside for the retiree welfare plan.

The registered pension plan is governed by the Canadian Pension Committee, while the supplemental non-registered arrangement is governed by the Board of Directors. The retiree welfare plan is governed by management.

(b)	Risks

In final average pay pension plans and retiree welfare plans, the Company generally bears the material risks which include interest rate, investment, longevity and health care cost inflation risks. In defined contribution plans, these risks are typically borne by the employee. In cash balance plans, the interest rate, investment (where applicable) and longevity risks are partially transferred to the employee.

Material sources of risk to the Company for all plans include:

– A decline in discount rates that increases the defined benefit obligations by more than the change in value of plan assets;

– Lower than expected rates of mortality; and

– For retiree welfare plans, higher than expected health care costs.

Historically, the Company has managed risks through plan design and eligibility changes which limit the size and growth of the defined benefit obligations. For funded plans, investment risks are managed through strategies aimed at improving the alignment between movements in the invested assets and movements in the obligations.

In the U.S., delegated committee representatives and management review the financial status of the qualified defined benefit pension plan at least monthly, and steps are taken in accordance with an established dynamic investment policy to reduce the risk in the plan as the funded status improves. As at December 31, 2014, the target asset allocation for the plan was 35% return-seeking assets and 65% liability-hedging assets.

In Canada, internal committees and management review the financial status of the registered defined benefit pension plan on at least a quarterly basis. As at December 31, 2014, the target asset allocation for the plan was 26% return-seeking assets and 74% liability-hedging assets with an ultimate target of 20% return-seeking assets and 80% liability-hedging assets by 2017.

Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements	59

(c)	Pension and retiree welfare plans

	Pension Plans		Retiree welfare plans
For the years ended December 31,	2014	2013	2014	2013
Changes in defined benefit obligation:
Ending balance prior year	$3,567	$3,596	$600	$603
Current service cost	32	32	1	2
Past service cost	–	8	–	3
Interest cost	167	141	27	24
Plan participants’ contributions	–	1	4	4
Actuarial losses (gains) due to:
Experience	19	8	(26)	4
Demographic assumption changes	36	164	(8)	25
Economic assumption changes	292	(285)	56	(46)
Benefits paid	(256)	(274)	(47)	(51)
Impact of changes in foreign exchange rates	232	176	41	32
Defined benefit obligation, December 31	$4,089	$3,567	$648	$600

For the years ended December 31,
Change in plan assets:
Fair value of plan assets, ending balance prior year	$2,990	$2,774	$467	$382
Interest income	141	109	22	15
Employer contributions	77	82	31	38
Plan participants’ contributions	–	1	4	4
Benefits paid	(256)	(274)	(47)	(51)
Administration costs	(4)	(3)	–	–
Actuarial gains	285	161	17	52
Impact of changes in foreign exchange rates	209	140	44	27
Fair value of plan assets, December 31	$3,442	$2,990	$538	$467

(d)	Amounts recognized in the Consolidated Statements of Financial Position

	Pension plans		Retiree welfare plans
As at December 31,	2014	2013	2014	2013
Development of net defined benefit liability
Defined benefit obligation	$4,089	$3,567	$648	$600
Fair value of plan assets(1)	3,442	2,990	538	467
Deficit and net defined benefit liability(2)	$647	$577	$110	$133
Deficit is comprised of:
Funded or partially funded plans	$(156)	$(136)	$(29)	$(5)
Unfunded plans(1)	803	713	139	138
Deficit and net defined benefit liability	$647	$577	$110	$133

(1)

The fair value of plan assets does not include the rabbi trust assets that support the non-qualified U.S. retirement plan obligations for certain executives and retired executives, in respect of service prior to May 1, 2007. In the event of insolvency of the Company, the rabbi trust assets can be used to satisfy claims of general creditors. As at December 31, 2014, assets in the rabbi trust with respect to these defined benefit obligations were $366 (2013 – $347) compared to the defined benefit obligations under the merged plan of $402 (2013 – $351).

(2)

No reconciliation has been provided for the effect of the asset limit since there was no effect in either year. For the funded pension plans, the present value of the economic benefits available in the form of reductions in future contributions to the plans is significantly greater than the surplus that would be expected to develop.

(e)	Disaggregation of defined benefit obligation

	U.S. Plans				Canadian Plans
	Pension plans		Retiree welfare plans		Pension plans		Retiree welfare plans
As at December 31,	2014	2013	2014	2013	2014	2013	2014	2013
Active members	$636	$615	$34	$39	$193	$261	$24	$48
Inactive and retired members	2,367	1,969	475	423	893	722	115	90
Total	$3,003	$2,584	$509	$462	$1,086	$983	$139	$138

60	Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements

(f)	Fair value measurements

The major categories of plan assets and the actual per cent allocation to each category are as follows.

	U.S. Plans(1)				Canadian Plans(2)
	Pension plans		Retiree welfare plans		Pension plans		Retiree welfare plans
As at December 31, 2014	Fair value	% of total	Fair value	% of total	Fair value	% of total	Fair value	% of total
Cash and cash equivalents	$31	1%	$7	1%	$–	–	$–	–
Equity securities(3)	752	28%	251	47%	206	28%	–	–
Debt securities	1,744	64%	274	51%	523	71%	–	–
Other investments(4)	179	7%	6	1%	7	1%	–	–
Total	$2,706	100%	$538	100%	$736	100%	$–	–

As at December 31, 2013
Cash and cash equivalents	$25	1%	$10	2%	$–	–	$–	–
Equity securities(3)	813	35%	254	54%	199	30%	–	–
Debt securities	1,318	57%	198	43%	457	69%	–	–
Other investments(4)	171	7%	5	1%	7	1%	–	–
Total	$2,327	100%	$467	100%	$663	100%	$–	–

(1)

All of the U.S. pension and retiree welfare plan assets have daily quoted prices in active markets, except for the private equity, timber and agriculture assets. In the aggregate, the latter assets represent approximately 6% and 6% of all U.S. pension and retiree welfare plan assets as at December 31, 2014 and 2013, respectively.

(2)	All of the Canadian pension plan assets have daily quoted prices in active markets.
(3)	Equity securities include direct investments in MFC common shares of $1.1 (2013 – $1.0) in the U.S. retiree welfare plan and nil (2013 – nil) in Canada.
(4)	Other U.S. plan assets include investment in private equity, timberland and agriculture.

(g)	Net benefit cost recognized in the Consolidated Statements of Income

Components of the net benefit cost for the pension plans and retiree welfare plans were as follows.

	Pension plans		Retiree welfare plans
For the years ended December 31,	2014	2013	2014	2013
Defined benefit current service cost	$32	$32	$1	$2
Defined benefit administrative expenses	4	3	–	–
Past service cost – plan amendments(1)	–	–	–	3
Past service cost – curtailments(2)	–	8	–	–
Service cost	$36	$43	$1	$5
Interest on net defined benefit (asset) liability	26	32	5	9
Defined benefit cost	$62	$75	$6	$14
Defined contribution cost	55	52	–	–
Net benefit cost	$117	$127	$6	$14

(1)

2013 past service cost of $3 relates to a one month deferral of the effective date of the planned changes to the Canadian retiree welfare benefits for employees affected by the organizational design initiative.

(2)	2013 past service cost of $8 relates to the payment of pension benefits earlier than previously expected to employees affected by the organizational design initiative.

(h)	Re-measurement effects recognized in Other Comprehensive Income

	Pension plans		Retiree welfare plans
For the years ended December 31,	2014	2013	2014	2013
Actuarial (gains) losses on defined benefit obligations:
Experience	$19	$8	$(26)	$4
Demographic assumption changes	36	164	(8)	25
Economic assumption changes	292	(285)	56	(46)
Return on plan assets (greater) less than discount rate	(285)	(161)	(17)	(52)
Total re-measurement effects	$62	$(274)	$5	$(69)

Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements	61

(i)	Assumptions

The key assumptions used by the Company to determine the defined benefit obligation and net benefit cost for defined benefit pension plans and retiree welfare plans were as follows.

	U.S. Plans				Canadian Plans
	Pension plans		Retiree welfare plans		Pension plans		Retiree welfare plans
For the years ended December 31,	2014	2013	2014	2013	2014	2013	2014	2013
To determine the defined benefit obligation at end of year(1);
Discount rate	4.0%	4.7%	3.9%	4.7%	3.9%	4.8%	4.0%	4.9%
Initial health care cost trend rate(2)	n/a	n/a	8.3%	8.5%	n/a	n/a	6.3%	6.5%
To determine the defined benefit cost for the year(1);
Discount rate	4.7%	3.9%	4.7%	3.9%	4.8%	4.2%	4.9%	4.4%
Initial health care cost trend rate(2)	n/a	n/a	8.3%	8.5%	n/a	n/a	6.5%	6.7%

(1)	Inflation and salary increase assumptions are not shown as they do not materially affect obligations and cost.
(2)

The health care cost trend rate used to measure the U.S. based retiree welfare obligation was 8.3% grading to 5.0% for 2028 and years thereafter (2013 – 8.5% grading to 5.0% for 2028) and to measure the net benefit cost was 8.5% grading to 5.0% for 2028 and years thereafter (2013 – 8.5% grading to 5.0% for 2028). In Canada, the rate used to measure the retiree welfare obligation was 6.3% grading to 4.8% for 2026 and years thereafter (2013 – 6.5% grading to 4.8% for 2026) and to measure the net benefit cost was 6.5% grading to 4.8% for 2026 and years thereafter (2013 – 6.7% grading to 4.8% for 2026).

Assumptions regarding the future mortality are based on published statistics and mortality tables. The current life expectancies underlying the values of the obligations in the defined benefit pension and retiree welfare plans are as follows.

As at December 31, 2014	U.S.	Canada
Life expectancy (in years) for those currently age 65
Males	23.2	22.6
Females	24.9	24.5
Life expectancy (in years) at age 65 for those currently age 45
Males	24.7	23.7
Females	26.5	25.5

(j)	Sensitivity of assumptions on obligation

Assumptions used can have a significant effect on the obligations reported for defined benefit pension and retiree welfare plans. The potential impact on the obligations arising from changes in the key assumptions is set out in the following table. The sensitivities assume all other assumptions are held constant. In reality interrelationships with other assumptions may exist.

As at December 31, 2014	Pension plans	Retiree welfare plans
Discount rate:
Impact of a 1% increase	$(385)	$(65)
Impact of a 1% decrease	457	79
Health care cost trend rate:
Impact of a 1% increase	n/a	26
Impact of a 1% decrease	n/a	(23)
Mortality rates(1)
Impact of a 10% decrease	95	14

(1)

If the actuarial estimates of mortality are adjusted in the future to reflect unexpected decreases in mortality, the effect of a 10% decrease in mortality rates at each future age would be an increase in life expectancy at age 65 of 0.9 and 0.9 years for U.S. males and females, respectively, and 0.8 and 0.8 years for Canadian males and females, respectively.

(k)	Maturity profile

The weighted average duration (in years) of the defined benefit obligations is as follows.

	Pension plans		Retiree welfare plans
As at December 31,	2014	2013	2014	2013
U.S. plans	10.0	8.6	9.6	8.8
Canadian plans	11.3	11.6	14.2	14.4

(l)	Cash flows – contributions

Total cash payments for all employee future benefits, comprised of cash contributed by the Company to funded defined benefit pension and retiree welfare plans, cash payments directly to beneficiaries in respect of unfunded pension and retiree welfare plans, and cash contributed to defined contribution pension plans, were as follows.

62	Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements

	Pension plans		Retiree welfare plans
For the years ended December 31,	2014	2013	2014	2013
Defined benefit plans	$77	$82	$31	$38
Defined contribution plans	55	52	–	–
Total	$132	$134	$31	$38

The Company’s best estimate of expected cash payments for employee future benefits for the year ending December 31, 2015 is $103 for defined benefit pension plans, $56 for defined contribution pension plans and $22 for retiree welfare plans.

Note 18    Interests in Structured Entities

In its capacities as an investor and as an investment manager, the Company has relationships with various types of entities designed to generate investment returns and/or fees. The Company also has relationships with entities that are used to facilitate financing for the Company. Some of these entities may have some or all of the following features: control is not readily identified based on voting rights; restricted activities designed to achieve a narrow objective; high amount of leverage; and/or highly structured capital. Such entities are identified as structured entities (individually “SE” or collectively “SEs”).

In assessing the significance of a SE for disclosure purposes, the Company considers the nature of the Company’s relationship with the SEs including whether they are sponsored by the Company (i.e. initially organized and managed by the Company). In addition, the significance of the relationship with the SE to the Company is assessed including consideration of factors such as the Company’s investment in the SE as a percentage of the Company’s total investments, returns from it as a percentage of total net investment income, its size as a percentage of total funds under management and the Company’s exposure to any other risks from its involvement with the SE.

The Company does not provide financial or other support to its SEs, without having a contractual obligation to do so.

The Company does not disclose its interests in Mezzanine Funds and Collateralized Debt Obligations within this note as these interests are not significant.

(a)	Consolidated SEs

Investment SEs

The Company acts as an investment manager of timberlands and timber companies. The Company’s general fund and segregated funds invest in many of them. The Company has control over one timberland company which it manages, Hancock Victoria Plantations Holdings PTY Limited (“HVPH”), based on acquiring majority ownership of voting rights in 2014. HVPH is an SE primarily because the Company’s employees exercise voting rights over it on behalf of other investors. Refer to note 4(a). As at December 31, 2014, the Company’s consolidated timber assets relating to HVPH was $832. HVPH was an unconsolidated SE in 2013. The Company does not provide guarantees to other parties against the risks of loss from HVPH.

Financing SEs

The Company securitizes certain insured and variable rate commercial and residential mortgages and HELOC. This activity is facilitated by consolidated entities that are SEs because their operations are limited to issuing and servicing the Company’s capital. Further information regarding the Company’s mortgage securitization program is included in note 4.

(b)	Unconsolidated SEs

Investment SEs

The table below presents the Company’s investment and maximum exposure to loss from significant unconsolidated investment SEs, some of which are sponsored by the Company. The Company does not provide guarantees to other parties against the risk of loss from these SEs.

	Company’s investment(1)		Company’s maximum exposure to loss(2)
As at December 31,	2014	2013	2014	2013
Leveraged leases(3)	$2,925	$2,629	$2,925	$2,629
Timberland companies(4)	548	588	611	630
Affordable housing companies(5)	244	278	245	279
Total	$3,717	$3,495	$3,781	$3,538

(1)	The Company’s investments in these unconsolidated SEs are included in invested assets and the Company’s returns from them are included in net investment income and other comprehensive income.
(2)

The Company’s maximum exposure to loss from each SE is limited to amounts invested in each, plus unfunded capital commitments, if any. The Company’s investment commitments are disclosed in note 19. The maximum loss is expected to occur only upon the entity’s bankruptcy / liquidation, or as a result of a natural disaster in the case of the timber companies, or foreclosure in the case of affordable housing companies.

(3)

These entities are statutory business trusts which use capital provided by the Company and senior debt provided by other parties to finance the acquisition of assets. These assets are leased to third-party lessees under long-term leases. The Company owns equity capital in these business trusts. The Company does not consolidate any of the trusts that are party to the lease arrangements because the Company does not have decision power over them.

Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements	63

(4)

These entities own and operate timberlands. The Company invests in their equity and debt. The Company’s returns include investment income, investment advisory fees, forestry management fees and performance advisory fees. The Company does not control these entities because it either does not have the power to govern their financial and operating policies or does not have significant variable returns from them, or both.

(5)

These entities own and manage residential and commercial real estate that qualifies for affordable housing and/or historic tax credits. The Company’s investments are in limited partner or investor member units and the Company’s returns include investment income, tax credits and other tax benefits. The Company does not control these entities because the Company does not have power to govern their financial and operating policies.

Financing SEs

The following table presents the Company’s interests and maximum exposure to loss from significant unconsolidated financing SEs.

	Company’s interest(1)
As at December 31,	2014	2013
Manulife Financial (Delaware), L.P.(2)	$1,412	$1,306
Manulife Financial Capital Trust II(3)	1,000	998
John Hancock Global Funding II, Ltd.(4)	357	376
Total	$2,769	$2,680

(1)	The Company’s interests include amounts borrowed from the SEs and the Company’s investment in their subordinate capital, if any, and foreign currency and interest swaps with them, if any.
(2)	This entity is a wholly owned partnership used to facilitate the Company’s financing and group risk management. Refer to notes 11, 12 and 19.
(3)	This entity is an open ended trust that is used to facilitate the Company’s financing. Refer to note 12.
(4)	This entity is a Delaware Trust that is used to facilitate the issuance of medium-term notes. Refer to note 8.

(i)	Other invested assets

The Company has investment relationships with a variety of other entities (“Other Entities”), which result from its direct investment in their debt and/or equity and which have been assessed for control. This category includes, but is not limited to investments in power and infrastructure, oil and gas, private equity, real estate and agriculture, organized as limited partnerships and limited liability companies. These Other Entities are not sponsored by the Company. The Company believes that its relationships with these Other Entities are not individually significant. As such, the Company neither provides summary financial data for these entities nor individually assesses whether they are SEs. The Company’s maximum exposure to losses as a result of its relationships with Other Entities is limited to its investment in them and amounts committed to be invested but not yet funded. The income that the Company generates from these entities is recorded in net investment income and other comprehensive income. The Company does not provide guarantees to other parties against the risk of loss from these Other Entities.

(ii)	Interest in securitized assets

The Company invests in mortgage/asset-backed securities issued by numerous securitization vehicles sponsored by other parties, including private issuers and government sponsored issuers, in order to generate investment returns which are recorded in net investment income. The Company does not own a controlling financial interest in any of the issuers. These securitization vehicles are SEs based on their narrow scope of activities and highly leveraged capital structures. Investments in mortgage/asset-backed securities are reported on the Consolidated Statements of Financial Position as debt securities and private placements, and their fair value and carrying value are disclosed in note 4. The Company’s maximum loss from these investments is limited to amounts invested.

Commercial mortgage-backed securities (“CMBS”) are secured by commercial mortgages and residential mortgage-backed securities (“RMBS”) are secured by residential mortgages. Asset-backed securities (“ABS”) may be secured by various underlying assets including credit card receivables, automobile loans and aviation leases. The mortgage/asset-backed securities that the Company invests in are primarily originated in North America.

The following table outlines the securitized holdings by type and asset quality.

	2014				2013
As at December 31,	CMBS	RMBS	ABS	Total	Total
AAA	$644	$88	$1,554	$2,286	$2,339
AA	23	8	39	70	59
A	58	22	487	567	494
BBB	55	26	152	233	178
BB and below	153	105	25	283	371
Total company exposure	$933	$249	$2,257	$3,439	$3,441

(iii)	Mutual funds

The Company sponsors and may invest in a range of public mutual funds with a broad range of investment styles. As sponsor, the Company organizes mutual funds that implement investment strategies on behalf of future investors. The Company earns fees which are at market rates for providing advisory and administrative services to the mutual funds. The Company does not control its sponsored mutual funds because either the Company does not have power to govern their financial and operating policies, or its returns in the form of fees and ownership interests are not significant, or both. Certain mutual funds are SEs because their decision-making rights are not vested in voting equity interests and their investors are provided with redemption rights.

64	Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements

The Company believes that its relationships with these mutual funds are not individually significant. As such, the Company neither provides summary financial data for these mutual funds nor individually assesses whether they are SEs. The Company’s interest in mutual funds is limited to capital it invests and fees earned, if any. The Company’s investments in mutual funds are recorded as part of its investment in public equities within the Consolidated Statements of Financial Position. For information regarding the Company’s invested assets, refer to note 4. The Company does not provide guarantees to other parties against the risk of loss from these mutual funds.

As sponsor, the Company’s investment in startup capital of mutual funds as at December 31, 2014 was $1,305 (2013 – $1,198). The Company’s retail mutual fund assets under management as at December 31, 2014 were $119,593 (2013 – $91,118).

Note 19    Commitments and Contingencies

(a)	Legal proceedings

The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions naming the Company as a defendant ordinarily involve its activities as a provider of insurance protection and wealth management products, as well as an investment adviser, employer and taxpayer. In addition, government and regulatory bodies in Canada, the United States, Asia and other jurisdictions where the Company conducts business regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company’s compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.

Two class actions against the Company have been certified and are pending in Quebec (on behalf of Quebec residents only) and Ontario (on behalf of investors in Canada other than Quebec). The decisions to grant leave and certification have been of a procedural nature only and there has been no determination on the merits of either claim to date. The actions in Ontario and Quebec are based on allegations that the Company failed to meet its disclosure obligations related to its exposure to market price risk in its segregated funds and variable annuity guaranteed products.

The Company believes that its disclosure satisfied applicable disclosure requirements and intends to vigorously defend itself against any claims based on these allegations. Due to the nature and status of these proceedings, it is not practicable to provide an estimate of the financial effect of these proceedings, an indication of the uncertainties relating to the amount or timing of any outflow, nor the possibility of any reimbursement.

(b)	Investment commitments

In the normal course of business, various investment commitments are outstanding which are not reflected in the Consolidated Financial Statements. There were $5,663 (2013 – $5,070) of outstanding investment commitments as at December 31, 2014, of which $280 (2013 – $348) mature in 30 days, $2,176 (2013 – $1,602) mature in 31 to 365 days and $3,207 (2013 – $3,120) mature after one year.

(c)	Letters of credit

In the normal course of business, third party relationship banks issue letters of credit on the Company’s behalf. The Company’s businesses utilize letters of credit for which third parties are the beneficiaries, as well as for affiliate reinsurance transactions between subsidiaries of MFC. As at December 31, 2014, letters of credit for which third parties are beneficiary, in the amount of $65 (2013 – $73), were outstanding.

(d)	Guarantees

(i)	Guarantees regarding Manulife Finance (Delaware), L.P. (“MFLP”)

MFC has guaranteed the payment of amounts on the $550 senior debentures due on December 15, 2026 and the $650 subordinated debentures due on December 15, 2041 issued by MFLP, a wholly owned unconsolidated partnership.

(ii)	Guarantees regarding The Manufacturers Life Insurance Company

On January 29, 2007, MFC provided a subordinated guarantee of Class A and Class B Shares of MLI and any other class of preferred shares that rank on a parity with Class A Shares or Class B Shares of MLI. For the following subordinated debentures issued by MLI, MFC has provided a subordinated guarantee on the day of issuance: $550 issued on November 18, 2011; $500 issued on February 17, 2012; $200 issued on February 25, 2013; $250 issued on November 29, 2013; $500 issued on February 21, 2014 and $500 issued on December 1, 2014.

Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements	65

The following table sets forth certain condensed consolidating financial information for MFC and MFLP.

For the year ended December 31, 2014	MFC (Guarantor)	MFLP	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidating adjustments	Total consolidated amounts(1)
Total revenue	$418	$77	$53,435	$4,163	$(3,571)	$54,522
Net income (loss) attributed to shareholders	3,501	13	3,657	(354)	(3,316)	3,501

For the year ended December 31, 2013
Total revenue	$244	$84	$18,506	$(487)	$292	$18,639
Net income (loss) attributed to shareholders	3,130	17	3,399	(287)	(3,129)	3,130

As at December 31, 2014
Invested assets	$2,260	$2	$262,406	$4,644	$(2)	$269,310
Total other assets	37,825	1,598	67,422	13,338	(66,619)	53,564
Segregated funds net assets	–	–	256,532	–	–	256,532
Insurance contract liabilities	–	–	229,087	15,526	(15,100)	229,513
Investment contract liabilities	–	–	2,644	–	–	2,644
Segregated funds net liabilities	–	–	256,532	–	–	256,532
Total other liabilities	6,780	1,419	61,009	1,393	(13,810)	56,791

As at December 31, 2013
Invested assets	$28	$2	$228,933	$3,748	$(2)	$232,709
Total other assets	34,072	1,480	51,853	9,603	(55,960)	41,048
Segregated funds net assets	–	–	239,871	–	–	239,871
Insurance contract liabilities	–	–	192,824	11,923	(11,505)	193,242
Investment contract liabilities	–	–	2,524	–	–	2,524
Segregated funds net liabilities	–	–	239,871	–	–	239,871
Total other liabilities	5,577	1,313	52,078	461	(10,471)	48,958

(1)	Since MFLP is not consolidated into the results of MFC consolidated, the results of MFLP have been eliminated in the consolidating adjustments column.

(iii)	Guarantees regarding John Hancock Life Insurance Company (U.S.A.) (“JHUSA”)

Details of guarantees regarding certain securities issued or to be issued by JHUSA are outlined in note 24.

(e)	Pledged assets

In the normal course of business, the Company pledges its assets in respect of liabilities incurred, strictly for the purpose of providing collateral for the counterparty. In the event of the Company’s default, the counterparty is entitled to apply the collateral in order to settle the liability. The pledged assets are returned to the Company if the underlying transaction is terminated or, in the case of derivatives, if the net exposure moves to an asset position due to market value changes.

The amounts pledged were as follows.

	2014		2013
As at December 31,	Debt securities	Other	Debt securities	Other
In respect of:
Derivatives	$2,920	$16	$3,401	$10
Regulatory requirements	401	77	375	64
Real estate	–	54	–	52
Repurchase agreements	480	–	199	–
Non-registered retirement plans in trust	–	385	–	366
Other	2	114	2	70
Total	$3,803	$646	$3,977	$562

(f)	Lease obligations

The Company has a number of operating lease obligations, primarily for the use of office space. The aggregate future minimum lease payments under non-cancelable operating leases are $803 (2013 – $795). Payments by year are included in the “Risk Management and Risk Factors” section of the Company’s 2014 MD&A under Liquidity Risk.

(g)	Participating business

In some territories where the Company maintains participating accounts, there are regulatory restrictions on the amounts of profit that can be transferred to shareholders. Where applicable, these restrictions generally take the form of a fixed percentage of the policyholder dividends. For participating businesses operating as separate “closed blocks”, transfers are governed by the terms of MLI’s and John Hancock Mutual Life Insurance Company’s plans of demutualization.

66	Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements

(h)	Transaction with New York Life

On December 23, 2014, John Hancock Financial entered into an agreement with New York Life under which John Hancock will acquire New York Life’s Retirement Plan Services (“RPS”) business. In addition, New York Life has agreed to assume, on a reinsurance basis, 60 per cent of John Hancock’s in-force participating life insurance closed block, which was written prior to John Hancock’s demutualization in 2000. Subject to the receipt of all necessary approvals and other customary closing conditions, the transaction is anticipated to close in the first half of 2015.

Note 20    Segmented Information

The Company’s reporting segments are Asia, Canadian and U.S. Divisions and the Corporate and Other segment. Each division has profit and loss responsibility and develops products, services and distribution strategies based on the profile of its business and the needs of its market. The significant product and service offerings of each segment are as follows:

Protection (Asia, Canadian and U.S. Divisions). Offers a variety of individual life insurance and individual and group long-term care insurance. Products are distributed through multiple distribution channels, including insurance agents, brokers, banks, financial planners and direct marketing.

Wealth Management (Asia, Canadian and U.S. Divisions). Offers annuities, pension contracts, and mutual fund products and services. These businesses also offer a variety of retirement products to group benefit plans and Manulife Bank offers a variety of deposit and credit products to Canadian customers. Annuity contracts provide non-guaranteed, partially guaranteed and fully guaranteed investment options through general and separate account products. These businesses distribute products through multiple distribution channels, including insurance agents and brokers affiliated with the Company, securities brokerage firms, financial planners, pension plan sponsors, pension plan consultants and banks.

Corporate and Other Segment. Comprised of investment performance on assets backing capital, net of amounts allocated to operating division and financing costs; External asset management business; Property and Casualty (“P&C”) Reinsurance Business; as well as run-off reinsurance operations including variable annuities and accident and health.

Certain allocation methodologies are employed in the preparation of segmented financial information. Indirect expenses are allocated to business segments using allocation formulas applied on a consistent basis, while capital is apportioned to the Company’s business segments using a risk based methodology. The Consolidated Statements of Income impact of changes in actuarial methods and assumptions (refer to note 8) is reported in the Corporate and Other segment.

As at and for the year ended December 31, 2014	Asia Division	Canadian Division	U.S. Division	Corporate and Other	Total
Revenue
Premium income
Life and health insurance	$6,473	$3,325	$5,984	$77	$15,859
Annuities and pensions	802	403	819	–	2,024
Net premium income	$7,275	$3,728	$6,803	$77	$17,883
Net investment income (loss)	3,349	7,434	17,533	(416)	27,900
Other revenue	1,334	2,611	4,531	263	8,739
Total revenue	$11,958	$13,773	$28,867	$(76)	$54,522
Contract benefits and expenses
Life and health insurance	$6,951	$4,984	$14,980	$470	$27,385
Annuities and pensions	1,057	3,673	6,384	–	11,114
Net benefits and claims	$8,008	$8,657	$21,364	$470	$38,499
Interest expense	95	486	80	470	1,131
Other expenses	2,370	3,358	4,417	483	10,628
Total contract benefits and expenses	$10,473	$12,501	$25,861	$1,423	$50,258
Income (loss) before income taxes	$1,485	$1,272	$3,006	$(1,499)	$4,264
Income tax recovery (expense)	(126)	(301)	(859)	615	(671)
Net income (loss)	$1,359	$971	$2,147	$(884)	$3,593
Less net income (loss) attributed to:
Non-controlling interests	56	–	–	15	71
Participating policyholders	56	(32)	–	(3)	21
Net income (loss) attributed to shareholders	$1,247	$1,003	$2,147	$(896)	$3,501
Total assets	$67,733	$146,321	$333,726	$31,626	$579,406

Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements	67

As at and for the year ended December 31, 2013	Asia Division	Canadian Division	U.S. Division	Corporate and Other	Total
Revenue
Premium income
Life and health insurance	$5,769	$3,208	$6,294	$82	$15,353
Annuities and pensions	561	566	1,030	–	2,157
Net premium income	$6,330	$3,774	$7,324	$82	$17,510
Net investment income (loss)	605	(358)	(5,620)	(2,374)	(7,747)
Other revenue	1,963	2,644	4,035	234	8,876
Total revenue	$8,898	$6,060	$5,739	$(2,058)	$18,639
Contract benefits and expenses
Life and health insurance	$4,171	$2,526	$376	$776	$7,849
Annuities and pensions	(346)	(816)	(2,834)	–	(3,996)
Net benefits and claims	$3,825	$1,710	$(2,458)	$776	$3,853
Interest expense	78	460	46	461	1,045
Other expenses	2,105	3,149	4,058	682	9,994
Total contract benefits and expenses	$6,008	$5,319	$1,646	$1,919	$14,892
Income (loss) before income taxes	$2,890	$741	$4,093	$(3,977)	$3,747
Income tax recovery (expense)	(265)	8	(1,185)	861	(581)
Net income (loss)	$2,625	$749	$2,908	$(3,116)	$3,166
Less net income (loss) attributed to:
Non-controlling interests	39	–	–	9	48
Participating policyholders	67	(79)	–	–	(12)
Net income (loss) attributed to shareholders	$2,519	$828	$2,908	$(3,125)	$3,130
Total assets	$60,708	$137,723	$295,394	$19,803	$513,628

The results of the Company’s business segments differ from geographic segmentation primarily as a consequence of segmenting the results of the Company’s Corporate and Other segment into the different geographic segments to which its businesses pertain.

By geographic location For the year ended December 31, 2014	Asia	Canada	U.S.	Other	Total
Revenue
Premium income
Life and health insurance	$6,538	$2,862	$5,987	$472	$15,859
Annuities and pensions	802	403	819	–	2,024
Net premium income	$7,340	$3,265	$6,806	$472	$17,883
Net investment income	3,336	7,547	16,839	178	27,900
Other revenue	1,352	2,512	4,852	23	8,739
Total revenue	$12,028	$13,324	$28,497	$673	$54,522

For the year ended December 31, 2013
Revenue
Premium income
Life and health insurance	$5,828	$2,725	$6,297	$503	$15,353
Annuities and pensions	561	566	1,030	–	2,157
Net premium income	$6,389	$3,291	$7,327	$503	$17,510
Net investment income (loss)	(911)	(311)	(6,536)	11	(7,747)
Other revenue	1,973	2,607	4,268	28	8,876
Total revenue	$7,451	$5,587	$5,059	$542	$18,639

Note 21    Related Parties

(a)	Transactions with related parties

Related party transactions have been in the normal course of business and taken place at terms that would exist in arm’s length transactions.

(b)	Transactions with MFLP

Transactions with MFLP, a wholly owned unconsolidated partnership, are described in note 19.

68	Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements

(c)	Compensation of key management personnel

Key management personnel of the Company are those that have the authority and responsibility for planning, directing and controlling the activities of the Company. Directors (both executive and non-executive) and senior management are considered key personnel. Accordingly, the summary of compensation of key management personnel is as follows.

For the years ended December 31,	2014	2013
Short-term employee benefits	$25	$21
Post-employment benefits	3	2
Share-based payments	30	23
Other long-term benefits	2	2
Total	$60	$48

Note 22    Subsidiaries

The following is a list of the directly and indirectly held major operating subsidiaries of Manulife Financial Corporation.

As at December 31, 2014 (100% owned unless otherwise noted in brackets beside company name)	Address	Description
The Manufacturers Life Insurance Company	Toronto, Canada	Leading Canadian-based financial services company that offers a diverse range of financial protection products and wealth management services
Manulife Holdings (Alberta) Limited	Calgary, Canada	Holding company
John Hancock Financial Corporation	Wilmington, Delaware, U.S.A.	Holding company
The Manufacturers Investment Corporation	Michigan, U.S.A.	Holding company
John Hancock Life Insurance Company (U.S.A.)	Michigan, U.S.A.	U.S. life insurance company licensed in all states, except New York
John Hancock Subsidiaries LLC	Wilmington, Delaware, U.S.A.	Holding company
John Hancock Financial Network, Inc.	Boston, Massachusetts, U.S.A.	Financial services distribution organization
The Berkeley Financial Group, LLC	Boston, Massachusetts, U.S.A.	Holding company
John Hancock Advisers, LLC	Boston, Massachusetts, U.S.A.	Investment advisor
John Hancock Funds, LLC	Boston, Massachusetts, U.S.A.	Broker-dealer
Hancock Natural Resource Group, Inc.	Boston, Massachusetts, U.S.A.	Manager of globally diversified timberland and agricultural portfolios
John Hancock Life Insurance Company of New York	New York, U.S.A.	U.S. life insurance company licensed in New York
John Hancock Investment Management Services, LLC	Boston, Massachusetts, U.S.A.	Investment advisor
John Hancock Life & Health Insurance Company	Boston, Massachusetts, U.S.A.	U.S. life insurance company licensed in all states
John Hancock Distributors LLC	Wilmington, Delaware, U.S.A.	Broker-dealer
John Hancock Insurance Agency, Inc.	Wilmington, Delaware, U.S.A.	Insurance agency

Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements	69

As at December 31, 2014 (100% owned unless otherwise noted in brackets beside company name)	Address	Description
Manulife Reinsurance Limited	Hamilton, Bermuda	Provides life and financial reinsurance to affiliates
Manulife Reinsurance (Bermuda) Limited	Hamilton, Bermuda	Provides life and annuity reinsurance to affiliates
Manulife Bank of Canada	Waterloo, Canada	Provides integrated banking products and service options not available from an insurance company
FNA Financial Inc.	Toronto, Canada	Holding company
Manulife Asset Management Limited	Toronto, Canada	Provides investment counseling, portfolio and mutual fund management in Canada
First North American Insurance Company	Toronto, Canada	Property and casualty insurance company
NAL Resources Management Limited	Calgary, Canada	Management company for oil and gas properties
Manulife Resources Limited	Calgary, Canada	Holds oil and gas properties
Manulife Property Limited Partnership	Toronto, Canada	Holds oil and gas royalties and European equities
Manulife Western Holdings Limited Partnership	Calgary, Canada	Holds oil and gas properties
Manulife Securities Investment Services Inc.	Oakville, Canada	Mutual fund dealer for Canadian operations
Manulife Holdings (Bermuda) Limited	Hamilton, Bermuda	Holding company
Manufacturers P & C Limited	St. Michael, Barbados	Provides property, casualty and financial reinsurance
Manulife Financial Asia Limited	Hong Kong, China	Holding company
Manulife (Cambodia) PLC	Phnom Penh, Cambodia	Life insurance company
Manufacturers Life Reinsurance Limited	St. Michael, Barbados	Provides life and annuity reinsurance to affiliates
Manulife (Vietnam) Limited	Ho Chi Minh City, Vietnam	Life insurance company
Manulife Asset Management (Vietnam) Company Limited	Ho Chi Minh City, Vietnam	Fund management company
Manulife International Holdings Limited	Hong Kong, China	Holding company
Manulife (International) Limited	Hong Kong, China	Life insurance company
Manulife-Sinochem Life Insurance Co. Ltd. (51%)	Shanghai, China	Life insurance company
Manulife Asset Management International Holdings Limited	Hong Kong, China	Holding company
Manulife Asset Management (Hong Kong) Limited	Hong Kong, China	Investment management and advisory company marketing mutual funds
Manulife Asset Management (Taiwan) Co., Ltd.	Taipei, Taiwan	Asset management company
Manulife Life Insurance Company	Tokyo, Japan	Life insurance company
Manulife Asset Management (Japan) Limited	Tokyo, Japan	Investment management and advisory company
Manulife Investments Japan Limited	Tokyo, Japan	Investment management and mutual fund business
Manulife Insurance (Thailand) Public Company Limited (91.5%)(1)	Bangkok, Thailand	Life insurance company

70	Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements

As at December 31, 2014 (100% owned unless otherwise noted in brackets beside company name)	Address	Description
Manulife Asset Management (Thailand) Company Limited (93.2%)(1)	Bangkok, Thailand	Investment management company
Manulife Holdings Berhad (59.5%)	Kuala Lumpur, Malaysia	Holding company
Manulife Insurance Berhad (59.5%)	Kuala Lumpur, Malaysia	Life insurance company
Manulife Asset Management Services Berhad (59.5%)	Kuala Lumpur, Malaysia	Asset management company
Manulife (Singapore) Pte. Ltd.	Singapore	Life insurance company
Manulife Asset Management (Singapore) Pte. Ltd.	Singapore	Asset management company
The Manufacturers Life Insurance Co. (Phils.), Inc.	Makati City, Philippines	Life insurance company
Manulife Chinabank Life Assurance Corporation (60%)	Makati City, Philippines	Life insurance company
PT Asuransi Jiwa Manulife Indonesia	Jakarta, Indonesia	Life insurance company
PT Manulife Asset Manajemen Indonesia	Jakarta, Indonesia	Investment management company marketing mutual funds and discretionary funds
Manulife Asset Management (Europe) Limited	London, England	Investment management company for Manulife Financial’s international funds
EIS Services (Bermuda) Limited	Hamilton, Bermuda	Investment holding company
Berkshire Insurance Services Inc.	Toronto, Canada	Investment holding company
JH Investments (Delaware) LLC	Boston, Massachusetts, U.S.A.	Investment holding company
Manulife Securities Incorporated	Oakville, Canada	Investment dealer
Manulife Asset Management (North America) Limited	Toronto, Canada	Investment advisor
Regional Power Inc.	Mississauga, Canada	Developer and operator of hydro-electric power projects
John Hancock Reassurance Company Ltd.	Hamilton, Bermuda	Provides life, annuity and long-term care reinsurance to affiliates

(1)

MFC voting rights percentages are the same as the ownership percentages except for Manulife Insurance (Thailand) Public Company Limited and Manulife Asset Management (Thailand) Company Limited where MFC’s voting rights are 97.4% and 97.9% respectively.

Note 23    Segregated Funds

The Company manages a number of segregated funds, which generate fee revenue, on behalf of policyholders. Policyholders are provided the opportunity to invest in different categories of segregated funds that respectively hold a range of underlying investments. The Company retains legal title to the underlying investments; however, returns from these investments belong to the policyholders. Accordingly, the Company does not bear the risk associated with these assets outside of guarantees offered on certain variable life and annuity products. The “Risk Management and Risk Factors” section of the Company’s 2014 MD&A provides information regarding variable annuity and segregated fund guarantees.

The composition of net assets by categories of segregated funds was within the following ranges for the years ended December 31, 2014 and 2013.

Ranges in per cent
Type of fund	2014	2013
Money market funds	2 to 3%	2 to 3%
Fixed income funds	12 to 13%	12 to 15%
Balanced funds	27 to 30%	29 to 32%
Equity funds	55 to 58%	50 to 56%

Money market funds consist of investments that have a term of maturity of less than one year. Fixed income funds primarily consist of investments in fixed grade income securities and may contain smaller investments in diversified equities or high-yield bonds. Relative

Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements	71

to fixed income funds, balanced funds consist of fixed income securities and a larger equity investment component. The types of equity funds available to policyholders range from low volatility equity funds to aggressive equity funds. Equity funds invest in a varying mix of Canadian, U.S. and global equities.

The underlying investments of the segregated funds consist of both individual securities and mutual funds (collectively “net assets”), some of which may be considered to be structured entities. The carrying value and change in segregated funds net assets are as follows.

Segregated funds net assets

As at December 31,	2014	2013
Investments at market value
Cash and short-term securities	$2,790	$2,540
Debt securities	7,246	7,472
Equities	7,386	6,615
Mutual funds	236,880	220,936
Other investments	2,695	2,596
Accrued investment income	127	89
Other liabilities, net	(390)	(202)
Total segregated funds net assets	$256,734	$240,046
Composition of segregated funds net assets
Held by policyholders	$256,532	$239,871
Held by the Company (seed money reported in other invested assets)	202	175
Total segregated funds net assets	$256,734	$240,046

The total segregated fund net assets are presented separately on the Consolidated Statements of Financial Position. Refer to note 4(g) for the fair value disclosures.

Changes in segregated funds net assets

For the years ended December 31,	2014	2013
Net policyholder cash flow
Deposits from policyholders	$24,112	$23,059
Net transfers to general fund	(602)	(624)
Payments to policyholders	(35,636)	(30,032)
	$(12,126)	$(7,597)
Investment related
Interest and dividends	$10,743	$8,489
Net realized and unrealized investment gains	6,481	25,720
	$17,224	$34,209
Other
Management and administration fees	$(3,897)	$(3,697)
Sale of Taiwan insurance business	–	(522)
Impact of changes in foreign exchange rates	15,487	8,290
	$11,590	$4,071
Net additions	$16,688	$30,683
Segregated funds net assets, beginning of year	240,046	209,363
Segregated funds net assets, end of year	$256,734	$240,046

The net assets may be exposed to a variety of financial and other risks. These risks are primarily mitigated by investment guidelines that are actively monitored by professional and experienced portfolio advisors. The Company is not exposed to these risks beyond the liabilities related to the guarantees associated with certain variable life and annuity products. Accordingly, the Company’s exposure to loss from segregated fund products is limited to the value of these guarantees.

These guarantee liabilities are recorded within the Company’s insurance contract liabilities. Assets supporting these guarantees are recognized in invested assets according to their investment type. The “Risk Management and Risk Factors” section of the Company’s 2014 MD&A provides information regarding the risks associated with variable annuity and segregated fund guarantees.

Note 24    Information Provided in Connection with Investments in Deferred Annuity Contracts and Signature Notes Issued or Assumed by John Hancock Life Insurance Company (U.S.A.)

The following condensed consolidating financial information, presented in accordance with IFRS, and the related disclosure have been included in these Consolidated Financial Statements with respect to JHUSA in compliance with Regulation S-X and Rule 12h-5 of the United States Securities and Exchange Commission (the “Commission”). These financial statements are incorporated by reference in the registration statements of MFC and its subsidiaries that are described below and which relate to MFC’s guarantee of certain securities to be issued by its subsidiaries.

72	Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements

JHUSA sells deferred annuity contracts that feature a market value adjustment and are registered with the Commission. The deferred annuity contracts contain variable investment options and fixed investment period options. The fixed investment period options enable the participant to invest fixed amounts of money for fixed terms at fixed interest rates, subject to a market value adjustment if the participant desires to terminate a fixed investment period before its maturity date. The annuity contract provides for the market value adjustment to keep the parties whole with respect to the fixed interest bargain for the entire fixed investment period. These fixed investment period options that contain a market value adjustment feature are referred to as “MVAs”.

JHUSA may also sell medium-term notes to retail investors under its SignatureNotes program.

Effective December 31, 2009, John Hancock Variable Life Insurance Company (the “Variable Company”) and John Hancock Life Insurance Company (the “Life Company”) merged with and into JHUSA. In connection with the mergers, JHUSA assumed the Variable Company’s rights and obligations with respect to the MVAs issued by the Variable Company and the Life Company’s rights and obligations with respect to the SignatureNotes issued by the Life Company.

MFC fully and unconditionally guaranteed the payment obligations of JHUSA under the MVAs and of JHUSA under the SignatureNotes (including the MVAs and SignatureNotes assumed by JHUSA in the merger), and such MVAs and the SignatureNotes were registered with the Commission. The SignatureNotes and MVAs assumed or issued by JHUSA are collectively referred to in this note as the “Guaranteed Securities”. JHUSA is, and each of the Variable Company and the Life Company was, a wholly owned subsidiary of MFC.

MFC’s guarantees of the Guaranteed Securities are unsecured obligations of MFC, and are subordinated in right of payment to the prior payment in full of all other obligations of MFC, except for other guarantees or obligations of MFC which by their terms are designated as ranking equally in right of payment with or subordinate to MFC’s guarantees of the Guaranteed Securities.

The laws of the State of New York govern MFC’s guarantees of the SignatureNotes issued or assumed by JHUSA and the laws of the Commonwealth of Massachusetts govern MFC’s guarantees of the MVAs issued or assumed by JHUSA. MFC has consented to the jurisdiction of the courts of New York and Massachusetts. However, because a substantial portion of MFC’s assets are located outside the United States, the assets of MFC located in the United States may not be sufficient to satisfy a judgment given by a federal or state court in the United States to enforce the subordinate guarantees. In general, the federal laws of Canada and the laws of the Province of Ontario, where MFC’s principal executive offices are located, permit an action to be brought in Ontario to enforce such a judgment provided that such judgment is subsisting and unsatisfied for a fixed sum of money and not void or voidable in the United States and a Canadian court will render a judgment against MFC in a certain dollar amount, expressed in Canadian dollars, subject to customary qualifications regarding fraud, violations of public policy, laws limiting the enforcement of creditor’s rights and applicable statutes of limitations on judgments. There is currently no public policy in effect in the Province of Ontario that would support avoiding the recognition and enforcement in Ontario of a judgment of a New York or Massachusetts court on MFC’s guarantees of the SignatureNotes issued or assumed by JHUSA or a Massachusetts court on guarantees of the MVAs issued or assumed by JHUSA.

MFC is a holding company. The assets of MFC consist primarily of the outstanding capital stock of its subsidiaries and investments in other international subsidiaries. MFC’s cash flows primarily consist of dividends and interest payments from its operating subsidiaries, offset by expenses and shareholder dividends and stock repurchases for MFC. As a holding company, MFC’s ability to meet its cash requirements, including, but not limited to, paying any amounts due under its guarantees, substantially depends upon dividends from its operating subsidiaries.

These subsidiaries are subject to certain regulatory restrictions under laws in Canada, the United States and certain other countries, which may limit their ability to pay dividends or make contributions or loans to MFC. For example, some of MFC’s subsidiaries are subject to restrictions prescribed by the ICA on their ability to declare and pay dividends. The restrictions related to dividends imposed by the ICA are described in note 15.

In the United States, insurance laws in Michigan, New York, Massachusetts and Vermont, the jurisdictions in which certain U.S. insurance company subsidiaries of MFC are domiciled, impose general limitations on the payment of dividends and other upstream distributions or loans by these insurance subsidiaries. These limitations are described in note 15.

In Asia, the insurance laws of the jurisdictions in which MFC operates either provide for specific restrictions on the payment of dividends or other distributions or loans by subsidiaries or impose solvency or other financial tests, which could affect the ability of subsidiaries to pay dividends in certain circumstances.

There can be no assurance that any current or future regulatory restrictions in Canada, the United States or Asia will not impair MFC’s ability to meet its cash requirements, including, but not limited to, paying any amounts due under its guarantee.

The following condensed consolidating financial information, presented in accordance with IFRS, reflects the effects of the mergers and is provided in compliance with Regulation S-X and in accordance with Rule 12h-5 of the Commission.

Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements	73

Condensed Consolidating Statement of Financial Position

As at December 31, 2014	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Invested assets	$2,260	$104,295	$163,115	$(360)	$269,310
Investments in unconsolidated subsidiaries	37,545	5,570	15,013	(58,128)	–
Reinsurance assets	–	34,001	6,062	(21,538)	18,525
Other assets	280	28,251	31,062	(24,554)	35,039
Segregated funds net assets	–	160,789	97,204	(1,461)	256,532
Total assets	$40,085	$332,906	$312,456	$(106,041)	$579,406

Liabilities and equity
Insurance contract liabilities	$–	$127,358	$124,406	$(22,251)	$229,513
Investment contract liabilities and deposits	–	1,494	1,155	(5)	2,644
Other liabilities	495	27,080	40,950	(23,265)	45,260
Long-term debt	3,720	–	247	(82)	3,885
Liabilities for preferred shares and capital instruments	344	1,173	4,652	(743)	5,426
Liabilities for subscription receipts	2,220	–	–	–	2,220
Segregated funds net liabilities	–	160,789	97,204	(1,461)	256,532
Shareholders’ equity	33,306	15,012	43,223	(58,235)	33,306
Participating policyholders’ equity	–	–	156	–	156
Non-controlling interests	–	–	463	1	464
Total liabilities and equity	$40,085	$332,906	$312,456	$(106,041)	$579,406

Condensed Consolidating Statement of Financial Position

As at December 31, 2013	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Invested assets	$28	$89,552	$143,184	$(55)	$232,709
Investments in unconsolidated subsidiaries	33,831	4,561	13,269	(51,661)	–
Reinsurance assets	–	25,891	6,454	(14,902)	17,443
Other assets	241	19,258	23,498	(19,392)	23,605
Segregated funds net assets	–	150,448	90,812	(1,389)	239,871
Total assets	$34,100	$289,710	$277,217	$(87,399)	$513,628

Liabilities and equity
Insurance contract liabilities	$–	$103,945	$104,847	$(15,550)	$193,242
Investment contract liabilities and deposits	–	1,444	1,085	(5)	2,524
Other liabilities	623	19,561	37,925	(18,311)	39,798
Long-term debt	4,610	–	15	150	4,775
Liabilities for preferred shares and capital instruments	344	1,077	3,645	(681)	4,385
Segregated funds net liabilities	–	150,448	90,812	(1,389)	239,871
Shareholders’ equity	28,523	13,235	38,379	(51,614)	28,523
Participating policyholders’ equity	–	–	134	–	134
Non-controlling interests	–	–	375	1	376
Total liabilities and equity	$34,100	$289,710	$277,217	$(87,399)	$513,628

74	Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements

Condensed Consolidating Statement of Income

For the year ended December 31, 2014	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Revenue
Net premium income	$–	$4,971	$12,912	$–	$17,883
Net investment income (loss)	422	14,107	14,484	(1,113)	27,900
Net other revenue	(4)	2,228	13,010	(6,495)	8,739
Total revenue	$418	$21,306	$40,406	$(7,608)	$54,522
Contract benefits and expenses
Net benefits and claims	$–	$17,852	$25,349	$(4,702)	$38,499
Commissions, investment and general expenses	10	2,803	9,345	(1,817)	10,341
Other expenses	263	272	1,972	(1,089)	1,418
Total contract benefits and expenses	$273	$20,927	$36,666	$(7,608)	$50,258
Income before income taxes	$145	$379	$3,740	$–	$4,264
Income tax (expense) recovery	(43)	143	(771)	–	(671)
Income after income taxes	$102	$522	$2,969	$–	$3,593
Equity in net income (loss) of unconsolidated subsidiaries	3,399	603	1,125	(5,127)	–
Net income (loss)	$3,501	$1,125	$4,094	$(5,127)	$3,593
Net income (loss) attributed to:
Non-controlling interests	$–	$–	$71	$–	$71
Participating policyholders	–	(67)	21	67	21
Shareholders	3,501	1,192	4,002	(5,194)	3,501
	$3,501	$1,125	$4,094	$(5,127)	$3,593

Condensed Consolidating Statement of Income

For the year ended December 31, 2013	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Revenue
Net premium income	$–	$5,054	$12,322	$134	$17,510
Net investment income (loss)	250	(5,220)	(1,507)	(1,270)	(7,747)
Net other revenue	(6)	1,529	4,956	2,397	8,876
Total revenue	$244	$1,363	$15,771	$1,261	$18,639
Contract benefits and expenses
Net benefits and claims	$–	$(2,692)	$2,728	$3,817	$3,853
Commissions, investment and general expenses	22	2,773	8,153	(1,265)	9,683
Other expenses	280	212	2,155	(1,291)	1,356
Total contract benefits and expenses	$302	$293	$13,036	$1,261	$14,892
Income (loss) before income taxes	$(58)	$1,070	$2,735	$–	$3,747
Income tax (expense) recovery	12	(206)	(387)	–	(581)
Income (loss) after income taxes	$(46)	$864	$2,348	$–	$3,166
Equity in net income (loss) of unconsolidated subsidiaries	3,176	454	1,318	(4,948)	–
Net income (loss)	$3,130	$1,318	$3,666	$(4,948)	$3,166
Net income (loss) attributed to:
Non-controlling interests	$–	$–	$49	$(1)	$48
Participating policyholders	–	(9)	(14)	11	(12)
Shareholders	3,130	1,327	3,631	(4,958)	3,130
	$3,130	$1,318	$3,666	$(4,948)	$3,166

Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements	75

Consolidating Statement of Cash Flows

For the year ended December 31, 2014	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$3,501	$1,125	$4,094	$(5,127)	$3,593
Adjustments:
Equity in net income of unconsolidated subsidiaries	(3,399)	(603)	(1,125)	5,127	–
Increase in insurance contract liabilities	–	13,102	11,083	–	24,185
Increase in investment contract liabilities	–	53	12	–	65
(Increase) decrease in reinsurance assets	–	(5,461)	5,967	–	506
Amortization of (premium) discount on invested assets	–	4	(5)	–	(1)
Other amortization	3	99	360	–	462
Net realized and unrealized (gains) losses and impairments on assets	(56)	(9,497)	(7,759)	–	(17,312)
Deferred income tax expense (recovery)	38	710	(650)	–	98
Stock option expense	–	(2)	16	–	14
Adjusted net income (loss)	$87	$(470)	$11,993	$–	$11,610
Dividends from unconsolidated subsidiary	2,400	–	571	(2,971)	–
Changes in policy related and operating receivables and payables	113	2,969	(3,886)	–	(804)
Cash provided by (used in) operating activities	$2,600	$2,499	$8,678	$(2,971)	$10,806
Investing activities
Purchases and mortgage advances	$–	$(26,085)	$(36,669)	$–	$(62,754)
Disposals and repayments	–	26,157	32,714	–	58,871
Changes in investment broker net receivables and payables	–	(54)	70	–	16
Investment in common shares of subsidiaries	(246)	–	–	246	–
Net cash decrease from sale and purchase of subsidiaries and businesses	–	–	(199)	–	(199)
Capital contribution to unconsolidated subsidiaries	(361)	(40)	–	401	–
Return of capital from unconsolidated subsidiaries	–	79	–	(79)	–
Notes receivable from parent	–	–	171	(171)	–
Notes receivable from subsidiaries	73	3	–	(76)	–
Cash provided by (used in) investing activities	$(534)	$60	$(3,913)	$321	$(4,066)
Financing activities
Increase in repurchase agreements and securities sold but not yet purchased	$–	$–	$273	$–	$273
Repayment of long-term debt	(1,000)	–	–	–	(1,000)
Issue of capital instruments, net	–	–	995	–	995
Reinsurance treaty settlement	–	(39)	39	–	–
Funds borrowed (repaid), net	–	(2)	3	–	1
Changes in deposits from bank clients, net	–	–	(1,526)	–	(1,526)
Shareholder dividends paid in cash	(910)	–	–	–	(910)
Distributions to non-controlling interests, net	–	–	(59)	–	(59)
Common shares issued, net	43	–	246	(246)	43
Preferred shares issued, net	(16)	–	–	–	(16)
Dividends paid to parent	–	(571)	(2,400)	2,971	–
Issue of subscription receipts	2,220	–	–	–	2,220
Capital contributions by parent	–	–	401	(401)	–
Return of capital to parent	–	–	(79)	79	–
Notes payable to parent	–	–	(76)	76	–
Notes payable to subsidiaries	(171)	–	–	171	–
Cash provided by (used in) financing activities	$166	$(612)	$(2,183)	$2,650	$21
Cash and short-term securities
Increase during the year	$2,232	$1,947	$2,582	$–	$6,761
Effect of foreign exchange rate changes on cash and short-term securities	1	328	461	–	790
Balance, beginning of year	27	3,643	9,216	–	12,886
Balance, end of year	$2,260	$5,918	$12,259	$–	$20,437
Cash and short-term securities
Beginning of year
Gross cash and short-term securities	$28	$4,091	$9,511	$–	$13,630
Net payments in transit, included in other liabilities	(1)	(448)	(295)	–	(744)
Net cash and short-term securities, beginning of year	$27	$3,643	$9,216	$–	$12,886
End of year
Gross cash and short-term securities	$2,260	$6,311	$12,508	$–	$21,079
Net payments in transit, included in other liabilities	–	(393)	(249)	–	(642)
Net cash and short-term securities, end of period	$2,260	$5,918	$12,259	$–	$20,437
Supplemental disclosures on cash flow information:
Interest received	$2	$4,121	$4,800	$(25)	$8,898
Interest paid	265	127	1,432	(745)	1,079
Income taxes paid	–	213	541	–	754

76	Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements

Consolidating Statement of Cash Flows

For the year ended December 31, 2013	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$3,130	$1,318	$3,666	$(4,948)	$3,166
Adjustments:
Equity in net income of unconsolidated subsidiaries	(3,176)	(454)	(1,318)	4,948	–
Increase (decrease) in insurance contract liabilities	–	(9,025)	(1,105)	–	(10,130)
Increase (decrease) in investment contract liabilities	–	54	108	–	162
(Increase) decrease in reinsurance assets	–	3,904	(2,378)	–	1,526
Amortization of (premium) discount on invested assets	–	(20)	17	–	(3)
Other amortization	3	89	334	–	426
Net realized and unrealized (gains) losses and impairments on assets	20	9,676	8,090	–	17,786
Gain on sale of Taiwan insurance business	–	–	(479)	–	(479)
Deferred income tax expense (recovery)	(76)	632	(81)	–	475
Stock option expense	–	3	12	–	15
Adjusted net income (loss)	$(99)	$6,177	$6,866	$–	$12,944
Dividends from unconsolidated subsidiary	1,200	–	319	(1,519)	–
Changes in policy related and operating receivables and payables	(57)	(6,139)	2,755	–	(3,441)
Cash provided by (used in) operating activities	$1,044	$38	$9,940	$(1,519)	$9,503
Investing activities
Purchases and mortgage advances	$–	$(20,974)	$(46,827)	$–	$(67,801)
Disposals and repayments	–	21,032	36,689	–	57,721
Changes in investment broker net receivables and payables	–	61	(169)	–	(108)
Investment in common shares of subsidiaries	(401)	–	–	401	–
Net cash decrease from sale and purchase of subsidiaries and businesses	–	–	(359)	–	(359)
Redemption of preferred shares of subsidiaries	80	–	–	(80)	–
Capital contribution to unconsolidated subsidiaries	(247)	(93)	–	340	–
Return of capital from unconsolidated subsidiaries	–	278	–	(278)	–
Notes receivable from parent	–	–	(222)	222	–
Notes receivable from subsidiaries	205	3	–	(208)	–
Cash provided by (used in) investing activities	$(363)	$307	$(10,888)	$397	$(10,547)
Financing activities
Decrease in repurchase agreements and securities sold but not yet purchased	$–	$(464)	$(7)	$–	$(471)
Repayment of long-term debt	(350)	–	–	–	(350)
Issue of capital instruments, net	–	–	448	–	448
Funds repaid, net	–	(5)	(122)	–	(127)
Secured borrowings from securitization transactions	–	–	750	–	750
Changes in deposits from bank clients, net	–	–	981	–	981
Shareholder dividends paid in cash	(761)	–	–	–	(761)
Contributions from non-controlling interests, net	–	–	15	–	15
Common shares issued, net	17	–	401	(401)	17
Preferred shares issued, net	196	–	(80)	80	196
Gain (loss) on intercompany transactions	–	79	(79)	–	–
Dividends paid to parent	–	(319)	(1,200)	1,519	–
Capital contributions by parent	–	–	340	(340)	–
Return of capital to parent	–	–	(278)	278	–
Notes payable to parent	–	–	(208)	208	–
Notes payable to subsidiaries	222	–	–	(222)	–
Cash provided by (used in) financing activities	$(676)	$(709)	$961	$1,122	$698
Cash and short-term securities
Increase (decrease) during the year	$5	$(364)	$13	$–	$(346)
Effect of foreign exchange rate changes on cash and short-term securities	1	259	219	–	479
Balance, beginning of year	22	3,747	8,984	–	12,753
Balance, end of year	$28	$3,642	$9,216	$–	$12,886
Cash and short-term securities
Beginning of year
Gross cash and short-term securities	$22	$4,122	$9,242	$–	$13,386
Net payments in transit, included in other liabilities	–	(375)	(258)	–	(633)
Net cash and short-term securities, beginning of period	$22	$3,747	$8,984	$–	$12,753
End of period
Gross cash and short-term securities	$28	$4,091	$9,511	$–	$13,630
Net payments in transit, included in other liabilities	–	(449)	(295)	–	(744)
Net cash and short-term securities, end of period	$28	$3,642	$9,216	$–	$12,886
Supplemental disclosures on cash flow information:
Interest received	$–	$3,997	$4,619	$–	$8,616
Interest paid	290	107	1,137	(488)	1,046
Income taxes paid	–	791	319	–	1,110

Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements	77

Note 25    Subsequent Event

On January 30, 2015, the Company completed its purchase of 100% of the shares of Standard Life Financial Inc. and of Standard Life Investments Inc., collectively the Canadian-based operations of Standard Life plc, for cash consideration of $4 billion. On the same day, the Company’s outstanding subscription receipts were automatically converted on a one-for-one basis for 105,647,334 MFC common shares with a stated value of approximately $2.2 billion. The cash consideration included $2.2 billion from net proceeds of the subscription receipts and $1.8 billion from the general assets of the Company (refer to note 13).

The following table summarizes the unaudited assets and liabilities of the Canadian-based operations of Standard Life plc as at December 31, 2014.

As at December 31, 2014	unaudited
Assets
Invested assets	$18,670
Other assets	970
Segregated funds net assets	31,251
Total assets	$50,891
Liabilities
Insurance and investment contract liabilities	$16,271
Other liabilities	771
Subordinated debentures	403
Segregated funds net liabilities	31,251
Total liabilities	$48,696
Net assets	$2,195

The difference between the purchase price and the determination of the final fair value of tangible net assets acquired as of January 30, 2015 represents goodwill and intangible assets. Due to the recent closing of the acquisition, the fair value determination and the initial purchase price accounting for the business combination have not been completed, and certain disclosures have not been provided. The final allocation of the purchase price as at January 30, 2015 will be determined after completing a comprehensive evaluation of the fair value of assets (including intangibles) and liabilities acquired at that date.

Note 26     Comparatives

Certain comparative amounts have been reclassified to conform to the current year’s presentation.

78	Manulife Financial Corporation 2014 Notes to Consolidated Financial Statements